

AMERICAN
FINANCIAL
HOLDINGS

the new American

Pursuing strategic growth, one community at a time.

Annual Report 2001

American Financial Holdings, Inc. and American Savings Bank Boards of Directors

Robert T. Kenney
Chairman of the Board

Marie S. Gustin

Fred M. Hollfelder

Gregory B. Howey

Mark E. Karp

Steven T. Martin

Harry N. Mazadoorian

Laurence A. Tanner

Jeffrey T. Witherwax

a commitment



American Financial Holdings, Inc. Executive Officers

Charles P. Ahern
Executive Vice President

Earl T. Young
Executive Vice President

Sheri C. Pasqualoni
Executive Vice President

Charles J. Boulier III
Senior Executive
Vice President, Treasurer
and Chief Financial Officer

Richard J. Moore
Executive Vice President
and Secretary

Robert T. Kenney
Chairman, President and
Chief Executive Officer

Peter N. Perugini
Executive Vice President

William E. Solberg
Senior Executive
Vice President

to excellence

Company Profile

Through its subsidiary, American Savings Bank, American Financial Holdings, Inc. offers diversified financial services, including deposit, loan and insurance products, in addition to investment services and trust and estate planning. As a full service financial provider, it also offers a complete line of commercial banking services. The Company's mission is to maximize shareholder value by focusing on the Bank's core competencies of superior asset quality, being a low cost financial service provider and demonstrating strong capital management, while delivering exceptional customer service to the markets we serve.

As a community-based bank, American Savings started the American Savings Foundation in 1995. At the time of its conversion to a public company in 1999, the Bank contributed over 2 million shares of its stock. The American Savings Foundation is a permanent charitable endowment dedicated to enhancing the quality of life for all residents in the communities served by the Bank.

Financial Highlights

(Dollars in thousands, except per share)	At December 31 2001	2000
Operating Data		
Net income	$ 28,630	$ 31,126
Net interest income	59,788	67,692
Non-interest income[(1)]	10,442	6,026
Net interest spread	2.68%	2.57%
Net interest margin	3.54%	3.81%
Balance Sheet Data		
Total assets	$ 1,900,596	$ 1,873,458
Net loans	1,214,847	1,151,048
Mortgage-backed securities	225,101	255,270
Investment securities	311,293	351,211
Deposits	1,124,249	1,126,336
FHLB advances & other borrowings	311,444	177,944
Total shareholders' equity	394,947	513,967
Per Share Data		
Basic earnings	$ 1.40	$ 1.19
Diluted earnings	1.33	1.18
Dividends paid	0.66	0.45
Market value at year end	25.41	20.63
Book value at year end	19.16	19.19
Shares outstanding at year end	20,612,861	26,777,545
Selected Ratios		
Return on average assets	1.51%	1.66%
Efficiency ratio[(2)]	48.91	42.11
Non-performing assets to total assets	0.23	0.17
Allowance for loan losses to non-performing loans	258.97	352.58

(1) Excludes the gain on sale of securities.

(2) Non-interest expense exclusive of one-time employee benefit charge in 2001 divided by the sum of net interest income plus non-interest income less gain on sale of securities.

17 new ways to



serve you better

Dear Shareholders: American Financial Holdings is committed to becoming one of Connecticut's premier super community banks by achieving strong financial results, expanding financial services and forging into new markets that will pave the way for future growth.

In 2001, we made significant strides in the realization of that goal.

The highlight of the year was the announcement of our acquisition of American Bank of Connecticut – a transaction that will propel our growth and profitability and open new opportunities to enhance shareholder value.

Today, we have successfully completed our acquisition and we are proud to be ***the new American*** – a larger, stronger franchise committed to building on our successes while maintaining the same core banking principles that have resulted in exceptional financial performance.

Key Accomplishments. We achieved record earnings per diluted share this year of $1.33 compared to $1.18 in 2000, an increase of 12.7%. This was accomplished by growing the loan portfolio, attracting core deposits and expanding banking relationships. We also made considerable progress toward our goal of attaining a double-digit return on equity.

2001 marked the sixth consecutive year of significant loan growth for our Bank. The launch of successful advertising campaigns helped generate mortgage loans and home equity lines of credit in targeted areas of Massachusetts and southern Connecticut, which contributed to a record of over $580 million in loan closings. Despite refinancing activity (fueled by a record 11 interest rate reductions by the Federal Reserve), we increased net loans by 5.5%, or $63.8 million, to $1.2 billion.

Consistent with our strategy to grow core deposits, we introduced a new, tiered money market account in 2001. We also actively continued to promote our business banking relationships. As a result, core deposits increased $72.4 million, while higher-cost time deposits declined $74.5 million, resulting in only a modest decline in total deposits. By year-end, core deposits to total deposits had a robust increase to 40% from 33%.

Our Bank continues to make significant progress in the expansion of fee-based businesses as evidenced by a 12% increase in gross income from these areas in 2001. During the year, we expanded our investment advisory business, successfully grew trust assets and introduced a property and casualty line of insurance to our product offerings.

Net Loans in millions



$ 2,000
$ 1,500
$ 1,000
$ 500
$ 0
$ 1,030
$ 1,151
$ 1,215
$ 1,625
1999
2000
2001
Combined as of 1/18/02

Deposits in millions



$ 2,000
$ 1,750
$ 1,500
$ 1,250
$ 1,000
$ 750
$ 500
$ 250
$ 0
$ 1,101
$ 1,126
$ 1,124
$ 1,864
1999
2000
2001
Combined as of 1/18/02

Continued Financial Strength. Adherence to core values of exceptional customer service and disciplined lending has been the foundation of our financial strength. In spite of a softening economy, drastic changes in interest rates and the devastation of September 11, our loan quality and coverage ratios have remained strong. The ratio of non-performing assets to total assets at year-end 2001 was 0.23% compared to an average 0.45% for other U.S. thrifts our size.

In addition to our recent acquisition, the opportunity to repurchase American Financial stock continues to be an attractive investment alternative and capital management tool to enhance shareholder value. Since our conversion to a public company, we have repurchased 8.3 million shares of our stock.

American Financial Share Value

Change in investment assuming $100 invested 11/30/99


AMFH
$ 250
$ 200
$ 150
$ 100
$ 50
Nasdaq Bank Index
Nasdaq Composite Index
11/30/99
12/31/99
12/31/00
12/31/01

Exceptional Shareholder Value. Based on market values at the beginning and end of the year, American Financial Holdings stock has appreciated in price by 23%. This price appreciation, in combination with an increase in dividends, brought the total return on your shares to 27%. This return compares favorably to the Nasdaq Composite Index which decreased by over 20% during the period and the S&P 500 Index which declined nearly 12%.

In January 2002, the Board of Directors demonstrated their determination to enhance shareholder value by again increasing your dividend by 9.1%. This followed the 10% dividend increase in 2001.

American Financial Holdings was recognized in 2000 by having its stock added to the Russell 2000 Stock Index. In addition, the stock has been added to the S&P SmallCap 600 Index as well as the Nasdaq Financial-100 Index in 2001.

Dividend Growth


$ 0.80
$ 0.70
$ 0.60
$ 0.50
$ 0.40
$ 0.30
$ 0.20
$ 0.10
$ 0.00
$0.45
$ 0.66
$ 0.72
2000
2001
2002 Indicated

An Ideal Strategic Partnership. A key element of American Financial Holdings' strategy for growth is pursuing acquisitions that complement core businesses; add meaningful and profitable services; and support a steady, positive earnings trend. American Bank is the ideal strategic partner to support these critical objectives. As a result of the acquisition, American Financial is a much stronger franchise than it was a year ago, and we now rank third in both assets and deposit market share among Connecticut-based banks.

Geographically, we expanded into two new counties in Connecticut. With no overlap in territory, all 17 of our newly acquired branches augment our current network, giving us a total of 34 branches. With this expanded branch network, we will be able to export our successful fee-based businesses to a new base of loyal customers.

Now that the acquisition is complete, we have a stronger deposit mix with a greater percentage of core deposits. In addition, we have a more diversified loan mix including higher-yielding commercial loans. At the same time, we are leveraging American Bank's commercial banking expertise to accelerate our commercial banking initiative.

From the time we made the announcement of our acquisition of American Bank of Connecticut in July to the closing of the transaction in January 2002, considerable planning has taken place in every area of the Bank. As a result, we have been able to provide a seamless transition for all of our customers, and I am appreciative of the efforts of the employees from both banks who worked tirelessly toward that end.

I am very pleased that William Solberg, formerly the President and CEO of American Bank, is now our Senior Executive Vice President and Chief Banking Officer. I am also pleased that the strong commercial banking operation that American Bank developed will continue to be headed by Earl Young, who has joined us from American Bank as Executive Vice President and Chief Commercial Banking Officer.

Commitment to Our Communities. During the course of 2001, assets of the American Savings Foundation grew to approximately $65 million, allowing us to contribute $1.7 million in grants, scholarships and sponsorships to support our 47-community area.

In response to the tragedy of September 11, both the Bank's Board of Directors and the Foundation's Board voted to allocate funds to the disaster relief efforts, and the Foundation designated a matching grant toward employees' contributions to the relief efforts.

In 2002, the Foundation's giving will increase to $2.5 million, and we will expand the communities it serves to encompass those of American Bank.

Continued Growth. Over the past decade, we have taken measured, deliberate steps toward the goal of becoming a super community bank – a bank that maintains the personal touch of a home-town bank while offering the best and most sophisticated banking and financial services available.

In 2002, we look forward to maximizing our partnership with American Bank of Connecticut. Additionally, we look forward to growing new banking relationships by providing the exceptional service that both American Savings and American Bank customers have come to know as our hallmark. We realize the economy is still facing some weakness, but our Bank has distinguished itself by its ability to perform well during uncertain economic climates, and we see no reason why this performance will not continue.

Our goal is to increase the value of your investment in American Financial by expanding product lines, broadening geographic distribution and growing our core banking franchise while executing our capital management plan. We have done exactly what we said we would do, and we will continue to pursue these successful strategies.

As always, we would like to recognize the contribution of our directors, officers and staff as we continue to change and grow. We also remain thankful to you, our shareholders and customers, for your continued confidence and loyalty.

Robert T. Kenney
Chairman, President and Chief Executive Officer

Efficiency Ratio vs. Peer Group (%)



60.00
50.00
40.00
30.00
20.00
10.00
0.00
48.91%
56.68%
AMFH
Peer Average*

*Peer Group: 38 U.S. thrifts with average assets $1-5 billion
Source: SNL Financial

Return on Average Equity (%)



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
0.91%
5.91%
6.59%
1999
2000
2001

Retail Banking Services.

The relationships we cultivate with our customers every day are the very foundation of our business. We provide the highest level of personal service and a wide array of products and services, supported by the most convenient electronic delivery systems possible.

welcome to the

Last year, we commissioned an independent source to conduct focus groups with our customers. We were very pleased that our customers told us that we do what we have promised – provide them with exceptional customer service.

In 2001, to expand customer convenience, we promoted our new Internet banking platform, ASB Anytime, which includes online bill pay service. We exceeded our enrollment goals, resulting in more than 10% of our checking customers going online, with more than one-third of those customers enrolled in the convenient bill pay service.

With the acquisition of American Bank, all of our customers now have access to a much wider geographic area featuring twice as many branches and nearly twice as many ATMs.


Winsted
Simsbury
Mansfield
West Hartford
Wethersfield
Torrington
Avon
Newington
Plainville
Wolcott
Glastonbury
Watertown
New Britain
Rocky Hill
Berlin
Woodbury
Waterbury
Middlebury
Killingworth
Southbury
Seymour

Retail Lending Services.

Our branch representatives, loan officers and mortgage correspondent network achieved a record year in home equity and first mortgage loan closings which totaled over $580 million in 2001. We credit this to our strong array of lending products, the current low interest rate environment, and our aggressive expansion in the Massachusetts and Fairfield County markets. Also, through our AAA Automobile Club of Greater Hartford affinity program, we began advertising our competitive equity line of credit to a new base of 240,000 households in our market.

We continue to offer our 24-hour live operator telephone system and our Internet banking site, so customers may apply for a loan when it is most convenient. Our expansion efforts require resources to help us manage additional volume, and increase our efficiency and quality in loan processing. Therefore, we are evaluating a new consumer loan automated processing and underwriting system that will allow branch representatives to enter application information from customers and issue conditional home equity loan commitments within minutes. We expect this system will be operational in 2002.

The American Bank customer base presents us with a strong opportunity to pursue increased loan generation through 17 new locations. By introducing our product line to our new branches, we will be positioned to take full advantage of new market potential.

Employee Involvement. Our employees are truly the heart of American Savings Bank. They are at the front line and a reflection of the Bank's core value of exceptional customer service. We welcome American Bank employees into our family. Together, we represent a long history of customer and community service.

Gary Robinson, Assistant Vice President & Branch Manager, Newington
Mary Schmelcke, Assistant Vice President & Branch Manager, Middlebury
Monique Simmons, Assistant Branch Manager, New Britain

new american



"The combined strengths of American Bank and American Savings will enable us to build upon the successes we have had in commercial banking to solidify American Savings' presence as a full-service financial provider."

William E. Solberg, Former President & CEO, American Bank of Connecticut
Senior Executive Vice President & Chief Banking Officer, American Savings Bank

putting our



Commercial Banking Services.

The addition of American Bank's experienced commercial team and portfolio allows us to accelerate our business banking initiative into a multiple product line commercial banking division. The credit quality of the combined portfolio remains strong with low non-performing loans matched against conservative loan loss reserves. Adherence to sound underwriting and established credit standards will create our greatest opportunity for success.

expertise to work

Business customers want a dynamic banking relationship. We create customized solutions that are intelligently designed and flexibly delivered. American Savings takes a long-term view of our target market that focuses on developing mutually satisfactory relationships with our expanded client group ranging from manufacturers to medical groups, retailers to builders. Mortgages, term loans, lines of credit, letters of credit and other products are available for acquisitions and expansion. We maintain affiliations with state and federal programs that provide credit enhancements to augment our product offerings.

We sell to businesses directly and work closely with other departments to cross-sell value added trust, deposit, investment and consumer loan products to the principals, their employees and their families.

The competition for this market segment remains fierce, with many non-bank competitors. By maintaining direct and sustained calling efforts with targeted clients and referral sources, we will continue to build a high profile, professional presence in the marketplace that leverages the successes we have enjoyed to date.

Loan Mix


100%
80%
60%
40%
20%
0%
2001
Combined as of 1/18/02
Commercial Loans
Commercial Real Estate
Consumer Loans
Residential Real Estate

Technology.

The Bank's investment in technology supports our goals of profitable growth and the highest level of service. We utilize technology to ensure that products and services are delivered in an optimal fashion and are supported by an efficient and cost effective operation. The relatively seamless conversion of customer information following the acquisition of American Bank is testimony to the Bank's careful planning and commitment to provide uninterrupted service to our customers.

Among the technology achievements the Bank made in 2001 were consolidating data networks to reduce costs, re-engineering the Bank's LAN and WAN systems to consolidate servers and storage, modernizing the Bank's customer signature control system, expanding the Bank's customer service capabilities, and establishing a new Internet customer information channel with linkage to both the Bank's upgraded check processing system and the country's leading Internet bill payment provider. Consistent with the Bank's core principles, the new systems emphasized information security, customer friendliness, and increased functionality. The Bank also significantly revised its disaster recovery plan, reaffirming its commitment to security and dependability.

Financial Services. More and more, customers are seeking out alternative investment options and are looking to us to help them make sensible choices to plan for their financial future. As a leading financial services provider, we recognize the importance of expanding our product lines to serve customers' changing financial needs. That is why we remain committed to growing our fee-based business lines - American Investment Services, Trust and Insurance.

continued pride

Non-Interest Income* in millions



$ 12.0
$ 10.0
$ 8.0
$ 6.0
$ 4.0
$ 2.0
$ 0.0
$ 5.1
$ 6.0
$ 10.4
1999
2000
2001

*Exclusive of security gains and gain on contribution of securities to Foundation in 1999.

American Investment Services, Inc. (AIS). In 2001, American Investment Services continued its commitment to build the advisory fee business by hiring two additional registered investment advisors (RIAs). Our advisors currently manage more than $67 million in assets, which generate annual fee income of approximately $500,000. We will continue to grow this business by transitioning financial specialists from transaction-oriented business to advisory services in the coming years.

The acquisition of American Bank of Connecticut provides a platform for us to carry the success of American Investment Services through 17 new branch locations.

Trust Services. Trust assets grew over 13% in 2001, despite difficult market conditions. We continued to grow assets, primarily because of new client relationships and the retention of our existing customer base, by offering exceptional personal service and a wide variety of investment options.

In 2001, Trust continued to build upon the initiatives developed in the last two years – training internal referral sources, reaching out to local professionals and soliciting non-profit organizations.

Looking ahead, we are optimistic about the opportunities inherent in the American Bank acquisition. Not only will we have a 17 branch franchise of new customers, we will also have the potential to target commercial banking customers.

Insurance Services. In 2001, fixed annuity sales soared 44% to approximately $20 million, as we helped customers identify alternative investments in a declining equity market.

Another important development this year was our entry into the property and casualty market through a joint marketing agreement with a local insurance agency. With the addition of property and casualty insurance, we are now positioned to offer customers the convenience of one-stop shopping for all of their financial needs.

The focal point of our life insurance sales strategy going forward will be to continue to penetrate the existing base of customers through our licensed sales representatives, while beginning to introduce insurance products to American Bank's frontline staff. This will provide us with the ability to maximize potential sales opportunities from every location of the Bank.

"From investments to insurance, we offer our customers many options for a secure financial future. We help our customers make sense of what's out there – and then we put our services and expertise to work for them."

Renée N. Vanek, President & Chief Operating Officer, American Investment Services, Inc.

in our service



MERICAN
SAVINGS
Drive-Thru ATM

"The Connecticut Junior Republic shares our goals – a commitment to children, youth and families. This grant is a great start for the Foundation's expansion into the Greater Waterbury area."

David Davison, President, American Savings Foundation, with members of the Connecticut Junior Republic Waterbury program which supports troubled youth and keeps families together.

bringing a lasting


Platinum

American Savings Foundation.

When the measure of a corporation is taken, an account should be made of its performance as a good citizen in the community. The American Savings Foundation represents this dimension of the Bank, acting as its charitable arm, investing in the programs and people throughout the towns we serve. The Bank has been recognized as a model of corporate citizenship, both for its innovative grantmaking and for the amount of its commitment.

commitment

With a permanent endowment totaling more than $65 million at year-end, the Foundation contributed $1,720,000 in 2001, more than triple its 1999 giving. In addition to grants to local nonprofits, the Foundation awarded $375,000 in college scholarships to 225 individuals who were chosen on the basis of academic potential, citizenship, and financial need. Now in its seventh year of operation, the Foundation continues to fund programs and organizations that meet the needs of children, youth and families. We expect contributions to climb to $2.5 million in 2002, placing the Foundation among the most generous in Connecticut.

By design, the Foundation maintains a connection between the Bank and the community by directing its support to the Bank's assessment area. When American Savings announced the agreement to acquire American Bank of Connecticut, the Foundation's Board of Directors decided to expand its contributions territory to include the towns of the Greater Waterbury area. To illustrate the scope of this commitment, the Foundation awarded its first grant in the new area to the Connecticut Junior Republic, a highly regarded agency that provides intervention services to troubled youth. At an event during the holiday season, the Foundation Chairman Robert Kenney and President David Davison presented a new van, loaded with winter clothing, educational equipment and other gifts to the agency at its Waterbury site. They also announced the commitment of $500,000 in the Greater Waterbury area towns for grants and scholarships in 2002.

Through the work of the Foundation, the residents and businesses in the communities we serve will be able to measure the Bank's commitment for years to come.

Foundation Total Giving in millions



$ 2.5
$ 2.0
$ 1.5
$ 1.0
$ 0.5
$ 0.0
$ 0.5
$ 0.9
$ 1.7
$ 2.5
1999
2000
2001
2002 Budget

Foundation Total Assets at Year-End in millions



$ 80.0
$ 70.0
$ 60.0
$ 50.0
$ 40.0
$ 30.0
$ 20.0
$ 10.0
$ 0.0
$ 38.1
$ 55.5
$ 65.0
1999
2000
2001

Ongoing Financial Excellence. Despite a challenging economic environment, the Bank was able to generate record loan volume, maintain strong asset quality, increase core deposits to record levels and execute key capital management initiatives.

Non-Performing Assets as Percent of Total Assets (%)



0.50
0.40
0.30
0.20
0.10
0.00
0.16%
0.17%
0.23%
0.45%
1999
2000
2001
2001 Peer Average*

*Peer Group: 38 U.S. thrifts with average assets $1-5 billion
Source: SNL Financial

With the economy weakening throughout 2001, the Federal Reserve eased monetary policy, allowing interest rates to decline to 40-year lows. This provided consumers with an opportunity to refinance their mortgage debt and led to American Savings closing a record 1,294 residential mortgage loans in 2001. Additionally, this lower interest rate environment allowed the Bank to obtain long-term funding at historically attractive rates.

The Bank has faced uncertain economic times in the past and our prudent lending policies continue to maintain the same low risk profile that has been a hallmark of American Financial. In 2001, asset quality remained strong as the ratio of non-performing assets to total assets was 0.23% at year-end compared to a 0.45% average for savings institutions of our asset size. Additionally, the combined loan portfolio of American Bank and American Savings should not materially alter the Company's exposure to credit risk and will add a mix of higher-yielding loans. Both institutions come together with the same approach to credit risk management – a culture of uncompromising underwriting standards that has historically maintained a low level of delinquent loans.

Core deposits offer a steady, low-cost source of funding and a customer base receptive to other products, including loans, trust and investment services and insurance. Core deposits grew 19.4% in 2001, and, with the acquisition of American Bank, will increase to 48% of our total deposits from 40%.

A key element of our capital management strategy was to repurchase our own stock concurrent with building our franchise through acquisition. We expect to continue to pursue both of these capital management strategies in 2002. We intend to repurchase an amount equal to the 3.2 million shares issued in the American Bank acquisition and pursue other acquisitions that offer attractive synergies while being accretive to earnings within one year. An ideal acquisition would allow us to grow our fee-based businesses, enhance our core deposit mix and provide attractive lending markets and relationships.

The strategic initiatives we planned and executed through the beginning of 2002 will prove to be critical to our future success and financial performance.

Set forth below are selected consolidated financial and other data of the Company. The financial data are derived in part from, and should be read in conjunction with, the Company's audited consolidated financial statements and related notes. The decline in net income in 1999 primarily resulted from a $21.4 million common stock contribution to the newly formed American Savings Charitable Foundation at the time of the conversion.

selected data

	At or For the Year Ended December 31,				
(Dollars in thousands)	2001	2000	1999	1998	1997
Selected Financial Data:					
Total assets	$ 1,900,596	$ 1,873,458	$ 1,886,153	$ 1,590,451	$ 1,475,262
Loans, net	1,214,847	1,151,048	1,029,531	907,254	837,683
Securities available for sale:					
Mortgage-backed securities	225,101	255,270	341,421	172,855	132,817
Investment securities	311,293	351,211	435,832	417,673	432,032
Deposits	1,124,249	1,126,336	1,100,502	1,130,711	1,089,593
FHLB advances and other borrowings	311,444	177,944	214,444	120,244	80,244
Total shareholders' equity	394,947	513,967	531,452	280,984	258,141
Real estate owned	77	211	445	720	739
Non-performing loans	4,204	3,013	2,523	3,986	6,874
Selected Operating Data:					
Total interest and dividend income	$ 121,028	$ 127,623	$ 106,033	$ 98,989	$ 95,255
Total interest expense	61,240	59,931	56,444	54,067	52,507
Net interest income before provision for loan losses	59,788	67,692	49,589	44,922	42,748
Provision for loan losses	450	1,895	2,030	2,400	2,154
Net interest income after provision for loan losses	59,338	65,797	47,559	42,522	40,594
Non-interest income:					
Service charges and fees	5,190	3,977	3,351	3,149	2,346
Investment commissions and advisory fees	1,695	1,545	1,399	1,052	152
Net gain on sale/contribution of securities	8,212	6,068	2,850	6,696	4,655
Increase in cash surrender value of bank owned life insurance	3,122	21	—	—	—
Other	435	483	363	367	552
Total non-interest income	18,654	12,094	7,963	11,264	7,705
Total non-interest expense	36,046	31,046	50,928	26,705	21,946
Income before income taxes	41,946	46,845	4,594	27,081	26,353
Income taxes	13,316	15,719	1,811	9,066	8,093
Net income	$ 28,630	$ 31,126	$ 2,783	$ 18,015	$ 18,260

selected ratios

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Financial Ratios:					
Interest rate spread	2.68%	2.57%	2.36%	2.45%	2.47%
Net interest margin	3.54	3.81	3.16	3.20	3.20
Net interest income after provision for loan losses to non-interest expense	164.62	211.94	93.38	159.23	184.70
Non-interest expense as a percent of average assets (excluding all Foundation contributions)	1.89	1.65	1.77	1.52	1.38
Efficiency ratio[1]	48.91	42.11	54.05	46.62	42.89
Return on average assets	1.51	1.66	0.17	1.20	1.29
Return on average equity	6.59	5.91	0.91	6.76	7.56
Ratio of average equity to average assets	22.86	28.03	18.36	17.78	17.01
Regulatory Capital Ratios:					
Leverage capital ratio	17.74%	19.25%	23.00%	16.35%	15.95%
Risk-based capital ratio	31.30	35.60	38.00	29.19	30.30
Asset Quality Ratios:					
Non-performing assets as a percent of total assets	0.23%	0.17%	0.16%	0.30%	0.52%
Allowance for loan losses as a percent of total loans	0.89	0.92	0.85	0.83	0.74
Allowance for loan losses as a percent of non-performing loans	258.97	352.58	349.58	191.32	91.32

[1] *Efficiency ratio is net interest income plus non-interest income exclusive of securities gains, divided into non-interest expense exclusive of Foundation contributions and a one-time employee benefit charge in 2001 of $1.7 million.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 0-27399

AMERICAN FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	06-1555700
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
102 West Main Street, New Britain, Connecticut	06051
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (860) 612-3366
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. X

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $601,522,911 based upon the closing price of $27.15 as quoted on the Nasdaq National Market for March 7, 2002. Solely for purposes of this calculation, the shares held by the directors and officers of the registrant are deemed to be held by affiliates.

The number of shares outstanding of the registrant's Common Stock as of March 7, 2002 was 23,314,529.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Proxy Statement for the Annual Meeting of Stockholders ("Proxy Statement"). (Part III)

TABLE OF CONTENTS

PART I

Item 1. Description of Business

Forward Looking Statements

References to the Company generally refer to the consolidated operations of American Financial Holdings, Inc. (the "Parent Company") and American Savings Bank (the "Bank"). This report contains forward-looking statements that are based on assumptions and describe future plans, strategies, and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results accurately or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan and investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on these statements. The Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Parent Company was organized as a Delaware business corporation at the direction of the Bank in July 1999 to become the holding company for the Bank upon completion of its conversion from a mutual savings bank to a stock savings bank (the "Conversion"). The Conversion was completed on November 30, 1999. At December 31, 2001, the Company had consolidated total assets of $1.90 billion and total stockholders' equity of $394.9 million. The Parent Company is subject to regulation by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, and the Securities and Exchange Commission.

The Bank was founded in 1862 as a Connecticut-chartered mutual savings bank under the name "Savings Bank of New Britain." In 1976, the Bank changed its name to "American Savings Bank." The Bank is regulated by the State of Connecticut Department of Banking and the Federal Deposit Insurance Corporation. The Bank's deposits are insured to the maximum allowable amount by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. The Bank has been a member of the Federal Home Loan Bank System since 1978.

On January 18, 2002, the Company completed its acquisition of American Bank of Connecticut ("ABC"). The acquisition doubled the number of branch locations from 17 to 34. The majority of the new branches are located in Waterbury, Connecticut in New Haven County and some are located in Litchfield County. The acquisition extended the Bank's traditional loan and deposit products to a larger population, and brought the established ABC commercial banking products and expertise to the Bank's market area.

The Company operates 34 banking offices in Hartford, Middlesex, Tolland, New Haven and Litchfield counties, and offers a full range of banking services to individuals and corporate customers primarily located in Central Connecticut. The Company specializes in acceptance of retail deposits from the general public and using those funds, together with funds generated from operations and borrowings, to originate commercial loans and commercial real estate loans, residential mortgage loans and consumer loans, primarily home equity loans and lines of credit. The Company originates loans primarily for investment. However, the Company also sells loans, primarily fixed-rate mortgage loans, in the secondary market, while generally retaining the servicing rights. The Company also invests in mortgage-backed securities, debt and equity securities and other permissible investments. The Company's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on investment and mortgage-backed securities. The Company's primary sources of funds are deposits, principal and interest payments on loans and investments and mortgage-backed securities, advances from the Federal Home Loan Bank of Boston and to a lesser extent, borrowings under repurchase agreements.

Market Area

The Company is headquartered in New Britain, Connecticut in Hartford County. The Company's primary deposit gathering area is concentrated in the communities surrounding its 34 banking offices located in Hartford, Middlesex, Tolland, New Haven and Litchfield counties. The Company's primary lending area is significantly broader than its deposit gathering area and, includes all of the State of Connecticut as well as parts of Rhode Island and Massachusetts.

Hartford County is located approximately two hours from both Boston and New York City and contains the city of Hartford. The region serves as the governmental and financial center of Connecticut. Hartford County has a diversified mix of industry groups, including insurance and financial services, manufacturing, service, government and retail. The major employers in the area include several prominent international and national insurance and manufacturing companies, such as Aetna, Inc., The Hartford Financial Services, Inc., Travelers Property Casualty Corp., United Technologies Corp., Stanley Works, as well as many regional banks and the State of Connecticut.

Connecticut's economy declined along with the nation's in 2001 and like the national economy the downturn was not as deep as it was in the recession of the early 1990s. When final labor figures are published, Connecticut is expected to lose a total of 35,000-40,000 jobs in this downturn, about a quarter of the number lost in the state's last recession. The state's economy, along with the nation's, is expected to recover in 2002, supported by a diverse industrial base and service industry, a growing biotech industry, increases in federal spending on defense and a 3.6% unemployment rate that is still well below the national unemployment rate of 5.8%. However, the state's rate of recovery is expected to lag the nation's—just as it did before the recession—because of a long-standing labor shortage, and, to a lesser extent, the state's dependency on the weakening financial services industry and particularly Connecticut's ties to Wall Street, largely in Fairfield county.

Connecticut leads the nation in terms of disposable personal income, which was $32,820 in 2000 as compared to $23,279 in 1990. Additionally, during the fourth quarter of 2001, the drop in labor market activity has slowed in most of the State's regions and this has showed up in the recent positive reading from the State's consumer confidence index and in a rebound in retail sales. The State's manufacturing sector, which represents nearly 20% of economic activity, continued to weaken as hours worked in the fourth quarter of 2001 dropped significantly, supporting a slower economic recovery.

Competition

The Company faces intense competition for the attraction of deposits and origination of loans in its primary market area. Its most direct competition for deposits has historically come from the several commercial and savings banks operating in the Company's primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms, credit unions and insurance companies. While those entities still provide a source of competition for deposits, the Company faces significant competition for deposits from the mutual fund industry as customers seek alternative sources of investment for their funds. The Company also faces significant competition for investors' funds from their direct purchase of short-term money market securities and other corporate and government securities. While the Company faces competition for loans from the significant number of financial institutions, primarily savings banks and commercial banks in its market area, its most significant competition comes from other financial service providers, such as the mortgage companies and mortgage brokers operating in its primary market area. The increase of Internet accessible financial institutions, which solicit deposits and originate loans on a nationwide basis will continue to increase competition for the Company's customers and may have an adverse impact on its future operations. Additionally, competition is likely to continue to increase as a result of recent regulatory actions and legislative changes, most notably the enactment of the Gramm-Leach-Bliley Act of 1999. These changes have eased and likely will continue to ease restrictions on the interstate operations of financial institutions due to the increasing trend for non-depository financial service companies entering the financial services market, such as insurance companies, securities companies and specialty financial companies. Competition for deposits and the origination of loans may limit the Company's growth in the future.

Lending Activities

General. The types of loans that the Company may originate are subject to federal and state laws and regulations. The Company concentrates primarily upon its traditional residential mortgage, home equity and other consumer loan products, in addition to commercial and commercial real estate loans that meet the needs of small – to medium – sized businesses. Interest rates charged by the Company on loans are affected principally by the Company's current asset/liability strategy, the demand for such loans and the supply of money available for lending purposes. These factors are, in turn, affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

The following table shows the composition of the Company's loan portfolio at the dates indicated. At December 31, 2001, the Company did not have any loan concentrations in excess of 10% of total loans except as disclosed in the following table:

Loan Portfolio

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$ 832,177	68.2 %	$ 818,272	70.6%	$ 719,089	69.5%	$624,819	68.4%	$588,050	69.8%
Residential construction	9,437	0.8	11,963	1.0	19,587	1.9	17,177	1.9	11,755	1.4
Other	394	0.0	924	0.1	1,106	0.1	1,223	0.1	2,063	0.2
Total real estate loans	842,008	69.0	831,159	71.7	739,782	71.5	643,219	70.4	601,868	71.4
Commercial loans:										
Commercial business loans	3,296	0.3	132	-	-	-	-	-	-	-
Total commercial business loans	3,296	0.3	132	-	-	-	-	-	-	-
Consumer loans:										
Home equity loans and lines of credit	360,166	29.5	307,106	26.6	276,049	26.7	243,102	26.6	216,814	25.7
Automobiles	12,881	1.0	17,027	1.5	15,539	1.5	20,085	2.2	20,793	2.5
Other	2,197	0.2	2,701	0.2	3,162	0.3	6,940	0.8	3,557	0.4
Total consumer loans	375,244	30.7	326,834	28.3	294,750	28.5	270,127	29.6	241,164	28.6
Total loans	1,220,548	100.0%	1,158,125	100.0%	1,034,532	100.0%	913,346	100.0%	843,032	100.0%
Net deferred loan origination costs (fees)	5,186		3,547		3,819		1,534		928	
Allowance for loan losses	(10,887)		(10,624)		(8,820)		(7,626)		(6,277)	
Total loans, net	$1,214,847		$1,151,048		$1,029,531		$907,254		$837,683	

One- to Four-Family Real Estate Loans. The Company's primary lending activity is the origination of loans secured by owner occupied one- to four-family residences located in its primary lending area.

The Company originates fixed-rate fully amortizing loans with maturities ranging between 10 and 30 years and rates based on market conditions. The Company offers mortgage loans that conform to Fannie Mae and Freddie Mac underwriting guidelines, as well as jumbo loans, which were loans in amounts over $275,000 through October 2001 and $300,700 beginning in November 2001. Fixed-rate conforming loans are generally originated for portfolio; however, such loans may be sold periodically in response to changes in prevailing market interest rates. Loans that are sold are generally sold to Freddie Mac, with the servicing rights retained. The Company will underwrite one- to four-family residential mortgage loans up to a loan-to-value ratio of 95%, provided that a borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property.

The Company also offers adjustable-rate mortgage loans, with an interest rate based on market conditions. Interest rate adjustments are limited to no more than 2% during any adjustment period and 6% over the life of the loan. Additionally, the Company offers an adjustable-rate loan with a conversion option where the borrower has the option to convert the loan to a fixed interest rate after a predetermined period of time, generally within the first 60 months of the loan term. Adjustable-rate mortgage loans help reduce the Company's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by the borrower. During periods of rising interest rates the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required by the borrower. Although adjustable-rate mortgage loans allow the Company to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits, and the degree to which borrowers prepay their loans. Because of these considerations, the Company has no assurance that yields on adjustable-rate mortgage loans will be sufficient to offset increases in the Company's cost of funds during periods of rising interest rates. The Company believes these risks, which have not had a material adverse effect to date, generally are less than the risks associated with holding fixed-rate loans in its portfolio in a rising interest rate environment.

The Company also requires that fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans. An independent licensed appraiser generally appraises all properties.

Residential Construction Loans. The Company originates construction loans to individuals for the construction and acquisition of personal residences. At December 31, 2001, the advanced portion of residential construction loans amounted to $9.4 million, or 0.8% of total loans. At December 31, 2001, the unadvanced portion of construction loans totaled $7.8 million.

The Company's construction loans generally provide for the payment of interest only during the construction phase, which is usually twelve months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans can be made with a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance on the loan if the loan exceeds 80% of the appraised value or sales price of the secured property, whichever is less. At December 31, 2001, the largest outstanding construction loan commitment was for $900,000, $630,000 of which was outstanding. This loan was performing according to its terms at December 31, 2001. Construction loans to individuals are made on the same terms as the Company's one- to four-family mortgage loans. Before making a commitment to fund a construction loan, the Company requires an appraisal of the property by an independent licensed appraiser. The Company also reviews and inspects each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

Construction lending generally involves a higher degree of risk than single-family permanent mortgage lending because of the greater potential for disagreements between borrowers and builders and the failure of builders to pay subcontractors. Additional risk often exists because of the inherent difficulty in estimating both a property's value and the estimated cost of the property. If the estimate of value upon completion proves to be inaccurate, the Company may be confronted with a property whose value is insufficient to assure full repayment. The Company has attempted to minimize the foregoing risks by, among other things, limiting its construction lending to residential properties, and by having all construction loans convert to permanent mortgage loans at the end of the construction phase.

Home Equity Loans and Lines of Credit. The Company offers home equity lines of credit and fully amortizing home equity loans, both of which are secured by owner-occupied one- to four-family residences. At December 31, 2001, home equity loans and lines of credit totaled $360.2 million, or 29.5% of the Company's total loans and 96.0% of consumer loans. Additionally, at December 31, 2001, the unadvanced amounts of home equity lines of credit totaled $265.9 million. The underwriting standards employed by the Company for home equity loans and lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity lines of credit have adjustable rates of interest, which are indexed to the prime rate as reported in *The Wall Street Journal.* Interest rate adjustments on home equity lines of credit are limited to no more than 6% over the life of the loan. Generally, the maximum loan-to-value ratio on home equity lines of credit (combined with any existing first mortgage balance) is 75% for a one- to four-family residence and 70% for a condominium. A home equity line of credit may be drawn down by the borrower for a period of ten years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest. The borrower has to pay back the amount outstanding under the line of credit at the end of the ten-year period.

The Company also offers fixed- and adjustable-rate home equity loans with terms up to 15 and 20 years, respectively. The loan-to-value ratios of both fixed-rate and adjustable-rate home equity loans are generally limited to 80% for loans of five years or less, 75% for loans over five years and 70% for loans secured by condominiums.

Automobile and Other Consumer Lending. The Company offers fixed-rate automobile loans with terms of up to 60 months and loan-to-value ratios of 80% for new cars. For used cars, the maximum loan-to-value ratio is 80% of the retail value shown in the NADA Used Car Guide or the purchase price, whichever is lower, and with terms of 48 months for automobiles up to three years old and 36 months for older vehicles. At December 31, 2001, automobile loans totaled $12.9 million, or 1.0% of the Company's total loans and 3.4% of consumer loans.

Other consumer loans at December 31, 2001 amounted to $2.2 million, or 0.2% of the Company's total loans and 0.6% of consumer loans. These loans include unsecured personal loans and unsecured reserve checking, collateral loans and reserve checking. Unsecured personal loans have a fixed-rate, a maximum borrowing limitation of $5,000 and a maximum term of three years. Collateral loans are generally secured by a passbook account, a certificate of deposit or marketable securities.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Commercial Business Loans. During the fourth quarter of 2000, the Company began to originate commercial business loans to small and medium size businesses located in its primary market area. At December 31, 2001, approximately $3.3 million of the Company's gross loan portfolio consisted of commercial business loans. At that date, the Company had outstanding unadvanced commitments on commercial lines of credit of approximately $955,000. Commercial business loans are generally secured by business assets such as business equipment, inventory and accounts receivable. The Community Lending Department will originate business Lines of Credit and Term Loans. Lines of Credit are for short-term business needs and are reviewed annually while Term Loans are for business needs of a longer term and will typically have a maturity of up to seven years. Rates for business loans will be established based on the strength of the financial information submitted to the Company and will be variable rate tied to prime, or fixed rate based on prevailing long-term rates. Commercial business loans generally involve higher credit risks than residential loans. Unlike mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Commercial business loans diversify the Company's portfolio and reduce the Company's interest rate risk by originating loans that adjust with changes in the prime rate. These loans typically will generate fee income and often have compensating deposit balances. Upon the acquisition of American Bank of Connecticut, commercial loans are expected to initially increase to approximately 11.0% of the loan portfolio from 0.3% at December 31, 2001.

Loans to One Borrower. The maximum amount that the Company may lend to one borrower is limited by regulation. At December 31, 2001, the Company's regulatory limit on loans to one borrower was $49.3 million, which equaled 15% of the Bank's Tier 1 capital. At that date, the Company's largest amount of loans to one borrower, including the borrower's related interests, was a line of credit totaling $2.0 million of which approximately $2.0 million was outstanding. This loan was performing according to the original terms at December 31, 2001.

Maturity of Residential Construction, Commercial Real Estate and Commercial Loan Portfolio. At December 31, 2001, the advanced portion of residential construction loans due in one year or less totaled $8.8 million. The remainder of the portfolio which totaled $628,200 was due in two years all of which were fixed rate loans. Upon completion of the construction phase, construction loans automatically convert to residential real estate loans at either a fixed or variable rate. At December 31, 2001, there were no commercial real estate loans. At December 31, 2001, $602,000 of commercial loans were due to mature in one year or less, $1.2 million were due to mature beyond one year but before five years, of which $373,000 were variable loans, and $1.5 million were due to mature beyond five years all of which were fixed rate loans.

Loan Approval Procedures and Authority. The Company follows written, non-discriminatory, underwriting standards and loan origination procedures established by the Bank's Board of Directors and management.

The Company's policies and loan approval limits are established by the Chief Executive Officer, Chief Banking Officer, Chief Lending Officer and the Chief Commercial Banking Officer with the approval of the Board of Directors.

Any two members of the Mortgage Loan Committee, which currently consists of the Chief Executive Officer, the Chief Lending Officer, two members of senior management and officers of the Bank, may approve a mortgage loan up to $300,000. Larger loans must be approved by two members of the Mortgage Loan Committee, one of whom must be the Senior Vice President of Mortgage Loans for loans up to $500,000, Chief Lending Officer for loans up to $900,000 and the Chief Executive Officer for loans up to $1.0 million. All loans over $1.0 million require the prior approval of the Board of Directors.

Three individuals have been delegated significant approval authority with respect to consumer loans. The Chief Executive Officer may approve any consumer loan up to $1.0 million. The Chief Lending Officer may individually approve any consumer loan up to $250,000. The additional approval of any member of the Consumer Loan Committee, which currently consists of the Chief Executive Officer, the Chief Lending Officer and two other members of the Company's senior management and officers, is required on loans between $250,000 and $900,000. A senior vice president in the lending department also has authority to individually approve consumer loans up to $250,000; however, loans between $250,000 and $900,000 require the additional signature of the Chief Executive Officer or the Chief Lending Officer. Lastly, an officer of the Company has authority to approve automobile loans up to $35,000 and home equity loans up to $150,000. Loans greater than those limits require the approval of another member of the Consumer Loan Committee and home equity loans between $250,000 and $900,000 require the additional signature of either the Chief Executive Officer or the Chief Lending Officer. All consumer loans greater than $1.0 million require the prior approval of the Board of Directors.

Additionally, various Bank personnel have been delegated various levels of authority to approve new and used automobile loans and unsecured loans. These individuals' authority ranges from $15,000 to $25,000 for automobile loans and between $2,500 and $5,000 for unsecured loans.

Any two of the following members of the Community Lending Loan Committee ("CLLC"), or any one member and the Chief Executive Officer, may approve loans. The CLLC members are the Executive Vice President and Chief Lending Officer, Executive Vice President of Retail Banking, Vice President and Community Lending Department Head, and the Vice President Community Lending Department Lending Loan Officer. Loans of up to $150,000 may be approved within the Community Lending Department and larger loans up to $250,000 must be approved by one of the Vice Presidents of the CLLC. Over $250,000 to $1 million must be approved by the Chief Executive Officer. All loans over $1 million require the prior approval of the Board of Directors.

Loan Originations, Purchases and Sales. The Company's lending activities are conducted by its salaried and commissioned loan personnel and through the use of 13 loan correspondents who solicit and originate adjustable-rate mortgage loans on behalf of the Company. These loan correspondents accounted for approximately 58.5% of the adjustable-rate mortgage loans originated by the Company in 2001. All loans originated by loan correspondents are underwritten to conform to the Company's loan underwriting policies and procedures. Additionally, the Company uses a third party to solicit and originate automobile loans on behalf of the Company. This arrangement accounted for approximately 63.3% of the automobile loans originated in 2001. All of the loans originated by the third party are underwritten by the Company according to its underwriting policies and procedures. The Company is not an active purchaser of loans. At December 31, 2001, the Company serviced $135.8 million of loans for others.

The Company generally originates fixed-rate mortgage loans for portfolio but from time to time will sell such loans in the secondary market based on prevailing market conditions. Sales are generally to Freddie Mac, with servicing rights retained. Loan sale decisions are made by the Mortgage Pipeline Committee of the Company. The Company occasionally obtains forward or standby commitments from the prospective loan purchaser.

The following table presents total loans originated, sold and repaid during the periods indicated. The Company did not purchase any loans during the periods indicated.

Loans Originated, Sold and Repaid

	For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Loans at beginning of year	$ 1,158,125	$ 1,034,532	$ 913,346
Originations:			
Real estate:			
One-to four-family	309,123	159,460	214,994
Residential constructions	17,493	21,477	41,922
Total real estate loans	326,616	180,937	256,916
Consumer:			
Home equity loans and lines of credit	219,135	121,060	165,214
All other	34,638	47,565	38,427
Total consumer loans	253,773	168,625	203,641
Commercial:			
Business loans	3,931	275	-
Total loans originated	584,320	349,837	460,557
Deduct:			
Principal loan repayments, prepayments and other net	510,453	224,915	325,858
Loan sales	10,700	768	11,191
Net loan charge-offs	187	91	836
Transfer to REO	557	470	1,486
Total deductions	521,897	226,244	339,371
Net increase in loans	62,423	123,593	121,186
Loans at end of year	$ 1,220,548	$ 1,158,125	$ 1,034,532

Loan Commitments. The Company issues loan commitments to its prospective borrowers conditioned on the occurrence of certain events. Commitments are made in writing on specified terms and conditions and are honored for up to 120 days from application. At December 31, 2001, the Company had loan commitments and unadvanced loans and lines of credit totaling $366.5 million. See Note 12 of the Notes to Consolidated Financial Statements included in this report.

Loan Fees. In addition to interest earned on loans, the Company receives income from fees in connection with loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made. On loans originated by correspondents, where the borrower pays no points, but pays a higher rate on the loan, the Company will pay a premium to compensate the correspondent.

The Company charges loan origination fees for fixed-rate loans which are calculated as a percentage of the amount borrowed. As required by applicable accounting principles, loan origination fees, discount points and certain loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. At December 31, 2001, 2000 and 1999, the Company had $5.2 million, $3.5 million and $3.8 million, respectively, of net deferred loan origination costs. The Company amortized approximately $722,000, $751,000 and $502,000 of net deferred loan origination costs during the years ended December 31, 2001, 2000 and 1999, respectively.

Nonperforming Assets and Delinquencies. All loan payments are due on the first day of each month. When a borrower fails to make a required loan payment, the Company attempts to cure the deficiency by contacting the borrower to seek payment. A late notice is mailed on the 16th day of the month. In most cases, deficiencies are cured promptly. If a delinquency continues beyond the 16th day of the month, the account is referred to an in-house collector. While the Company generally prefers to work with borrowers to resolve problems, the Company will institute foreclosure or other proceedings after the 90th day of a delinquency, as necessary, to minimize any potential loss.

Management informs the Board of Directors quarterly of the amount of loans delinquent more than 30 days, loans in foreclosure, and foreclosed and repossessed property that the Company owns.

The Company ceases accruing interest on mortgage loans when principal or interest payments are delinquent 90 days or more. The following table presents information with respect to the Company's nonperforming assets at the dates indicated.

Nonperforming Assets

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Non-accruing loans:					
One-to four-family real estate	$ 3,851	$ 2,709	$ 2,158	$ 3,683	$ 6,480
Consumer	353	304	365	303	394
Total nonperforming loans	4,204	3,013	2,523	3,986	6,874
Real estate owned	77	211	445	720	739
Total nonperforming assets	$ 4,281	$ 3,224	$ 2,968	$ 4,706	$ 7,613
Total nonperforming loans as a percentage of total loans	0.34%	0.26%	0.24%	0.44%	0.81%
Total nonperforming assets as a percentage of total assets	0.23%	0.17%	0.16%	0.30%	0.52%

Interest income that would have been recorded for the year ended December 31, 2001, had nonaccruing loans been current according to their original terms amounted to approximately $385,000. Income on nonaccruing loans included in interest income for the year ended December 31, 2001 amounted to approximately $190,000. There were no loans past due 90 days or more and accruing interest during the five year period ended December 31, 2001. See note 1 of the "Notes to Consolidated Financial Statements" within this report for information concerning the Company's nonaccrual loan policy.

Real Estate Owned. Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at fair market value at the date of foreclosure less estimated cost to sell, establishing a new cost basis. Holding costs and declines in fair market value are expensed. At December 31, 2001, the Company had approximately $77,000 of real estate owned, consisting primarily of one- to four-family residences.

Asset Classification. Regulators have adopted various regulations and practices regarding problem assets of savings institutions. These regulations give federal and state examiners the authority to identify problem assets during examinations and, if appropriate, require them to be classified.

There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified substandard or doubtful can be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the institution to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses, are designated "special mention." Because substantially all of the Company's lending activities involve loans secured by residential real estate, the Company only performs an internal analysis of its loan portfolio and assets to classify such loans and assets similar to the manner in which such loans and assets are classified by the federal banking regulators on its commercial portfolio. The Company does, also, regularly analyze the losses inherent in its non-commercial loan portfolio and its non-performing loans in determining the appropriate level of the allowance for loan losses.

Allowance for Loan Losses. In originating loans, the Company recognizes that losses will be experienced on loans and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable losses based on information available as of the date of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, and economic conditions.

The loan portfolio and other credit exposures are regularly reviewed by management to evaluate the adequacy of the allowance for loan losses. The methodology for assessing the appropriateness of the allowance includes comparison to actual losses, peer group comparisons, industry data and economic conditions. In addition, the regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to make additional provisions for estimated losses.

In assessing the allowance for loan losses, loss factors are applied to various pools of outstanding loans and certain unused commitments. The Company segregates the loan portfolio according to risk characteristics (*i.e.*, mortgage loans, home equity, consumer). Loss factors are derived using the Company's historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

In addition, management assesses the allowance for loan losses using factors that cannot be associated with specific credit or loan categories. These factors include management's subjective evaluation of local and national economic and business conditions, portfolio concentration and changes in the character and size of the loan portfolio. The allowance methodology reflects management's objective that the overall allowance appropriately reflects a margin for the imprecision necessarily inherent in estimates of probable credit losses.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Company believes it has established its existing allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Company's financial condition and results of operations.

The following table presents an analysis of the Company's allowance for loan losses.

Allowance for Loan Losses

	At or For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Allowance for loan losses, beginning of year	$ 10,624	$ 8,820	$ 7,626	$ 6,277	$ 5,588
Charged-off loans:					
One-to four-family real estate	187	225	900	1,145	1,481
Other real estate	-	-	-	-	39
Consumer	21	27	42	9	20
Total charged-off loans	208	252	942	1,154	1,540
Recoveries:					
One-to four-family real estate	-	158	104	103	75
Consumer	21	3	2	-	-
Total recoveries	21	161	106	103	75
Net loans charged-off	187	91	836	1,051	1,465
Provision for loan losses	450	1,895	2,030	2,400	2,154
Allowance for loan losses, end of year	$ 10,887	$ 10,624	$ 8,820	$ 7,626	$ 6,277
Ratios:					
Net loans charged-off to average loans	0.02 %	0.01%	0.09%	0.12%	0.18%
Allowance for loan losses to total loans	0.89 %	0.92%	0.85%	0.83%	0.74%
Allowance for loan losses to nonperforming loans	258.97 %	352.58%	349.58%	191.32%	91.32%
Net loans charged-off to allowance for loan losses	1.72 %	0.86%	9.48%	13.78%	23.34%
Recoveries to charge-offs	10.10 %	63.90%	11.25%	8.93%	4.87%

The following table presents the approximate allocation of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

Allowance for Loan Losses by Loan Category

	At December 31,					
	2001			2000		
	Amount	% of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	% of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans	$ 8,472	77.80 %	69.00 %	$ 9,006	84.80 %	71.90 %
Consumer loans	2,402	22.10	30.70	1,618	15.20	28.10
Commercial loans	13	.10	.30	-	-	-
Total Allowance for loan losses	$ 10,887	100.00 %	100.00 %	$ 10,624	100.00 %	100.00 %

	At December 31,					
	1999			1998		
	Amount	% of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	% of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans	$ 7,749	87.90 %	71.50 %	$ 6,874	90.10 %	70.40 %
Consumer loans	1,071	12.10	28.50	752	9.90	29.60
Total Allowance for loan losses	$ 8,820	100.00 %	100.00 %	$ 7,626	100.00 %	100.00 %

	At December 31,		
	1997		
	Amount	% of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)		
Real estate loans	$ 6,101	97.20 %	71.40 %
Consumer loans	176	2.80	28.60
Total Allowance for loan losses	$ 6,277	100.00 %	100.00 %

Investment Activities

General. Under Connecticut law, the Bank has authority to purchase a wide range of investment securities. Under federal banking laws, however, financial institutions such as the Bank may not engage as principals in any activities that are not permissible for a national bank, unless the Federal Deposit Insurance Corporation has determined that the investments would not pose a significant risk to the Bank Insurance Fund and the Bank is in compliance with applicable capital standards. In 1993, the Regional Director of the Federal Deposit Insurance Corporation approved a request by the Bank to invest in certain listed stocks and/or registered stocks subject to certain conditions.

The Investment Subcommittee of the Asset/Liability Committee is responsible for developing and reviewing the Company's investment policy, which serves to guide diversification of the Company's assets, improve liquidity, and provide interest, dividend and capital gain income, while optimizing the Company's tax position. The Investment Subcommittee meets weekly to evaluate potential investments. Investment decisions are made in accordance with the Company's investment policy and are based upon the quality of a particular investment, its inherent risks, the composition of the balance sheet, market expectations, the Company's liquidity, income and collateral needs and how the investment fits within the Company's interest rate risk management strategy. In 2001, the Company primarily used the proceeds of securities that were sold, prepaid as to principal or matured to fund the purchase of its common stock, fund loan growth and purchase the remaining balance of a $60.0 million single premium bank owned life insurance contract (BOLI). $15.0 million of the BOLI contract was executed in early January 2001 and $45.0 million was paid in late December 2000. The increase in the value of the BOLI is recorded as non-interest income and is not taxable, which reduces the Company's federal and state taxable income.

Currently, the Company's investment policy does permit limited investment in derivative products, such as investment grade tranches of collateralized mortgage obligations. At December 31, 2001, the Company was not invested in any hedging programs or other activities involving the use of derivative financial instruments, but may do so in the future if permitted by the investment policy. Derivatives may not be used for speculative purposes.

The Company's investment policy divides investments into two categories, fixed income and equity portfolios. The fixed income portfolio is limited to debt issues, including mortgage-backed securities. The Company generally invests in securities which have an investment grade rating from one or more of the rating agencies (e.g., Moody's, Standard & Poor's and Fitch). All of the Company's mortgage-backed securities are issued or guaranteed by agencies of the U.S. Government. Accordingly, they carry lower credit risk than mortgage-backed securities of a private issuer.

The objective of the marketable equity securities portfolio is to produce capital gains through price appreciation and to lower taxable income through deductions permitted for a portion of dividends received. The total market value of the marketable equity securities portfolio, excluding Federal Home Loan Bank stock and auction market preferred stock, is limited by the investment policy to the lesser of 50% of total capital or 100% of Tier 1 capital. At December 31, 2001, the marketable equity securities portfolio totaled $58.0 million or 29.4% of its authorized limit. At December 31, 2001, the net unrealized gains associated with the marketable equity securities portfolio was $50.8 million. The marketable equity securities portfolio is heavily weighted toward the financial sector. In order to diversify its risk, the Company intends to periodically sell a portion of this portfolio, realize the gains, and reinvest the proceeds of the sales primarily into loans and fixed income securities.

In addition to marketable equity securities, the Company, from time to time, invests in short-term auction market preferred stocks that pay income treated as a dividend for tax purposes, reducing the Company's federal and state taxable income through the allowable deductions for such income. Although the Company had none of these investments at December 31, 2001, the Company's investment policy allows for investments in auction market preferred stock of up to 50% of its Tier 1 capital. In 1997, the Federal Deposit Insurance Corporation approved the request of the Bank to invest up to 50% of Tier 1 capital in auction market preferred stock, which exceeds the regulatory limit of 15% of Tier 1 capital. Also, the Company periodically invests in trust preferred securities that have maturities of up to thirty years and are callable in ten years at par or at a premium if called earlier than 10 years.

Statement of Financial Accounting Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities," requires that investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. Statement of Financial Accounting Standards No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. The Company does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of stockholders' equity (accumulated other comprehensive income). Currently all of the Company's debt and equity securities are classified as available for sale.

All of the Company's debt and mortgage-backed securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. They also carry prepayment risk insofar as they may be called or repaid before maturity in times of low market interest rates, resulting in lower yields on the reinvested proceeds, and in times of higher market interest rates prepayment rates could slow, reducing the amount of prepaid principal available for reinvestment at higher yields. The marketable equity securities portfolio also carries equity price risk in that, if equity prices decline due to unfavorable market conditions or other factors, the Company's capital would decrease. In addition to increases in market rates, deteriorating credit quality can affect the value of the Company's corporate bond portfolio.

At December 31, 2001, all of the Company's investment securities and mortgage-backed securities were classified as "available for sale." The following table presents the amortized cost and fair value of the Company's securities, by type of security, at the dates indicated.

Securities by Type

	At December 31,					
	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Investment securities:						
U.S. Treasury notes and U.S. Government agencies	$ 24,799	$ 26,604	$ 29,771	$ 30,811	$ 50,539	$ 50,288
Corporate bonds	146,026	151,796	187,800	190,232	267,341	264,161
Municipal bonds	45,054	47,138	38,002	40,037	22,738	22,260
Trust preferred stock	26,346	27,744	13,293	13,041	-	-
Marketable equity securities	7,128	58,011	6,811	77,090	13,145	74,123
Auction preferred stock	-	-	-	-	25,000	25,000
Total investment securities	249,353	311,293	275,677	351,211	378,763	435,832
Mortgage-backed securities:						
U.S. Government and agency	101,314	104,238	139,377	140,868	224,916	219,861
U.S. Agency issued collateralized mortgage obligations	116,223	120,863	111,530	114,402	123,365	121,560
Total mortgage-backed securities	217,537	225,101	250,907	255,270	348,281	341,421
Total securities	$ 466,890	$ 536,394	$ 526,584	$ 606,481	$ 727,044	$ 777,253

At December 31, 2001, the Company did not own any investment or mortgage-backed securities of a single issuer, other than U.S. government and agency securities, which had an aggregate book value in excess of 10% of the Company's equity at that date.

The following table presents certain information regarding the carrying value, weighted average yields and maturities or periods to repricing, of the Company's debt securities at December 31, 2001, all of which are classified as "available for sale". Mortgage-backed securities are included by final contractual maturity. Actual maturities will differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Debt Securities: Carrying Value, Weighted Average Yields, and Maturities

	At December 31, 2001									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
	(Dollars in thousands)									
Investment securities:										
U.S. Treasury notes and U.S. Government agencies	$ -	-%	$ 21,357	7.86%	$ 5,247	6.49%	$ -	-%	$ 26,604	7.59%
Corporate bonds	62,728	6.93	85,507	6.66	3,561	9.55	-	-	151,796	6.84
Municipal bonds	-	-	4,670	6.54	7,219	6.92	35,249	7.78	47,138	7.52
Trust preferred stock	-	-	-	-	-	-	27,744	7.96	27,744	7.96
Mortgage-backed securities:										
U.S. Government and agency issued mortgage-backed securities	2,015	7.17	4,039	6.53	2,041	6.87	96,143	6.56	104,238	6.58
U.S. Agency issued collateralized mortgage obligations	11,340	6.02	104,343	6.20	5,180	6.19	-	-	120,863	6.18
Total securities	$ 76,083	6.80%	$ 219,916	6.55%	$ 23,248	7.06 %	$ 159,136	7.07%	$ 478,383	6.79%

Deposit Activities and Other Sources of Funds

General. Deposits are the major external source of funds for the Company's lending and investment activities. In addition, the Company generates funds internally from loan principal repayments and prepayments, and maturing investment securities. Scheduled loan repayments and the maturation of securities are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Company supplements its funding needs with borrowings from the Federal Home Loan Bank of Boston and through repurchase agreements with broker-dealers.

Deposit Accounts. Nearly all of the Company's depositors reside in Connecticut. The Company offers a wide variety of deposit accounts with a range of interest rates and terms. The Company's deposit accounts consist of interest-bearing checking, non-interest-bearing checking, regular savings, money market accounts, certificates of deposit and commercial business products. The maturities of the Company's certificate of deposit accounts range from one month to five years. In addition, the Company offers retirement accounts, including Traditional IRAs, Roth IRAs, Simple IRAs, Money Purchase and Profit Sharing Plans and Simplified Employee Pension Plan Accounts. Deposit account terms vary with the principal differences being the minimum balance requirements, early withdrawal penalties, limits on the number of transactions and the interest rate. The Company reviews its deposit mix and pricing weekly.

The Company believes it is competitive in the interest rates it offers on its deposit products. The Company determines the rates paid based on a number of factors, including rates paid by competitors, the Company's need for funds, and cost of funds, alternative borrowing costs and movements in market interest rates. The Company has not utilized brokers to obtain deposits and at December 31, 2001 had no brokered deposits.

The following table indicates the amount of the Company's jumbo certificates of deposit at December 31, 2001 by time remaining until maturity. Jumbo certificates of deposit have principal balances of $100,000 or more.

Jumbo Certificates of Deposit by Maturity Period		
Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)	
Three months or less	$ 17,197	4.18%
Over 3 through 6 months	20,785	4.58
Over 6 through 12 months	22,244	4.78
Over 12 months	21,590	4.78
Total	$ 81,816	4.71%

Borrowings. The Federal Home Loan Bank of Boston functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the Federal Home Loan Bank of Boston, the Bank is required to own capital stock in the Federal Home Loan Bank of Boston and is authorized to apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the advance. At December 31, 2001, the Company had the ability to borrow a total of approximately $618.0 million from the Federal Home Loan Bank of Boston. At that date, the Company had outstanding advances of $301.4 million. The weighted average balance during 2001 of FHLB Borrowings was $281.3 million with the maximum balance outstanding of any month-end of $341.9 million. In addition to the borrowing facility with the Federal Home Loan Bank of Boston, the Company has repurchase agreement lines with major broker-dealers. There were $10.0 million in outstanding repurchase agreements at December 31, 2001. The repurchase agreements at December 31, 2001 are callable on various dates during 2003. Repurchase agreements have weighted average remaining terms to the initial call dates and contractual maturity dates of approximately 1.37 years and 5.87 years, respectively.

Trust Services

In 1996, the Bank established American Savings Trust Services as a department within the Bank that provides trust and investment services to individuals, partnerships, corporations and institutions. Consistent with the Company's operating strategy, the Company will continue to emphasize the growth of its trust service operations to grow assets and increase fee-based income. The Company has implemented several policies governing the practices and procedures of the trust department, including policies relating to maintaining confidentiality of trust records, investment of trust property, handling conflicts of interest, and maintaining impartiality. At December 31, 2001, the Trust department managed 135 accounts with aggregate assets of $187.3 million, of which two accounts belonging to one relationship totaled $39.8 million, or 21.3%, of the Trust department's total assets.

Subsidiary Activities

The following are descriptions of the Bank's wholly owned subsidiaries, which are indirectly owned by the Company.

American Investment Services, Inc. American Investment Services, Inc., was incorporated in Connecticut in December 1997 and through an arrangement with a third party registered broker-dealer, offers to the customers of the Bank a complete range of investment products, including mutual funds, debt, equity and government securities and fixed and variable annuities. American Investment Services, Inc. receives from the broker-dealer a substantial portion of the commissions generated from the sale of the products. American Investment Services, Inc. is also licensed as an insurance producer by the State of Connecticut. In this capacity, American Investment Services, Inc. engages directly in certain insurance sales activities, offering a wide variety of insurance products as well as the sale of fixed annuities. For 2001, 2000 and 1999, American Investment Services, Inc. generated total revenues of approximately $1.7 million, $1.5 million and $1.4 million, respectively.

ASB Mortgage Servicing Company. ASB Mortgage Servicing Company was incorporated in Connecticut in February 1999 to service and hold loans secured by real property. ASB Mortgage Servicing Company was established to qualify as a "passive investment company" for Connecticut income tax purposes. Income earned by a qualifying passive investment company is exempt from Connecticut income tax. See Item 1 – Description of Business *"Connecticut Taxation."*

Charitable Foundation

In connection with the Conversion in 1999, the Company established American Savings Charitable Foundation, which made grants and donations to non-profit and community groups within the communities where the Company operated. The Company believed that this foundation would enable the Company and the Bank to assist in areas beyond community development and lending within the communities in which they operate and enhanced its current activities under the Community Reinvestment Act. The American Savings Charitable Foundation was funded with 2,138,600 shares of common stock of the Company. There were no contributions made by the Company to the Foundation in 2000.

In 1995, the Bank established a private charitable foundation, American Savings Bank Foundation, Inc. Since its inception, this Foundation provided grants to charitable organizations that focus primarily on children and education and scholarships to qualified students in the communities in which the Company operates. American Savings Bank Foundation, Inc. was funded initially by a $500,000 donation from the Bank. In 1999, the Bank contributed to American Savings Bank Foundation, Inc. marketable equity securities with a fair value of approximately $212,000.

On December 31, 2000, the two Foundations merged to form the American Savings Foundation. At December 31, 2001, the American Savings Foundation had assets with a fair value of approximately $65.4 million, including Company common stock of $52.6 million. The Foundation's current Board of Directors consists of retired and current directors and current officers of the Company. There were no contributions made by the Company to the Foundation in 2001.

Regulation and Supervision

As a savings bank chartered by the State of Connecticut, the Bank is extensively regulated under state law by the Connecticut Banking Commissioner with respect to many aspects of its banking activities. In addition, as a bank whose deposits are insured by the Federal Deposit Insurance Corporation under the Bank Insurance Fund, the Bank must pay deposit insurance assessments and is examined and supervised by the Federal Deposit Insurance Corporation. These laws and regulations have been established primarily for the protection of depositors, customers and borrowers of the Bank, not its shareholders.

The Company is required to file reports with, and otherwise comply with the rules and regulations of the Office of Thrift Supervision, the Connecticut Banking Commissioner and the Securities and Exchange Commission under the federal securities laws. The following discussion of the laws and regulations material to the operations of the Company and the Bank is a summary and is qualified in its entirety by reference to such laws and regulations.

The Bank and the Company are extensively regulated and supervised. Regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations may also change because of new interpretations by the authorities who interpret those laws and regulations. Any change in the regulatory structure or the applicable statutes or regulations, whether by the Connecticut Banking Commissioner, the State of Connecticut, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or the Congress, could have a material impact on the Company.

Connecticut Banking Laws and Supervision

The Connecticut Banking Commissioner regulates the Bank's internal organization as well as its deposit, lending and investment activities. The approval of the Connecticut Banking Commissioner is required, among other things, for the establishment of branch offices and business combination transactions. The Connecticut Banking Commissioner conducts periodic examinations of the Bank. The Federal Deposit Insurance Corporation also regulates many of the areas regulated by the Connecticut Banking Commissioner and federal law may limit some of the authority provided to the Bank by Connecticut law.

Lending Activities. Connecticut banking laws grant banks broad lending authority. Subject to certain limited exceptions, however, total secured and unsecured loans made to any one obligor pursuant to this statutory authority may not exceed 10% and 15%, respectively, of the Bank's equity and reserves for loan and lease losses.

Dividend Restrictions. A savings bank may pay cash dividends out of its net profits. For purposes of this restriction, "net profits" means the remainder of all earnings from current operations. Further, the total of all dividends declared by a savings bank in any calendar year may not exceed the sum of the Bank's net profits for the year in question combined with its retained net profits from the preceding two calendar years. Additionally, earnings appropriated to reserves for loan losses and deducted for federal income tax purposes are not available for cash dividends without the payment of taxes at the then current income tax rates on the amount used. Federal law also prevents an institution from paying dividends or making other capital distributions if doing so would cause it to become "undercapitalized." The Federal Deposit Insurance Corporation may limit a savings bank's ability to pay dividends. No dividends may be paid to the Bank's stockholder if such dividends would reduce stockholder's equity below the amount of the liquidation account required by the Connecticut conversion regulations.

Branching Activities. Any Connecticut-chartered bank meeting certain statutory requirements may, with the Connecticut Banking Commissioner's approval, establish and operate branches in any town or towns within the state. In 1996, legislation was enacted which permits banks to establish mobile branches with the Connecticut Banking Commissioner's approval.

Investment Activities. Connecticut law requires the board of directors of each Connecticut bank to adopt annually an investment policy to govern the types of investments the bank makes, and to periodically review the bank's adherence to its investment policy. The investment policy must establish standards for the making of prudent investments and procedures for divesting investments no longer deemed consistent with the bank's investment policy. In recent years, Connecticut law has expanded bank investment activities.

Connecticut banks may invest in debt securities and debt mutual funds without regard to any other liability to the Connecticut bank of the maker or issuer of the debt securities and debt mutual fund, if the debt securities and debt mutual funds are rated in the three highest rating categories or otherwise deemed to be a prudent investment, and so long as the total amount of debt securities and debt mutual funds of any one issuer will not exceed 25% of the Bank's total equity capital and reserves for loan and lease losses and the total amount of all its investments in debt securities and debt mutual funds will not exceed 25% of its assets. In addition, a Connecticut bank may invest in certain government and agency obligations according to the same standards as debt securities and debt mutual funds, except without any percentage limitation.

Similarly, Connecticut banks may invest in equity securities and equity mutual funds without regard to any other liability to the Connecticut bank of the issuer of equity securities and equity mutual funds, so long as the total amount of equity securities and equity mutual funds of any one issuer will not exceed 25% of the bank's total equity capital and reserves for loan and lease losses and the total amount of the bank's investment in all equity securities and equity mutual funds will not exceed 25% of its assets.

Powers. In recent years, Connecticut law has expanded bank powers. Connecticut law permits Connecticut banks to sell insurance and fixed and variable rate annuities if licensed to do so by the Connecticut Insurance Commissioner. Connecticut law authorizes a new form of Connecticut bank known as an uninsured bank. An uninsured bank has the same powers as banks, except that it does not accept retail deposits and is not required to insure deposits with the FDIC. With the prior approval of the Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding company Act ("BHCA") or the Home Owners' Loan Act ("HOLA"), both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Commissioner unless the Commissioner disapproves the activity.

Assessments. Connecticut banks are required to pay annual assessments to the Connecticut Department of Banking to fund the department's operations. The general assessments are paid pro rata based upon a bank's asset size. The assessments paid by the Bank for the fiscal year ended December 31, 2001 totaled approximately $20,000.

Recent Legislation. Connecticut legislation enacted in 1999 authorizes Connecticut banks with the prior approval of the Connecticut Banking Commissioner to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Federal Bank Holding Company Act or the Home Owners' Loan Act or the regulations promulgated thereunder. The legislation also authorizes a Connecticut bank to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Connecticut Banking Commissioner unless the Connecticut Banking Commissioner disapproves the activity.

Enforcement. Under Connecticut law, the Connecticut Banking Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Connecticut Banking Commissioner's enforcement authority includes: cease and desist orders, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution, and liquidation. Fines for violations range up to $7,500.

Federal Regulations

Capital Requirements. Under Federal Deposit Insurance Corporation regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as the Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the Federal Deposit Insurance Corporation to not be anticipating or experiencing significant growth and to be in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System (the rating system) established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other deductions. Recent regulatory amendments also require the deduction from Tier 1 capital of a percentage of the carrying value of certain nonfinancial equity investments acquired after March 13, 2000.

The Federal Deposit Insurance Corporation has also adopted risk-based capital guidelines to which the Bank is subject. The Federal Deposit Insurance Corporation guidelines require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as the Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the Federal Deposit Insurance Corporation's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight and commercial loans have a risk weight of 100%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, a portion of the net unrealized gain on equity securities and other capital instruments. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

The Federal Deposit Insurance Corporation Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The Federal Deposit Insurance Corporation, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy.

As a savings and loan holding company regulated by the Office of Thrift Supervision, the Parent Company is not subject to any separate regulatory capital requirements.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate risk exposure, asset growth, asset quality, earnings and compensation, and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities

Since the enactment of the Federal Deposit Insurance Corporation Improvement Act, all state-chartered Federal Deposit Insurance Corporation insured banks, including savings banks, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The Federal Deposit Insurance Corporation Improvement Act and the Federal Deposit Insurance Corporation regulations thereunder permit exceptions to these limitations. Also state chartered banks, such as the Bank, may, with Federal Deposit Insurance Corporation approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the NASDAQ National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. For example, the Federal Deposit Insurance Corporation is authorized to permit such institutions to engage in state authorized activities or investments that do not meet the national bank standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Bank Insurance Fund. All non-subsidiary equity investments, unless otherwise authorized or approved by the Federal Deposit Insurance Corporation, must have been divested by December 19, 1996, under a Federal Deposit Insurance Corporation-approved divestiture plan, unless such investments were grandfathered by the Federal Deposit Insurance Corporation. The Bank received grandfathering authority from the Federal Deposit Insurance Corporation in March 1993 to invest in listed stocks and/or registered shares. However, the maximum permissible investment is 100% of Tier 1 capital, as specified by the Federal Deposit Insurance Corporation's regulations, or the maximum amount permitted by Connecticut law, whichever is less. Such grandfathering authority may be terminated upon the Federal Deposit Insurance Corporation's determination that such investments pose a safety and soundness risk to the Bank, or if the Bank converts its charter, other than a mutual to stock conversion, or undergoes a change in control. As of December 31, 2001, the Company had $81.8 million of securities which were held under such grandfathering authority.

Interstate Branching

Until recently, branching across state lines was not generally available to a state bank. Out-of-state branches of banking institutions are authorized under the Connecticut Banking Law, but similar authority does not exist generally under the laws of most other states. The Interstate Banking Act permitted, beginning June 1, 1997, the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The Interstate Banking Act also permitted a state to "opt in" to the provisions of the Interstate Banking Act before June 1, 1997, and permitted a state to "opt out" of the provisions of the Interstate Banking Act by adopting appropriate legislation before that date. In 1995, Connecticut affirmatively "opted-in" to the provisions of the Interstate Banking Act. Accordingly, the Interstate Banking Act, beginning June 1, 1997, permitted a bank to acquire branches in a state other than Connecticut unless the other state had opted out of the Interstate Banking Act. The Interstate Banking Act also authorizes *de novo* branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The Federal Deposit Insurance Corporation has adopted regulations to implement the prompt corrective action legislation. An institution is considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and an advantage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is considered to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that are equal to or less than 2%. As of December 31, 2001, the Bank was a "well capitalized" institution.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. No institutions may have a capital distribution, including payment of a dividend, if it would be "undercapitalized" after the payment. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the Federal Deposit Insurance Corporation to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions must comply with additional sanctions including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. In a holding company context, at a minimum, the parent holding company of a savings institution and any companies, which are controlled, by such parent holding company are affiliates of the savings institution. Generally, Section 23A limits the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such savings institution's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term "covered transaction" includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings institution or its subsidiary as similar transactions with nonaffiliates.

Further, Section 22(h) of the Federal Reserve Act restricts an institution with respect to loans to directors, executive officers, and principal stockholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to Bank's employees and does not give preference to the insider over the employees. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.

Enforcement

The Federal Deposit Insurance Corporation has extensive enforcement authority over insured savings banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The Federal Deposit Insurance Corporation has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The Federal Deposit Insurance Corporation is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." See *"Prompt Corrective Regulatory Action."* The Federal Deposit Insurance Corporation may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts

The Federal Deposit Insurance Corporation has adopted a risk-based insurance assessment system. The Federal Deposit Insurance Corporation assigns an institution to one of three capital categories based on the institution's financial information consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the Federal Deposit Insurance Corporation by the institution's primary federal regulator and information which the Federal Deposit Insurance Corporation determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points of assessed deposits for the weakest. Bank Insurance Fund members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980s to recapitalize the Federal Savings and Loan Insurance Corporation. Bank Insurance Fund members paid approximately 1.9 basis points of assessable deposits towards the Financing Corporation assessment in 2001. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates. The Federal Deposit Insurance Corporation has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the Federal Deposit Insurance Corporation, it could have an adverse effect on the earnings of the Bank.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. The management of the Company does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Reserve System

The Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $41.3 million or less (which may be adjusted by the Federal Reserve Board) the reserve requirement is 3%; and for transaction accounts aggregating greater than $41.3 million, the reserve requirement is $1.1 million plus 10% (which may be adjusted by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million. The first $5.7 million of otherwise reservable balances (which may be adjusted by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements.

Community Reinvestment Act

Under the Community Reinvestment Act, as implemented by Federal Deposit Insurance Corporation regulations, a state bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Federal Deposit Insurance Corporation, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of applications by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating, received from the Federal Deposit Insurance Corporation, was "Outstanding."

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank of Boston, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Boston in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank of Boston, whichever is greater. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank of Boston stock at December 31, 2001 of $17.3 million. At December 31, 2001, the Bank had $301.4 million in Federal Home Loan Bank of Boston advances.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. For the years ended December 31, 2001, 2000 and 1999, cash dividends from the Federal Home Loan Bank of Boston to the Bank amounted to approximately $840,000, $999,000, and $762,000, respectively. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks will not also cause a decrease in the value of the Federal Home Loan Bank stock held by the Bank.

Holding Company Regulation

The Parent Company is regulated as a non-diversified unitary savings and loan holding company within the meaning of the Home Owners' Loan Act. As such, the Parent Company is required to register with the Office of Thrift Supervision and to adhere to the Office of Thrift Supervision's regulations and reporting requirements. In addition, the Office of Thrift Supervision may examine and supervise the Parent Company and the Office of Thrift Supervision has enforcement authority over the Parent Company and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Additionally, the Bank is required to notify the Office of Thrift Supervision at least 30 days before declaring any dividend to the Parent Company. Under current law, as a unitary savings and loan holding company, the Parent Company generally would not be restricted under existing laws as to the types of business activities in which it may engage. The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings association after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, such as the Company, so long as the Bank continues to comply with the qualified thrift lender test, described below. Upon any non-supervisory acquisition by the Parent Company of another savings association as a separate subsidiary, the Parent Company would become a multiple savings and loan holding company and would have limitations on the types of business activities in which it could engage. The Home Owners' Loan Act limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for financial holding corporates and activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, provided the prior approval of the Office of Thrift Supervision is obtained, and to other activities authorized by Office of Thrift Supervision regulation. Multiple savings and loan holding companies are generally prohibited from acquiring or retaining more than 5% of a non-subsidiary company engaged in activities other than those permitted by the Home Owners' Loan Act.

The Home Owners' Loan Act prohibits a savings and loan holding company from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the Office of Thrift Supervision. In evaluating applications by holding companies to acquire savings associations, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of the Company and the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

To be regulated as a savings and loan holding company by the Office of Thrift Supervision (rather than as a bank holding company by the Federal Reserve Board), the Bank must qualify as a Qualified Thrift Lender. To qualify as a Qualified Thrift Lender, the Bank must maintain compliance with the test for a "domestic building and loan association," as defined in the Internal Revenue Code, or with a Qualified Thrift Lender Test. Under the Qualified Thrift Lender Test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. As of December 31, 2001, the Bank maintained in excess of 65% of its portfolio assets in qualified thrift investments.

Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the Company's outstanding voting stock, unless the Office of Thrift Supervision has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Connecticut Holding Company Regulations. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner. The Connecticut Banking Commissioner will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the Connecticut Banking Commissioner waives this requirement, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

Federal Income Taxation

General. The Company, the Bank and its subsidiaries report their income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to the Company and the Bank in the same manner as to other corporations with some exceptions, including particularly the Banks' reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank, the Company or other group corporations. The Bank's federal income tax returns have been either audited or closed under the statute of limitations through tax year 1997.

Bad Debt Reserves. For fiscal years beginning before December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986, as amended, were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method.

Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $24.6 million of the Bank's accumulated bad debt reserves would not be recaptured into taxable income unless certain events were to occur, such as a "non-dividend distribution" by the bank to the Parent Company.

Connecticut Taxation

The Company is subject to the Connecticut Corporate Business tax. The Company files a combined Connecticut income tax return.

Connecticut income tax is based on the federal taxable income before net operating loss and special deductions with certain modifications made to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate (8.5% for 1999 and 7.5% for 2000 and thereafter) to arrive at Connecticut income tax.

In May 1998, the State of Connecticut enacted legislation permitting the formation of a passive investment company ("PIC") as subsidiaries of financial institutions. This legislation exempts qualifying passive investment companies from the state income taxation in Connecticut and excludes dividends paid from a PIC to a related financial institution. American Savings Bank qualifies as a financial institution under the statue and has established a PIC that began operations in the first quarter of 1999. The Bank expects the PIC will eliminate substantially all state income taxes of the Bank going forward.

Additional Item. Executive Officers Of The Registrant

Certain executive officers of the Bank also serve as executive officers of the Company. The day-to-day management duties of the executive officers of the Company and the Bank relate primarily to their duties as to the Bank. The executive officers of the Company are as follows:

Name	Age (1)	Position
Robert T. Kenney	59	Chairman of the Board, President and Chief Executive Officer
William E. Solberg	52	Senior Executive Vice President
Charles J. Boulier, III	45	Senior Executive Vice President, Treasurer and Chief Financial Officer
Charles P. Ahern	50	Executive Vice President
Richard J. Moore	60	Executive Vice President and Corporate Secretary
Sheri C. Pasqualoni	43	Executive Vice President
Peter N. Perugini	57	Executive Vice President
Earl T. Young	40	Executive Vice President

(1) As of December 31, 2001

The executive officers are elected annually and hold office until their successors have been elected and qualified or until they are removed or replaced.

Robert T. Kenney joined American Savings in August 1991 as President, Treasurer and Chief Operating Officer. In August 1992, he was appointed Chief Executive Officer while maintaining his positions of President and Treasurer. Mr. Kenney was named Chairman of the Board of Directors in July 1995. Mr. Kenney also serves as a director of Mutual Investment Fund of Connecticut, Inc. located in Hartford, Connecticut, a director and past Chairman of Savings Bank Life Insurance Company in Connecticut.

William E. Solberg serves as Senior Executive Vice President. He was President and Chief Executive Officer of American Bank of Connecticut from 1997 until its acquisition by the Company in January 2002.

Charles J. Boulier, III joined American Savings in 1993 as Senior Vice President and Chief Financial Officer. In 1994, Mr. Boulier was also named Treasurer. In 1997, he was appointed Executive Vice President while maintaining his positions of Treasurer and Chief Financial Officer. In June 1999 he was named Executive Vice President, Treasurer and Chief Financial Officer of the Company. In April 2001, he was named Senior Executive Vice President of the Company while maintaining his positions of Treasurer and Chief Financial Officer.

Charles P. Ahern joined American Savings in April 1996 as Senior Vice President-Retail Banking of the Bank. In June 1999 he was named Senior Vice President of the Company. He was named Executive Vice President of the Company in April 2001.

Richard J. Moore joined American Savings in May 1998 and serves as Senior Vice President of Human Resources and Corporate Secretary. In June 1999 he was named Senior Vice President and Corporate Secretary of the Company. He was named Executive Vice President and Corporate Secretary of the Company in April 2001. From 1997 until joining American Savings, Mr. Moore worked at Howell & Moore, a human resources consulting firm.

Sheri C. Pasqualoni joined American Savings in January 1995 as Vice President of Sales and Marketing. In January 1997, Ms. Pasqualoni was appointed Senior Vice President of Marketing, Trust and Investment Management. In June of 1999 she was named Senior Vice President of the Company. In April 2001 she was named Executive Vice President of the Company.

Peter N. Perugini joined American Savings in 1986 as Vice President of Mortgage Loans. He was named Senior Vice President and Chief Lending Officer in 1997. In June 1999 he was named Senior Vice President of the Company. In April 2001 he was named Executive Vice President of the Company.

Earl T. Young serves as Executive Vice President of the Company. He was Executive Vice President and Senior Lending Officer of American Bank of Connecticut, Inc. prior to its acquisition by the Company in January 2002.

Item 2. Description of Properties

At December 31, 2001, the Company conducted its business through its two administrative offices, its main office located in New Britain, Connecticut and 16 other full-service banking offices. The Company believes that its facilities are adequate to meet its present and immediately foreseeable needs.

Properties

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
				(In thousands)
Administrative Offices:				
102 West Main Street New Britain, Connecticut 06051	Owned	1995	—	$2,423
185 Main Street New Britain, Connecticut 06051	Leased	2001	2006 (2)	86
Banking Offices:				
178 Main Street New Britain, Connecticut 06051	Owned	1901	—	3,095
655 West Main Street New Britain, Connecticut 06053	Owned	1961	—	189
1133 Main Street Newington, Connecticut 06111	Owned	1965	—	520
123 East Main Street Plainville, Connecticut 06062	Owned	1966	—	124
Route 195 Mansfield, Connecticut 06250	Leased	1975	2005	34
25 New London Turnpike Glastonbury, Connecticut 06033	Owned	1976	—	138
184 Route 81 Killingworth, Connecticut 06419	Leased	1977	2002 (1)	19
143 South Main Street West Hartford, Connecticut 06107	Leased	1980	2005 (1)	53
587 Hartford Road New Britain, Connecticut 06053	Leased	1980	2005 (1)	60
25 Wells Road Wethersfield, Connecticut 06109	Leased	1986	2006	56
252 Allen Street New Britain, Connecticut 06053	Leased	1988	2003(1)	45
714 Hopmeadow Street Simsbury, Connecticut 06070	Leased	1988	2008(3)	51
29 South Main Street West Hartford, Connecticut 06107	Leased	1996	2006(1)	13
315 West Main Street Avon, Connecticut 06001	Leased	1997	2005	190
1127 Farmington Avenue Berlin, Connecticut 06037	Leased	1998	2018(4)	436
747 Farmington Avenue New Britain, Connecticut 06053	Leased	1998	2003(3)	105
632 Cromwell Avenue Rocky Hill, Connecticut 06067	Leased	1998	2003(2)	228
Total				$ 7,865

(1) The Company has an option to renew this lease for an additional five-year period.
(2) The Company has an option to renew this lease for two additional five-year periods.
(3) The Company has an option to renew this lease for three additional five-year periods.
(4) The Company has an option to renew this lease for four additional five-year periods.

With the acquisition of American Bank of Connecticut on January 18, 2002, the Company added 17 full-service banking offices of which 6 were owned and 11 were leased and are located in New Haven and Litchfield counties. The net book value of property and leasehold improvements as of January 18, 2002 was $11.4 million.

Item 3. Legal Proceedings

Periodically there have been various claims and lawsuits involving the Company, such as claims to enforce liens, condemnation proceedings on properties in which the Company holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Company's business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the financial condition and results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

The Company's common stock is quoted on the NASDAQ National Stock Market under the symbol "AMFH."

The Parent Company is subject to the laws of the state of Delaware which generally limit dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or the immediately preceding fiscal year.

The payment of dividends by the Parent Company could be dependent, in a large part, upon the receipt of dividends from the Bank. The Bank is subject to certain restrictions which may limit its ability to pay dividends to the Parent Company. See Note 8 of Notes to the Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for an explanation of the liquidation account and regulatory capital requirements on the Bank's ability to pay dividends.

The table below provides the reported high and low bid information of the common stock and the dividends paid for each of the quarters of 2001 and 2000.

Common Stock Prices and Dividends

	High	Low	Dividends Paid
2000			
First quarter	$ 12.688	$ 10.813	$ -
Second quarter	16.688	11.625	0.150
Third quarter	19.688	15.750	0.150
Fourth quarter	22.125	17.375	0.150
2001			
First quarter	$ 22.438	$ 19.250	$ 0.165
Second quarter	23.600	20.210	0.165
Third quarter	27.330	22.000	0.165
Fourth quarter	26.500	22.900	0.165

Item 6. Selected Financial Data

Set forth below are selected consolidated financial and other data of the Company. This financial data is derived in part from, and should be read in conjunction with, the Company's audited consolidated financial statements and related notes.

Selected Financial Data

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Selected Financial Data:					
Total assets	$ 1,900,596	$ 1,873,458	$ 1,886,153	$ 1,590,451	$ 1,475,262
Loans, net	1,214,847	1,151,048	1,029,531	907,254	837,683
Securities available for sale					
Mortgage-backed securities	225,101	255,270	341,421	172,855	132,817
Investment securities	311,293	351,211	435,832	417,673	432,032
Deposits	1,124,249	1,126,336	1,100,502	1,130,711	1,089,593
FHLB advances and other borrowings	311,444	177,944	214,444	120,244	80,244
Total stockholders' equity	394,947	513,967	531,452	280,984	258,141
Real estate owned	77	211	445	720	739
Nonperforming loans	4,204	3,013	2,523	3,986	6,874
Selected Operating Data:					
Total interest and dividend income	$ 121,028	$ 127,623	$ 106,033	$ 98,989	$ 95,255
Total interest expense	61,240	59,931	56,444	54,067	52,507
Net interest income before provision for loan losses	59,788	67,692	49,589	44,922	42,748
Provision for loan losses	450	1,895	2,030	2,400	2,154
Net interest income after provision for loan losses	59,338	65,797	47,559	42,522	40,594
Non-interest income:					
Service charges and fees	5,190	3,977	3,351	3,149	2,346
Investment commission and advisory fees	1,695	1,545	1,399	1,052	152
Net gain on sales/contribution of securities	8,212	6,068	2,850	6,696	4,655
Increase in cash surrender value	3,122	21	-	-	-
Other	435	483	363	367	552
Total non-interest income	18,654	12,094	7,963	11,264	7,705
Total non-interest expenses	36,046	31,046	50,928	26,705	21,946
Income before income taxes	41,946	46,845	4,594	27,081	26,353
Income taxes	13,316	15,719	1,811	9,066	8,093
Net income	$ 28,630	$ 31,126	$ 2,783	$ 18,015	$ 18,260
Net income per common share					
Basic	$ 1.40	$ 1.19	nm	n/a	n/a
Diluted	1.33	1.18	nm	n/a	n/a
Cash dividends declared per share	0.66	0.45	nm	n/a	n/a

nm – not meaningful

The decline in net income in 2001 is a result of the Company's strategic initiative to utilize borrowings to fund the repurchase of the Company's common stock. The decline in net income in 1999 primarily resulted from a $21.4 million common stock contribution to the newly formed American Savings Charitable Foundation at the time of the Conversion.

Selected Financial Data

	At or for the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Operating Ratios and Other Data					
Performance Ratios:					
Interest rate spread	2.68%	2.57%	2.36%	2.45%	2.47%
Net interest margin	3.54	3.81	3.16	3.20	3.20
Net interest income after provision for loan losses to non-interest expense	164.62	211.94	93.38	159.23	184.70
Non-interest expense as a percent of average assets (excluding Foundation contribution)	1.89	1.65	1.77	1.52	1.38
Efficiency ratio (excluding Foundation contribution)*	48.91	42.11	54.05	46.62	42.89
Return on average assets	1.51	1.66	0.17	1.20	1.29
Return on average equity	6.59	5.91	0.91	6.76	7.56
Ratio of average equity to average assets	22.86	28.03	18.36	17.78	17.01
Dividend payout ratio	47.14	37.82	-	-	-
Book value per share	$ 19.16	$ 19.19	$ 18.41	-	-
Bank Regulatory Capital Ratios					
Leverage capital ratio	17.74%	19.25%	23.00%	16.35%	15.95%
Risk-based capital ratio	31.30	35.60	38.00	29.19	30.30
Asset Quality Ratios					
Nonperforming assets as a percent of total assets	0.23%	0.17%	0.16%	0.30%	0.52%
Allowance for loan losses as a percent of total loans	0.89	0.92	0.85	0.83	0.74
Allowance for loan losses as a percent of nonperforming loans	258.97	352.58	349.58	191.32	91.32

*Efficiency ratio is net interest income plus non-interest income exclusive of securities gains, divided into non-interest expense exclusive of Foundation contributions and a one-time employee benefit charge in 2001 of $1.7 million

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The Company's results of operations depend primarily on net interest income, which is the difference between interest income earned on the Company's interest-earning assets, primarily loans and securities, and the interest expense on the Company's interest-bearing liabilities, consisting of deposits and borrowings. The Company also generates non-interest income from service charges on deposits and loans, gains on the sale of securities and other fees earned on fee-based activities such as trust operations, insurance sales, and investment services provided by the Bank's wholly owned subsidiary, American Investment Services, Inc. The Company's non-interest expenses consist of employee compensation and benefits, occupancy expense, furniture and fixture expense, advertising, outside services and other operating expenses. Results of operations are also affected by general economic and competitive conditions, notably changes in market interest rates, and government policies and regulations.

Operating Strategy

The Bank is an independent, community-oriented savings bank that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. In recent years, the Company's strategy has been to enhance profitability by increasing sources of non-interest income and by improving operating efficiencies while managing its capital position and limiting its credit and interest rate risk exposure. To accomplish these objectives, the Company has sought to:

- Provide superior customer service by expanding and upgrading the branch network, maintaining a customer call center, introducing Internet banking and broadening its market by offering community based commercial deposit and loan products.

- Increase fee income by broadening non-depository product offerings and services, including expansion of its trust services; changing American Investment Services, Inc. broker/dealer affiliation to enhance future revenue; transitioning from transaction-based brokerage business to fee-based investment advisory business; and providing property, casualty and comprehensive business insurance coverage through an affiliation with a local insurance broker.

- Increase loan production through an expanded out-of-state correspondent network.

- Manage credit risk by focusing primarily on the origination of single-family, owner-occupied residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit.

- Repurchase Company stock and pay dividends to enhance shareholder value.

- Pursue acquisitions that enhance shareholder value.

- Continue to invest in technology to increase productivity and efficiency.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets at December 31, 2001 were $1.90 billion representing an increase of $27.1, million, or 1.4%, over the December 31, 2000 level of $1.87 billion. The increase in assets was primarily a result of increases of $63.8 million, or 5.5%, in net loans, a $18.1 million increase in a bank owned life insurance (BOLI), a $5.1 million increase in Federal Home Loan Bank stock and a $10.1 million increase in the Company's cash position. These increases were partially offset by decreases of $39.9 million, or 11.4%, in investment securities, $30.2 million, or 11.8%, in mortgage-backed securities and $1.9 million, or 14.5%, in accrued interest and dividends receivable.

The increase in loans was primarily in equity lines of credit secured by second mortgages and one to four-family first mortgages. The increase was due primarily to the lower level of interest rates prevailing during the year and due to the expansion of the Bank's equity line of credit product into Massachusetts and Fairfield County, Connecticut and continued expansion of the Bank's first mortgage products in the same areas. The increase in BOLI was primary due to the Company paying $15.0 million for a single premium bank-owned life insurance contract. The remaining increase of $3.1 million in the BOLI is related to the increase in the cash surrender value which was recognized in non-interest income. The investment in BOLI reflects management's strategy to invest in a single premium contract providing a return in excess of other earning assets with comparable risk due to the favorable tax treatment. The loan originations and BOLI purchase were funded in part with maturities and sales of investment and mortgage-backed securities. As a result of the increase in Federal Home Loan Bank ("FHLB") borrowings, the Bank was required to increase its FHLB stock holdings. The $10.1 million increase in cash and cash equivalents was due primarily to an increase in the Bank's overnight federal funds investments.

The decrease of $39.9 million in investment securities was due to the Company's decision to take advantage of market conditions and realize gains on investment sales to purchase the BOLI and to fund loan growth. The decrease in mortgage-backed securities of $30.2 million was due to maturing and prepayment of these securities which the Company chose to re-invest in higher yielding loans and to repurchase the Company's stock. The decrease in accrued interest and dividends receivable of $1.9 million was due in part to a lower level of investment and mortgage-backed securities in 2001 compared to 2000 and the decline in the prime lending rate. The Bank uses the prime rate as the base rate on its home equity lines of credit. The prime rate declined from 9.50% at December 31, 2000 to 4.75% at December 31, 2001.

Nonperforming assets, consisting of nonperforming loans and real estate owned, totaled $4.3 million at December 31, 2001 compared to $3.2 million at December 31, 2000. This increase was a result of growth in the loan portfolio and increases in the number of delinquent mortgage loans. Real estate owned decreased by $134,000 to $77,000 at December 31, 2001 from $211,000 at December 31, 2000, due to a greater amount of dispositions of foreclosed properties than the amount of foreclosed properties transferred to real estate owned. The modest levels of nonperforming assets reflect the current stable economic conditions in the Company's market area and the Company's strict underwriting guidelines and collection practices. Future increases in nonperforming loans and other real estate owned could occur if general economic conditions deteriorate.

Deposits decreased $2.1 million, or 0.2%, to $1.12 billion at December 31, 2001 from $1.13 billion at December 31, 2000. The decrease resulted primarily from a $74.5 million decrease in time and retirement accounts, offset by a $72.4 million increase in core accounts which consist of savings, money market, NOW and customer demand deposit accounts. Time deposits decreased as higher rate CD's matured and were replaced by lower cost core deposits. The core deposit increase was due to lower market interest rates, new product offerings and increased sales efforts. Mortgagors' escrow and other deposits increased $8.0 million, or 40.7%, due primarily to the timing of payments made for property taxes during the fourth quarters of 2001 and 2000. Federal Home Loan Bank advances and other borrowings increased $133.5 million to $311.4 million at December 31, 2001 from $177.9 million at December 31, 2000. The increase in FHLB advances and other borrowings were used primarily to fund treasury stock purchases and loan growth. Other liabilities increased $11.5 million due primarily to the purchase of a $10.1 million investment security at the end of the quarter which did not settle until January 2, 2002. The net deferred income tax liability decreased $5.0 million to $19.3 million at December 21, 2001 compared to $24.3 million at December 31, 2000. The decrease was principally due to the decrease in the net deferred tax liability for the unrealized gains on total securities available for sale.

Total equity decreased $119.0 million, or 23.2%, from $514.0 million at December 31, 2000 to $394.9 million at December 31, 2001. The decrease was primarily due to the repurchase of 6,285,334 shares of common stock at a total cost of $138.3 million, the payment of dividends totaling $13.8 million and a decrease of $6.3 million in accumulated other comprehensive income resulting from a decrease in the after-tax net unrealized gain on total securities. These decreases were partially offset by net income after tax of $28.6 million, and an increase of $9.4 million from the exercise of options and the release of restricted stock. In addition, the Bank has an Employee Stock Ownership Plan. This plan purchased 2.3 million shares of the Company's common stock at the time the Bank converted to a stock based company, which is held in a trust account until the shares are allocated to the participants. The shares held in the trust account were initially reflected as a $25.7 million reduction to equity. As shares are allocated to participants over the remaining 17 years of the original 20-year plan, this reduction to equity will decline. The decline in the reduction to equity for the year 2001 was $1.3 million due to the current year release of 118,526 shares to participants in the plan.

Commitments

The following tables present information indicating various obligations and commitments made by the Company as of December 31, 2001 and the respective maturity dates.

Contractual Obligations:		Total		Less than One Year		Two to Three Years		Four to Five Years		Over Five Years
Federal Home Loan Bank advances (1)	$	301,444	$	78,500	$	158,500	$	56,700	$	7,744
Repurchase agreements (2)		10,000		-		-		-		10,000
Operating leases (3)		2,995		548		976		633		838
Total Contractual Obligations	$	314,439	$	79,048	$	159,476	$	57,333	$	18,582

(1) Is secured by balance security agreement on qualifying assets mainly Mortgage loans and investments. No advances are callable.
(2) Callable in May 2003.
(3) Represents non-cancelable operating leases for offices.

Other Commitments		Total		Less than One Year		Two to Three Years		Four to Five Years		Over Five Years
Real estate loan commitments (1)	$	79,407	$	79,407	$	-	$	-	$	-
Consumer loan commitments (1)		11,713		11,713		-		-		-
Commercial loan commitments (1)		955		955		-		-		-
Unused portion of home equity loans (2)		265,856		265,856		-		-		-
Unused portion of construction loans (3)		7,809		7,809		-		-		-
Unused checking overdraft lines of credit (4)		809		809		-		-		-
Total Other Commercial Commitments	$	366,549	$	366,549	$	-	$	-	$	-

General: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of condition established in the contract and generally have fixed expiration dates or other termination clauses

(1) Commitments for loans are extended to customers for up to 180 days after which they expire.
(2) Unused portions of home equity loans are available to the borrower for up to 10 years.
(3) Unused portions of construction loans are available to the borrower for up to 1 year.
(4) Unused portion of checking overdraft lines of credit are available to customers in "good standing" indefinitely.

Comparison of Operating Results for the Year Ended December 31, 2001 and 2000

General

Net Income. Net income decreased by $2.5 million, or 8.0%, to $28.6 million in 2001 compared to $31.1 million in 2000. The decrease in 2001 was attributable to a decrease in net interest income of $7.9 million and an increase in non-interest expense of $5.0 million partially offset by an increase in non-interest income of $6.6 million and a decrease in income taxes of $2.4 million.

Net Interest Income. Net interest income decreased $7.9 million, or 11.7%, to $59.8 million for 2001 compared to $67.7 million in 2000. Total interest and dividend income decreased $6.6 million to $121.0 million in 2001 as compared to $127.6 million in 2000. The decrease in interest income was primarily due to a $62.3 million decrease in the average daily interest earning assets to $1.71 billion in 2001 from $1.78 billion in 2000 and a decrease of 8 basis points in the weighted average yield on earning assets in 2001. The decrease in the daily average balance was due to the selling of approximately $60 million of investment and mortgage-backed securities to fund the purchase of BOLI, the purchase of which occurred in late December of 2000 and in January 2001. BOLI is recorded on the balance sheet as Other Assets and the income generated is recorded as Non-Interest Income. The decrease in the daily average weighted yield on earning assets was due to a decrease in mortgage lending rates, including the prime rate, throughout 2001 as compared to 2000, partially offset through the purchase of corporate bonds and mortgage-backed securities. Although these securities were purchased throughout 2000, the full impact on interest income did not occur until 2001. Additionally, the yields on these securities were not impacted by the decline in market interest rates to the same degree as were the yields on the Banks' residential mortgage loans and Home Equity Lines of Credit. The average yield on Bank's residential mortgage loans in 2001 was reduced by significant refinancing activity, while the rate on Home Equity Lines of Credit is indexed to the prime rate, which declined from 9.50% at December 31, 2000 to 4.75% at December 31, 2001. Interest income on loans increased $3.2 million, or 4.0% to $84.3 million in 2001 compared to $81.1 million in 2000. The increase was due to a $105.6 million increase in the average daily balance of loans outstanding offset by a 39 basis point decrease in the average yield. Interest income on investments and mortgage-backed securities decreased $9.4 million, or 20.6%, from $45.6 million in 2000 to $36.2 million in 2001. The decrease was due to a $165.6 million decrease in the average balance offset by a 35 basis point increase in the weighted average yield.

Total interest expense for 2001 was $61.2 million, an increase of $1.3 million, or 2.2%, compared to $59.9 million for 2000. Interest on Federal Home Loan Bank advances and other borrowings increased by $4.8 million primarily due to a $97.8 million increase in the average daily borrowings to $293.9 million in 2001 from $196.1 million in 2000 offset by a decrease of 38 basis points in the weighted average rate paid on these borrowings. The increase in the average daily balances was due to the Company funding purchases of treasury stock and loan originations with increased borrowings. The decrease in the weighted average rate paid on these deposits was due to market conditions. Interest on deposits decreased $3.5 million to $44.5 million in 2001 compared to $48.0 million in 2000. Interest on certificates of deposits and retirement accounts decreased $3.8 million primarily due to a decrease of 15 basis points on the weighted average rate paid on these deposits and a decrease in the average daily balance of $50.4 million. Interest on deposits, other than certificates of deposit and retirement accounts, increased $274,000 primarily due to increases in the average daily balances of these accounts in 2001 as compared to 2000 partially offset by a decrease of the weighted average rate paid on these deposits. The decrease in time deposits was due to higher rate CDs maturing and the Company focusing on increasing other deposits or core deposit, such as savings, money markets, Now accounts and demand accounts through new product offerings and increased sales effort.

Provision for Loan Losses. The provision for loan losses was $450,000 for 2001, a decrease of $1.4 million or 76.3%, from $1.9 million in 2000. The lower provision reflects a decrease in charge-offs and management's assessment of exposure to losses that maybe inherent in the loan portfolio, as well as current economic conditions. At December 31, 2001, the allowance for loan losses was $10.9 million which represented 259.0% of nonperforming loans and 0.89% of total loans This compared to the allowance for loan losses of $10.6 million at December 31, 2000 representing 352.6% of nonperforming loans and 0.92% of total loans. The methodology for assessing the appropriateness of the allowance for loan losses is considered a critical accounting policy by management due to the judgment involved, the subjectivity of the assumptions utilized and the potential changes in the economic environment. See Item 1 – "Descriptions of Business – Lending Activities – Allowance for Loan Losses" for a further discussion of the Company's loan loss allowance.

Non-interest Income. Non-interest income increased $6.6 million, or 54.2%, to $18.7 million in 2001 from $12.1 million in 2000. This was primarily due to a $3.1 million increase in the cash surrender value of BOLI in 2001 compared to $21,000 in 2000, a $2.1 million increase in net gains on the sale of investment securities to $8.2 million in 2001 compared to $6.1 million in 2000, and a $1.2 million increase in service charges and fees to $5.2 million in 2001 compared to $4.0 million in 2000. The $3.1 million increase in BOLI was due to the BOLI contract being in effect during all of 2001 as compared to 3 days in 2000. The $2.1 million increase in gains on the sale of securities was taken to provide a portion of funds required for treasury stock purchases, the BOLI contract purchase, and to fund loan originations. The net gain on sale of equity securities was $8.5 million in 2001 as compared to $10.3 million in 2000. There were no sales of equity mutual funds in 2001 whereas a $28,000 gain was recorded in 2000. The increase was offset by net losses of $265,000 on the sale of mortgage-backed securities and corporate bonds in 2001 as compared to a net loss of $4.0 million on the sale of mortgage-backed securities and corporate and U.S. Agency bonds in 2000. Service charges and fees increased $1.2 million, or 30.5%, to $5.2 million in 2001 compared to $4.0 million in 2000. The increase was primarily due to implementing charges for foreign ATM transactions, increased collection rate in overdraft fees, implementation of revised deposit fees, increased customer activity for NOW accounts and increased sales of fixed annuity products which was driven by market conditions. Additionally, investment commissions and advisory fees from American Investment Services, Inc. (a financial services subsidiary of the Bank) increased $150,000, or 9.7%, to $1.7 million for 2001 compared to $1.5 million in 2000. This increase was attributed to additional commissions earned from advisory fees.

Non-interest Expense. Non-interest expense increased $5.0 million, or 16.1% to $36.0 million in 2001, compared to $31.0 million for 2000. The increase was primarily due to increases in salaries and employee benefits, occupancy expense and other expenses. Salaries and benefits increased $4.1 million, or 22.1%, to $22.5 million for 2001 from $18.4 million for 2000. The increase was attributable to a $1.7 million expense related to the cost of accelerating the vesting of options for certain retired directors, $1.3 million for the increased cost of the restricted stock plan for the full twelve months of 2001 versus 110 days in 2000 and approximately $820,000 for the increased cost for the Employee Stock Ownership Plan resulting from the higher share price of the Company's stock. Other expenses increased $654,000, or 15.3%, to $4.9 million for 2001 from $4.3 million for 2000. The increase was primarily due to increased costs related to increased loan volume and additional software maintenance to support enhanced Internet capabilities and other productivity enhancing software and forms. Occupancy expense increased $196,000, or 8.2%, to $2.6 million for 2001 from $2.4 million for 2000. The increase was primarily due to increases in rent, real estate taxes and utilities.

Income Tax Expense. Income taxes were $13.3 million for 2001 as compared to $15.7 million for 2000. The effective tax rate decreased to 31.7% in 2001, from 33.6% in 2000. The decrease in income taxes was primarily due to a decrease in income before income taxes and the effect of a greater percentage of tax exempt income to total taxable income. Management considers accounting for income taxes as a critical accounting policy due to the subjective nature of certain estimates that are involved in the calculation. Management uses the asset liability method of accounting for income taxes in which deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Management must assess the reliability of the deferred tax asset and to the extent that management believes that recovery is not likely, a valuation allowance is established. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Net Income. Net income increased by $28.3 million to $31.1 million for 2000, compared to $2.8 million for 1999. The increase in 2000 was attributable to an increase in net interest income of $18.1 million, an increase in non-interest income of $4.1 million and a decrease in non-interest expense of $19.9 million partially offset by an increase in income taxes of $13.9 million.

Net Interest Income. Net interest income increased $18.1 million or 36.5% to $67.7 million in 2000 compared to $49.6 million in 1999. Total interest and dividend income increased $21.6 million to $127.6 million in 2000, as compared to $106.0 million in 1999. The increase in interest income was primarily due to a $204.0 million increase in the average daily interest earning assets to $1.78 billion in 2000 from $1.57 billion in 1999 and an increase of 44 basis points in the weighted average yield on earning assets in 2000. The increase in the average daily balances was due to the reinvestment of additional capital from the conversion to a public company, less the capital used to fund purchases of treasury stock and stock to fund the granting of stock awards. The increase in yields on interest earning assets was due: (1) in part to management's investment strategy of moving to higher yielding investments at the end of 1999, primarily by purchasing a combination of corporate bonds and mortgage-backed securities with a modest extension in duration in the portfolio and selling lower yielding investments and mortgage-backed securities and (2) to an increase in overall rates within the economy. Interest income on loans increased $11.4 million, or 16.3%, to $81.1 million in 2000 compared to $69.7 million in 1999. This increase was due to a $120.9 million increase in the average daily balance of loans outstanding, and a 24 basis point increase in the average yield. Interest income on investments and mortgage-backed securities increased $10.8 million, or 31.0%, over 1999 to $45.6 million. The increase was due to an increase of $96.8 million in the average balance and a 73 basis point increase in the weighted average yield. The increase in interest income on loans, investments and mortgage-backed securities was partially offset by a decrease in income of $565,000 on federal funds sold to $987,000 compared to $1.6 million in 1999.

Total interest expense for 2000 amounted to $59.9 million, an increase of $3.5 million, or 6.2%, compared to $56.4 million in 1999. Interest on certificates of deposits and retirement accounts increased by $2.2 million primarily due to an increase of 39 basis points on the weighted average rate paid on these deposits, partially offset by a decrease in the average daily balance $15.9 million. The decrease in average daily balance was primarily in retirement accounts whose average daily balance decreased by $12.1 million. Interest on deposits, other than certificates of deposit and retirement accounts, increased $109,000, primarily due to increases in the average daily balances in 2000 as compared to 1999 offset by a slight decrease in the weighted average rate paid on these deposits. Interest expense on FHLB advances and other borrowings increased $1.2 million or 11.0% to $11.9 million in 2000 compared to $10.7 million in 1999 primarily due to a $17.0 million increase in the average daily borrowings in 2000 and an 8 basis point increase in the weighted average rate paid.

Provision for Loan Losses. The provision for loan losses was $1.9 million for 2000, a $135,000 decrease from $2.0 million in 1999. This decrease reflects management's assessment of the losses inherent in the loan portfolio, as well as current economic conditions. At December 31, 2000, the allowance for loan losses was $10.6 million which represented 352.6% of nonperforming loans and 0.92% of total loans. This compared to the allowance for loan losses of $8.8 million at December 31, 1999 representing 349.6% of nonperforming loans and 0.85% of total loans. See Item 1 – "*Description of Business – Lending Activities – Allowance for Loan Losses*" for a discussion of the Company's loan loss allowance.

Non-interest Income. Non-interest income increased $4.1 million or 51.9% to $12.1 million for 2000 compared to $8.0 million for 1999. The primary reason for the increase was a $3.4 million increase on net gains on the sale of securities to $6.1 million in 2000 compared to $2.6 million in 1999. The sale of securities was to provide a portion of funds required for the acquisition of treasury stock and stock in connection with granting of restricted stock, the purchase of BOLI and to fund loan originations. The net gain on sale of equity securities and equity mutual funds was $10.1 million in 2000 as compared to $5.7 million in 1999. The increase was offset by net losses of $4.0 million on sale of mortgage-backed securities and corporate and U. S. Agency bonds. Service charges and fees increased $626,000 or 18.7% to $4.0 million in 2000 compared to $3.4 million in 1999. The increase was primarily due to increased customer activity for NOW account services, increased fees resulting from debit card usage, increased trust fees and increased sale of insurance protection plans covering certain consumer loans. Investment commissions and advisory fees from the Bank's financial services subsidiary, American Investment Services, Inc (AIS) increased by $146,000 or 10.4%, to $1.5 million for 2000 compared to $1.4 million in 1999. During 2000 AIS began a transition to investment advisory services which will enable it to grow through recurring investment advisory revenue as opposed to one-time commissions. It is expected that during the transition, net income from this activity will be reduced over the next several quarters, but is expected to generate an ongoing enhanced stream of advisory fee revenue after this period.

Non-interest Expense. Non-interest expense decreased $19.9 million, or 39.0%, to $31.0 million in 2000 compared to $50.9 million in 1999. The decrease in non-interest expense was primarily attributable to a decrease of $21.4 million in charitable contributions. The decrease in charitable contributions is due to the $21.4 million contribution of Company common stock to the then newly formed American Savings Charitable Foundation (Charitable Foundation) on November 30, 1999 upon the conversion from a mutual savings bank to a stock savings bank. There were no contributions made to the American Savings Charitable Foundation in 2000. Excluding this contribution, non-interest expense increased $2.0 million, or 6.9% from $29.0 million for 1999 to $31.0 million for 2000. This increase was due to an increase of $856,000 in salaries and employee benefits, $214,000 in outside services and $644,000 in other expenses. Salaries and employee benefits expense increased to $18.4 million in 2000 from $17.6 million in 1999 due primarily to $2.3 million expenses related to stock awards granted in June 2000, a full year of expense for the Employee Stock Ownership Plan of $1.8 million and, to a lesser extent, general salary increases. The increase in salaries and employee benefits were offset by a decrease in the charges related to the 1999 restructuring of the Company's compensation plans to align them with other publicly traded financial institutions and holding companies. Other expenses increased primarily due to expenses related to being a public company and an increase in insurance premiums paid to the FDIC. Outside services increased primarily due to additional legal and accounting fees related to the additional responsibilities of being a public company.

Income Tax Expense. Income taxes were $15.7 million for the year ended December 31, 2000 compared to $1.8 million for the year ended December 31, 1999. The effective tax rate decreased to 33.6% in 2000, from 39.4% in 1999 primarily because total expenses in 1999 included a relatively high percentage of non-deductible expenses.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amount of interest income on a tax-equivalent basis from average interest-earning assets and interest expense from interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances were derived from daily balances and include nonaccrual loans.

Average Balance Sheet and Yield/Rate Analysis

	For the Fiscal Years ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans (1)	$ 1,192,331	$ 84,319	7.07 %	$ 1,086,721	$ 81,075	7.46 %	$ 965,808	$ 69,694	7.22 %
Federal funds sold	13,084	550	4.20	15,348	987	6.43	30,680	1,552	5.06
Investment securities-taxable (2)	234,151	17,790	7.60	313,808	21,691	6.91	330,657	19,370	5.86
Investment securities- tax exempt (2)(3)	28,624	2,437	8.51	22,440	1,289	5.74	2,028	187	9.22
Mortgage-backed securities (2)	231,020	15,945	6.90	324,600	21,625	6.66	231,411	14,533	6.28
FHLB stock	14,602	840	5.75	13,183	999	7.58	11,471	762	6.64
Total interest-earning assets	1,713,812	$ 121,881	7.11 %	1,776,100	$ 127,666	7.19 %	1,572,055	$ 106,098	6.75 %
Non-interest-earning assets	188,029			103,102			100,326		
Total assets	$ 1,901,841			$ 1,879,202			$ 1,672,381		
Interest-bearing liabilities:									
Deposits									
Money market accounts	$ 84,848	$ 2,370	2.79 %	$ 62,295	$ 1,709	2.74 %	$ 63,240	$ 1,766	2.79 %
NOW accounts	86,205	654	0.76	79,624	1,082	1.36	69,846	946	1.35
Savings and IRA passbook accounts	213,642	4,142	1.94	202,725	4,101	2.02	201,973	4,071	2.02
Time deposits	705,219	37,339	5.29	755,668	41,132	5.44	771,547	38,935	5.05
Total interest-bearing deposits	1,089,914	44,505	4.08	1,100,312	48,024	4.36	1,106,606	45,718	4.13
FHLB advances and other borrowings (4)	293,894	16,735	5.69	196,141	11,907	6.07	179,134	10,726	5.99
Total interest-bearing liabilities	1,383,808	$ 61,240	4.43 %	1,296,453	$ 59,931	4.62 %	$ 1,285,740	$ 56,444	4.39 %
Non-interest bearing demand deposits	36,107			25,181			26,768		
Non-interest-bearing liabilities	47,257			30,839			52,612		
Total liabilities	1,467,172			1,352,473			1,365,120		
Stockholders' equity	434,669			526,729			307,261		
Total liabilities and equity	$ 1,901,841			$ 1,879,202			$ 1,672,381		
Net interest-earning assets	$ 330,004			$ 479,647			$ 286,315		
Net interest income		$ 60,641			$ 67,735			$ 49,654	
Interest rate spread			2.68 %			2.57 %			2.36 %
Net interest margin (net interest income as a percentage of interest-earning assets)			3.54 %			3.81 %			3.16 %
Ratio of interest-earning assets to interest-bearing liabilities			123.85 %			137.00 %			122.27 %

(1) Interest on Loans includes amortization of net deferred cost of $721,845, $751,000 and $502,000 in 2001, 2000 and 1999, respectively.
(2) Average balances and yields are based on amortized costs.
(3) Tax-exempt interest is calculated on a tax equivalent basis based on a marginal tax rate of 35%.
(4) Includes mortgagors escrow accounts.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Company. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

Rate/Volume Analysis

	Year ended December 31, 2001 compared to year ended December 31, 2000			Year ended December 31, 2000 compared to year ended December 31, 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ (4,381)	$ 7,625	$ 3,244	$ 2,423	$ 8,958	$ 11,381
Federal funds sold	(306)	(131)	(437)	74	(639)	(565)
Investment securities-taxable	1,985	(5,886)	(3,901)	3,317	(996)	2,321
Investment securities-tax exempt (1)	730	418	1,148	(96)	1,198	1,102
Mortgage-backed securities	750	(6,430)	(5,680)	930	6,162	7,092
FHLB stock	(259)	100	(159)	115	122	237
Total interest-earning assets	(1,481)	(4,304)	(5,785)	6,763	14,805	21,568
Interest-bearing liabilities:						
Money market accounts	30	631	661	(30)	(27)	(57)
NOW accounts	(511)	83	(428)	3	133	136
Savings and IRA passbook accounts	(173)	214	41	15	15	30
Time deposits	(1,125)	(2,668)	(3,793)	3,011	(814)	2,197
FHLB advances and other borrowings	(787)	5,615	4,828	150	1,031	1,181
Total interest-bearing liabilities	(2,566)	3,875	1,309	3,149	338	3,487
Increase (decrease) in net interest income	$ 1,085	$ (8,179)	$ (7,094)	$ 3,614	$ 14,467	$ 18,081

(1) Tax exempt interest is calculated on a tax equivalent basis.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. The Company further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. The Company's primary sources of funds consist of deposit inflows, loan repayments, maturities, paydowns, and sales of investment and mortgage-backed securities, borrowings from the Federal Home Loan Bank, and repurchase agreements. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The primary investing activities of the Company are (1) the origination of residential one-to four-family mortgage loans and, to a lesser extent, multi-family loans, single-family construction loans, and home equity loans and lines of credit and consumer loans and (2) the investment in mortgage-backed securities, U.S. Government and agency obligations and corporate equity securities and debt obligations. These activities are funded primarily by principal and interest payments on loans, maturities and sales of securities, deposit growth and Federal Home Loan Bank advances. At December 31, 2001 and 2000, the Company's loans totaled $1.21 billion, and $1.15 billion, respectively. At December 31, 2001 and 2000, the Company's investments in mortgage-backed securities, U.S. Government and agency obligations and corporate equity securities and debt obligations totaled $536.4 million and $606.5 million, respectively. During 2001, proceeds from the sale of investment securities and mortgage-backed securities were used to fund growth in the loan portfolio. The Company experienced a net decrease in total deposits of $2.1 million for the year ended December 31, 2001. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Company and its local competitors and other factors. The Company increased its advances from the Federal Home Loan Bank in 2001 by approximately $133 million, the proceeds of which were used to fund repurchases of the Company's stock. The Company closely monitors its liquidity position on a daily basis. If the Company should require funds beyond its ability to generate them internally, additional sources of funds are available through Federal Home Loan Bank advances and through repurchase agreement borrowing facilities with U. S. Government and Agency security broker dealers.

Outstanding commitments for all loans and unadvanced construction loans and lines of credit totaled $366.6 million at December 31, 2001. Management of the Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2001 totaled $515.8 million. The Company relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. From time to time, the Company will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon the Company's historical experience with deposit retention, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Company. During 2001 the Company repurchased 6,285,334 shares of common stock at a cost of $138.4 million. The effect of the repurchase of common stock is to reduce the level of capital which also decreases the capital ratio's which are discussed in the following paragraph.

The Company purchased 6.2 million shares in 2001 for a total cost of $136.5 million. This reduction in capital was replaced primarily with FHLB borrowing. Prior to the company implementing a buyback program, management considers not only the impact on earnings per share but also liquidity, or the company's ability to meet its loan obligations and deposit withdrawals. The analysis of the impact on earnings per share fully incorporates a rise in the company's interest expense resulting from the replacement of capital with borrowings. The impact on liquidity is measured by determining the amount of the Company's liquid assets and the amount of short-term obligations that could result under a worst-case scenario. The Company defines liquid assets as cash and due from banks (net of float and reserves), overnight investments (e.g. federal funds), anticipated prepayments and maturity of investment securities and mortgage-backed obligations maturing in the next 30 days and the amount of U.S. agency notes and mortgage-backed securities that can be used to execute repurchase agreements. At December 31, 2001, the company had $257.6 million in liquid assets. The company defines short-term liabilities as federal funds purchased, FHLB borrowings and repurchase agreements maturing within the next 30 days, an amount representing 28% of CDs maturing within the next 30 days and an amount representing 10% of non-maturity deposits. Management believes that the non-renewal of 28% of the company's CDs and a 10% reduction in core deposits are conservative assumptions based on historical deposit flow patterns. At December 31, 2001, the company had $56.2 million in short-term obligations, resulting in a ratio of liquid assets to short-term obligations of 4.6 times.

The Company has broker/dealer repurchase agreement lines of $400 million of which $10 million is currently outstanding. Additionally, the Company has a $631 million borrowing facility with the FHLB of Boston of which $301 million was outstanding at December 31, 2001. The amount of this borrowing facility is determined by the amount of eligible collateral, which primarily includes the Company's one-to four-family residential mortgage loans.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2001, the Bank exceeded all of its regulatory capital requirements with (1) a leverage capital level of $328.5 million, or 17.7% of average assets, which is above the required level of $76.8 million, or 4.0%, and (2) total risk-based capital of $361.7 million, or 31.3% of risk weighted assets, which is above the required level of $92.4 million, or 8.0%. The Bank is considered "well capitalized" under regulatory guidelines. On a consolidated basis at December 31, 2001, the Company had total stockholders' equity of $394.9 million, or 20.7% of total assets.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this filing have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of New Accounting Standards

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. As amended, the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. On that date, hedging relationships shall be designed in accordance with the statement. This statement did not affect the Company because it does not currently purchase derivative instruments or enter into hedging activities.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Among other things, SFAS No. 141 requires the use of the purchase method to account for all business combinations; initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to expense, but instead be reviewed annually for impairment. Amortization of goodwill ceases upon adoption of SFAS No. 142, which for calendar year-end entities, such as the Company, will be January 1, 2002. Intangible assets other than goodwill (such as core deposit intangibles) are amortized to expense over their estimated useful lives. SFAS No. 142 applies to goodwill and other intangible assets acquired after June 30, 2001 and accordingly, will be applied by the Company's acquisition of American Bank of Connecticut, effective January 2002 (See note 17). The Company does not have any material intangible assets on its balance sheet at December 31, 2001. Therefore, the adoption of SFAS No. 142 will not have any material impact on consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under this statement, the liability is discounted and the accretion expense is recognized using the credit-adjusted risk free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier adoption is permitted. The Company does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that one accounting model be used for long-lived assets to be disposed of. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this statement are to be applied prospectively. The Company does not expect that the adoption of this statement will have a material impact on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Management of Interest Rate Risk and Market Risk Analysis

Qualitative Aspects of Market Risk. The Company's most significant form of market risk is interest rate risk. The principal objectives of the Company's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Director's approved guidelines. The Company has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends and interest rate risk position to the Finance Committee of the Board of Directors quarterly and the whole Board of Directors annually. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company.

In recent years, the Company has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate loans and generally selling longer term fixed-rate loans as market interest rate conditions dictate; (2) emphasizing shorter term consumer loans; (3) maintaining a high quality securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity of which is monitored in relation to the repricing of its loan portfolio; and (4) using Federal Home Loan Bank advances and repurchase agreement borrowings to better structure maturities of its interest rate sensitive liabilities. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

The Company's market risk also includes equity price risk. The Company's marketable equity securities portfolio had gross unrealized gains of $51.2 million at December 31, 2001 which is included, net of taxes, in accumulated other comprehensive income, a separate component of the Company's stockholders' equity. If equity security prices decline due to unfavorable market conditions or other factors, the Company's stockholders' equity would decrease.

Quantitative Aspects of Market Risk. The Company uses a simulation model to measure the potential change in net interest income, incorporating various assumptions regarding the shape of the yield curve, the pricing characteristics of loans, deposits and borrowings, prepayments on loans and securities and changes in balance sheet mix. The assumptions that have the greatest impact on the estimated changes in annual net interest income are prepayment assumptions on mortgage loans and securities. The table below sets forth, as of December 31, 2001 and 2000 estimated changes in the Company's net interest income for the next twelve month period which may result given instantaneous increases in market interest rates of 200 basis points and instantaneous decreases in market rates of 100 basis points. A rate shock decrease of 100 basis points is used due to the current low level of interest rates. A rate shock decrease of 200 basis points would result in a negative rate.

If interest rates instantaneously increased 200 basis points, the average constant prepayment rate (the "CPR") assumptions on mortgage loans and securities, including Collateralized Mortgage Obligations ("CMO") and Mortgage-backed Securities ("MBS"), were 13.66% and 13.51% on December 31, 2001 and 2000, respectively. If interest rates instantaneously decreased 100 basis points, the CPR prepayment assumptions were 24.78% and 21.40% on December 30, 2001 and 2000, respectively. At December 31, 2001, the rates paid on non-maturity deposits were assumed to change as follows: savings, NOW, and non-premium rate money market accounts were assumed not to change under a rising or falling interest rate environment; premium rate money market accounts were assumed to increase 50 basis points if interest rates, instantaneously increased 200 basis points and decreased 50 basis points if interest rate instantaneously decreased 100 basis points. At December 31, 2000, the rates paid on non-maturity deposits (savings, money management and NOW accounts) were assumed not to change under either interest rate environment.

Estimated Increase/(Decrease) in Annual Net Interest Income

Increase/ (Decrease) in market interest rates in basis points (rate shock)	Estimated Changes in Annual Net Interest Income December 31, 2001 $ Change	December 31, 2001 % Change	December 31, 2000 $ Change	December 31, 2000 % Change
	(Dollars in thousands)			
200	$ 2,953	4.28%	$ 178	0.27%
(100)	$(2,906)	(4.80)%	$ (960)	(1.45)%

Comparing the changes in net interest income on December 31, 2001 and 2000, under a down 100 basis point environment the estimated decrease in net interest income rose by $1.9 million from ($1.0 million) to ($2.9 million). Correspondingly, under an up 200 basis point environment, the estimated increase in net interest income rose by $2.8 million from $178,000 to $3.0 million. These changes are attributable to an increase in asset rate sensitivity, which resulted from the growth of short-term assets and increased prepayment speeds for mortgage loans and mortgage-backed securities.

Item 8. Financial Statements and Supplementary Data

For the Company's Consolidated Financial Statements, see index on page 52.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

For information concerning the directors of American Financial Holdings, Inc., the information contained under the sections captioned "Proposal I – Election of Directors" in American Financial Holdings, Inc.'s Proxy Statement dated March 27, 2002 is incorporated by reference. For information concerning officers of the Company, reference is made to Part I, Item 1, "Business—Executive Officers of the Registrant" in this report. Reference is made to the cover page of this report and to the section captioned "Section 16 (a) Beneficial Ownership Reporting Compliance" in this Proxy Statement for information regarding compliance with Section 16(a) of the Exchange Act.

Item 11. Executive Compensation

The information contained under the heading "Executive Compensation" and "Directors Compensation" in American Financial Holdings, Inc.'s Proxy Statement dated March 27, 2002, with respect to executive compensation, is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained under the heading "Stock Ownership" in American Financial Holdings, Inc.'s Proxy Statement dated March 27, 2002, with respect to security ownership of certain beneficial owners and management is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions

The information contained under the heading "Transactions with Management" in American Financial Holdings, Inc.'s Proxy Statement dated March 27, 2002, with respect certain relationships and related transactions is incorporated herein by reference in response to this item.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) Financial Statements

The following consolidated financial statements of the Bank and its subsidiaries are filed as part of this document under Item 8:

- Independent Auditors' Report
- Consolidated Balance Sheets at December 31, 2001 and 2000
- Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Cash Flows for Years Ended December 31, 2001, 2000 and 1999
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Reports on Form 8-K filed during the last quarter of 2001

On December 6, 2001, the Company filed a Form 8-K in which it disclosed that it had reached an agreement with William E. Solberg, the former President, Chief Executive Officer of American Bank of Connecticut, on the terms of his employment with the Company and American Savings Bank following the merger. A summary of the proposed items of Mr. Solberg's employment was included in the filing.

(c) Exhibits Required by Securities and Exchange Commission Regulation S-K

Exhibit
<u>Number</u>

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of July 18, 2001 by and among American Financial Holdings, Inc., American Savings Bank and American Bank of Connecticut (1)
3.1	Certificate of Incorporation of American Financial Holdings, Inc. (2)
3.2	Bylaws of American Financial Holdings, Inc.
4.0	Draft Stock Certificate of American Financial Holdings, Inc. (2)
10.1	Employment Agreement between American Savings Bank and Robert T. Kenney (3)
10.2	Employment Agreement between American Savings Bank and Charles J. Boulier III (3)
10.3	Employment Agreement between American Savings Bank and Peter N. Perugini (3)
10.4	Employment Agreement between American Savings Bank and Sheri C. Pasqualoni (3)
10.5	Employment Agreement between American Savings Bank and Richard J. Moore (3)
10.6	Employment Agreement between American Financial Holdings, Inc. and Robert T. Kenney (3)
10.7	Employment Agreement between American Financial Holdings, Inc. and Charles J. Boulier III (3)
10.8	Employment Agreement between American Financial Holdings, Inc. and Peter N. Perugini (3)
10.9	Employment Agreement between American Financial Holdings, Inc. and Sheri C. Pasqualoni (3)
10.10	Employment Agreement between American Financial Holdings, Inc. and Richard J. Moore (3)
10.11	Form of American Savings Bank Employee Severance Compensation Plan (2)
10.12	Form of American Savings Bank Supplemental Executive Retirement Plan (2)
10.13	Form of American Savings Bank Directors' Retirement Plan (2)
10.14	Form of Deferred Compensation Plans (2)
10.15	American Savings Bank 401(k) Plan (2)
10.16	Form of American Savings Bank Supplemental Retirement Plan for Chief Executive Officer (2)
10.17	American Financial Holdings, Inc. 2000 Stock-Based Incentive Plan (4)
11.0	Statement Re: Computation of Per Share Earnings Incorporated-Herein By Deference to Footnote 11 of the Consolidated Financial Statements
21.0	Subsidiaries Information Incorporated-Herein By Reference to Part I – Subsidiaries
23.1	Consent of KPMG LLP

---

(1) Incorporated by reference into this document from the Exhibits to the Form 8-K filed on July 24, 2001 (Commission File No. 0-27399)

(2) Incorporated by reference into this document from the Exhibits filed with the Registration Statement on Form S-1, and any amendments thereto, Registration No. 333-84463.

(3) Incorporated by reference into this document from the Exhibits filed with the Form 10-K on March 29, 2000, (Commission File No. 0-27399).

(4) Incorporated by reference into this document from Appendix A to the Proxy Statement filed on April 24, 2000 (Commission File No. 0-27399).

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Financial Holdings, Inc.

/s/ Robert T. Kenney Robert T. Kenney Chairman, President and Chief Executive Officer	Date: March 19, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Robert T. Kenney Robert T. Kenney Chairman, President and Chief Executive Officer (principal executive officer)	Date: March 19, 2002
/s/ Charles J. Boulier III Charles J. Boulier III Senior Executive Vice President, Treasurer and Chief Financial Officer (principal accounting officer)	Date: March 19, 2002
/s/ Marie S. Gustin Marie S. Gustin Director	Date: March 19, 2002
/s/ Fred M. Hollfelder Fred M. Hollfelder Director	Date: March 19, 2002
/s/ Gregory B. Howey Gregory B. Howey Director	Date: March 19, 2002
/s/ Mark E. Karp Mark E. Karp Director	Date: March 19, 2002
/s/ Steven T. Martin Steven T. Martin Director	Date: March 19, 2002
/s/ Harry N. Mazadoorian Harry N. Mazadoorian Director	Date: March 19, 2002
/s/ Laurence A. Tanner Laurence A. Tanner Director	Date: March 19, 2002
/s/ Jeffrey T. Witherwax Jeffrey T. Witherwax Director	Date: March 19, 2002

CONSOLIDATED FINANCIAL STATEMENTS OF
AMERICAN FINANCIAL HOLDINGS, INC.

INDEX

KPMG

One Financial Plaza
Hartford, CT 06103-2608

Telephone 860 522 3200
Fax 860 297 5555

Independent Auditors' Report

The Board of Directors
American Financial Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of American Financial Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Financial Holdings, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Hartford, Connecticut
January 29, 2002

AMERICAN FINANCIAL HOLDINGS, INC.

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
	(In thousands, except per share data)	
Cash and due from banks (note 2):		
Non-interest bearing	$ 20,903	$ 17,293
Interest bearing	1,230	21
	22,133	17,314
Federal funds sold	17,050	11,740
Cash and cash equivalents	39,183	29,054
Investment securities available for sale, at fair value (note 3)	311,293	351,211
Mortgage-backed securities available for sale, at fair value (note 3)	225,101	255,270
Loans receivable, net (note 4)	1,214,847	1,151,048
Accrued interest and dividends receivable	11,120	13,012
Federal Home Loan Bank stock (note 7)	17,279	12,194
Bank premises and equipment, net (note 5)	13,490	13,348
Cash surrender value of life insurance	63,144	45,022
Real estate owned	77	211
Other assets	5,062	3,088
Total Assets	$ 1,900,596	$ 1,873,458
Liabilities and Stockholders' Equity		
Deposits (note 6)	$ 1,124,249	$ 1,126,336
Mortgagors' escrow and other deposits	27,505	19,554
Federal Home Loan Bank advances and other borrowings (note 7)	311,444	177,944
Deferred income tax liability (note 10)	19,321	24,280
Accrued interest payable on deposits and borrowings	1,855	1,622
Other liabilities	21,275	9,755
Total Liabilities	1,505,649	1,359,491
Commitments and contingencies (notes 5 and 12)		
Stockholders' Equity (note 8):		
Preferred stock, $.01 par value; authorized 10,000,000 shares, none issued	-	-
Common stock, $.01 par value; authorized 120,000,000 shares; issued 28,871,100 shares at December 31, 2001 and 2000	289	289
Additional paid-in capital	285,953	282,676
Unallocated common stock held by ESOP (2,014,958 shares at December 31, 2001 and 2,133,484 shares at December 31, 2000) (note 9)	(22,386)	(23,703)
Stock-based compensation (note 9)	(266)	(78)
Treasury stock, at cost including issues acquired and awarded as restricted stock at cost (9,120,791 shares at December 31, 2001 and 3,198,395 shares at December 31, 2000)	(188,746)	(56,707)
Retained earnings	278,315	263,452
Accumulated other comprehensive income (note 13)	41,788	48,038
Total Stockholders' Equity	394,947	513,967
Total Liabilities and Stockholders' Equity	$ 1,900,596	$ 1,873,458

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL HOLDINGS, INC.

Consolidated Statements of Income

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
	(In thousands, except per share data)		
Interest and dividend income:			
Real estate mortgage loans	$ 60,025	$ 55,370	$ 48,366
Commercial loans	117	1	-
Consumer loans	24,177	25,704	21,328
Mortgage-backed securities	15,945	21,625	14,533
Federal funds sold	550	987	1,552
Investment securities:			
Interest-taxable	14,732	19,404	17,770
Interest-tax exempt	1,584	1,246	122
Dividends	3,898	3,286	2,362
Total interest and dividend income	121,028	127,623	106,033
Interest expense:			
Deposits (note 6)	44,505	48,024	45,718
Federal Home Loan Bank advances	15,800	11,189	10,215
Other borrowings	935	718	511
Total interest expense	61,240	59,931	56,444
Net interest income before provision for loan losses	59,788	67,692	49,589
Provision for loan losses (note 4)	450	1,895	2,030
Net interest income after provision for loan losses	59,338	65,797	47,559
Non-interest income:			
Service charges and fees	5,190	3,977	3,351
Investment commissions and advisory fees	1,695	1,545	1,399
Net gain on sale of securities (note 3)	8,212	6,068	2,641
Gain on contribution of investment securities (note 3)	-	-	209
Increase in cash surrender value of life insurance	3,122	21	-
Other	435	483	363
Total non-interest income	18,654	12,094	7,963
Non-interest expense:			
Salaries and employee benefits (note 9)	22,508	18,441	17,585
Occupancy expense	2,576	2,380	2,475
Furniture and fixture expense	1,750	1,706	1,814
Charitable contributions (note 14)	65	46	21,458
Advertising	1,422	1,371	1,352
Outside services	2,785	2,816	2,602
Other	4,940	4,286	3,642
Total non-interest expense	36,046	31,046	50,928
Income before income taxes	41,946	46,845	4,594
Income taxes (note 10)	13,316	15,719	1,811
Net income	$ 28,630	$ 31,126	$ 2,783
Net income per common share (note 11)			
Basic	$ 1.40	$ 1.19	nm
Diluted	1.33	1.18	nm

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL HOLDINGS, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999

(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock Held by ESOP	Stock-Based Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 1998	$ —	$ —	$ —	$ —	$ —	$ 241,224	$ 39,760	$ 280,984
Issuance of common stock pursuant to initial stock offering (note 1)	268	260,718	—	—	—	—	—	260,986
Issuance of common stock to Charitable Foundation (note 14)	21	21,365	—	—	—	—	—	21,386
Unallocated ESOP shares (note 9)	—	—	(25,661)	—	—	—	—	(25,661)
Allocation of ESOP shares (note 9)	—	65	641	—	—	—	—	706
Shares acquired for stock-based compensation plans (note 9)	—	—	—	(1,755)	—	—	—	(1,755)
Stock-based deferred compensation obligation (note 9)	—	—	—	1,595	—	—	—	1,595
Comprehensive income (loss):								
Net income	—	—	—	—	—	2,783	—	2,783
Other comprehensive income (loss), net of tax:								
Net unrealized loss on available for sale securities net of reclassification adjustment (note 13)	—	—	—	—	—	—	(9,572)	(9,572)
Total comprehensive income (loss)								(6,789)
Balance, December 31, 1999	289	282,148	(25,020)	(160)	—	244,007	30,188	531,452
Treasury shares acquired (note 8)	—	—	—	—	(38,675)	—	—	(38,675)
Treasury shares acquired under stock repurchase programs and awarded as restricted stock (note 9)	—	—	—	—	(18,032)	—	—	(18,032)
Dividends declared ($0.45 per share)	—	—	—	—	—	(11,681)	—	(11,681)
Allocation of ESOP shares (note 9)	—	528	1,317	—		—	—	1,845
Stock-based deferred compensation obligation (note 9)	—	—	—	82	—	—	—	82
Comprehensive income:								
Net income	—	—	—	—	—	31,126	—	31,126
Other comprehensive income, net of tax:								
Net unrealized gain on available for sale securities net of reclassification adjustment (note 13)	—	—	—	—	—	—	17,850	17,850
Total comprehensive income								48,976
Balance, December 31, 2000	289	282,676	(23,703)	(78)	(56,707)	263,452	48,038	513,967
Treasury shares acquired (note 8)	—	—	—	—	(138,373)	—	—	(138,373)
Net shares issued for exercise of options and release of restricted stock	—	154	—	—	6,334	—	—	6,488
Payout of stock deferred compensation	—	(3)	—	—	—	—	—	(3)
Immediate vesting of options	—	1,698	—	—	—	—	—	1,698
Dividends declared ($0.66 per share)	—	—	—	—	—	(13,767)	—	(13,767)
Allocation of ESOP shares (note 9)	—	1,428	1,317	—	—	—	—	2,745
Stock-based deferred compensation obligation (note 9)	—	—	—	(188)	—	—	—	(188)
Comprehensive income:								
Net income	—	—	—	—	—	28,630	—	28,630
Other comprehensive income, net of tax:								
Net unrealized loss on available for sale securities loss of reclassification adjustment (note 13)	—	—	—	—	—	—	(6,250)	(6,250)
Total comprehensive income								22,380
Balance, December 31, 2001	$ 289	$ 285,953	$ (22,386)	$ (266)	$ (188,746)	$ 278,315	$ 41,788	$ 394,947

See accompanying notes to consolidated financial statements.

AMERICAN FINANCIAL HOLDINGS, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
		(In thousands)	
Operating activities:			
Net income	$ 28,630	$ 31,126	$ 2,783
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	450	1,895	2,030
ESOP expense	2,745	1,845	706
Depreciation and amortization of bank premises and equipment	2,003	1,957	2,073
Accretion of discounts	(1,688)	(1,342)	(622)
Decrease (increase) in accrued interest and dividends receivable	1,892	1,453	(3,270)
Gain on sale/contribution of investment securities	(8,212)	(6,068)	(2,850)
(Increase) decrease deferred income taxes	(816)	607	(5,630)
Increase in cash surrender value of life insurance	(3,122)	(22)	-
(Increase) decrease in other assets	(1,974)	988	(1,429)
Increase in other liabilities	11,755	2,208	1,198
(Increase) decrease in net deferred loan origination costs	(1,639)	272	(2,282)
Net gain on sale of loans	(25)	(5)	(59)
Issuance of common stock to Charitable Foundation	-	-	21,365
Loss on disposal of fixed assets	26	-	-
Net gain on sale of real estate owned	(188)	(234)	(384)
Net cash provided by operating activities	29,837	34,680	13,629
Investing activities:			
Investment securities available for sale:			
Purchases	(28,733)	(92,205)	(357,884)
Proceeds from sales	26,886	83,379	64,695
Proceeds from maturities	37,000	120,600	270,500
Mortgage-backed securities available for sale:			
Purchases	(10,100)	(14,527)	(276,383)
Proceeds from sales	2,532	76,267	46,231
Principal paydowns	42,007	34,356	50,649
(Purchases) redemptions of Federal Home Loan Bank stock	(5,085)	4,208	(7,005)
Proceeds from sales of loans	10,725	773	11,250
Net increase in loans (originations less repayments)	(73,867)	(124,922)	(134,699)
Net purchases of bank premises and equipment	(2,171)	(1,932)	(2,562)
Proceeds from the sales of real estate owned	879	938	2,145
Purchase of single premium bank owned life insurance	(15,000)	(45,000)	-
Net cash (used) provided by investing activities	(14,927)	41,935	(333,063)
Financing activities:			
Net (decrease) increase in deposits	(2,087)	25,834	(24,873)
Increase (decrease) in mortgagors' escrow and other deposits	7,951	803	(10,297)
Advances from the Federal Home Loan Bank	188,500	228,000	99,500
Repayments of advances from the Federal Home Loan Bank	(55,000)	(274,500)	(5,300)
Borrowings under repurchase agreements	-	36,666	52,451
Repayments of repurchase agreements	-	(26,666)	(52,451)
Net proceeds from common stock offering	-	-	260,986
Proceeds from issuance of common stock to Charitable Foundation	-	-	21
Acquisition of common stock by ESOP	-	-	(25,661)
(Acquisition) release of common stock for stock-based compensation plans	(188)	82	(1,755)
Obligation to stock-based deferred compensation plans	-	-	1,595
Net shares issued for stock option plan and payout of stock deferred compensation	8,183	-	-
Purchases of treasury stock	(138,373)	(56,707)	-
Cash dividends paid	(13,767)	(11,681)	-
Net cash (used) provided by financing activities	(4,781)	(78,169)	294,216
Increase (decrease) in cash and cash equivalents	10,129	(1,554)	(25,218)
Cash and cash equivalents at beginning of year	29,054	30,608	55,826
Cash and cash equivalents at end of year	$ 39,183	$ 29,054	$ 30,608
Supplemental information:			
Cash paid during the year:			
Interest on deposits and borrowings	$ 61,007	$ 59,865	$ 55,549
Income taxes	12,245	13,885	9,670
Transfers of loans to real estate owned	557	470	1,486
Contribution of investment securities to charitable foundation	-	-	212

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of American Financial Holdings, Inc. (the "Parent Company") and its subsidiary (referred together as the "Company") conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. Significant policies are described below.

(a) Business and Stock Offering

The Parent Company is a savings and loan holding company. The Parent Company's subsidiary, American Savings Bank (the "Bank"), provides business and consumer banking, mortgage lending, trust and investment services and insurance services through 17 banking offices and one office for American Investment Services, Inc. and the Internet (www.americanfinancialholdings.com). The Company is subject to the regulation of certain state and federal agencies and undergoes periodic examination by those regulatory authorities.

The Bank completed its conversion from a mutual savings bank to a stock savings bank (the "Conversion") on November 30, 1999. Concurrent with the Bank's conversion, the Parent Company was formed, acquired all of the Bank's common stock and issued its common stock in a subscription and direct community offering to the public. Prior to the subscription and direct community offering, the Parent Company had no results of operations; therefore, financial information prior to November 30, 1999 reflects the operations of the Bank.

As provided for in the Conversion, the Bank issued all of its 1,000 outstanding shares of common stock to the Company for 50% of the net proceeds from the Company's sale of common stock in the subscription and direct community offering. As a result of the subscription and direct community offering, the Company sold 25,395,875 shares of its common stock at a price of $10 per share to persons having subscription rights, and 1,336,625 shares to the Bank's Employee Stock Ownership Plan (the "ESOP"). The Company also contributed 2,138,600 shares to American Savings Charitable Foundation. The Conversion resulted in net proceeds of $261.0 million after offering costs of $6.3 million.

(b) Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include the accounts of the Parent Company, the Bank and the Bank's wholly-owned subsidiaries, American Investment Services, Inc. and American Savings Bank Mortgage Servicing Company. All significant intercompany transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near-term relate to the determination of the allowance for loan losses and the valuation allowance for the deferred tax assets, which are discussed below.

(c) Investment and Mortgage-Backed Securities

The Company may classify its debt securities in one of three categories: trading, available for sale, or held to maturity. Marketable equity securities are classified as either trading or available for sale. Management determines the appropriate classifications of securities at the time of purchase. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are debt securities for which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2001 and 2000, all of the Company's debt and equity securities were classified as available for sale.

Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Trading and available for sale securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, until realized.

Premiums and discounts on debt securities are amortized or accreted into interest income over the term of the securities in a manner that approximates the level yield method. A decline in market value of a security below amortized cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Gains and losses on sales of securities are recognized at the time of sale on a specific identification basis.

(d) Loans Receivable, Net

Loans are reported at the principal amount outstanding, net of deferred loan fees and costs and the allowance for loan losses. A significant portion of the Company's mortgage loan receivables and commitments are secured by residential real estate located in the Greater Hartford area and surrounding communities in Connecticut. Accordingly, a substantial portion of the Company's loan portfolio is susceptible to changes in economic and market conditions in Connecticut. The Company's policy for collateral requires that the amount of the loan generally may not exceed 80% of the appraised value of the property at the time that the loan is granted. In cases where the loan exceeds this percentage, the Company's policy is to require private mortgage insurance of between 20% to 30% of the appraised value based on the actual loan to value ratio.

Interest on loans is credited to income as earned based on the rate applied to principal amounts outstanding. Loans are placed on nonaccrual status when timely collection of principal and interest in accordance with contractual terms is doubtful. Loans are generally transferred to a nonaccrual basis when principal or interest payments become 90 days delinquent or sooner if management concludes circumstances indicate that borrowers may be unable to meet contractual principal or interest payments. The Company's policy is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more. If ultimately collected, such interest is credited to income when received. Loans are removed from nonaccrual status when they become current as to the principal and interest and when, in the opinion of management, concern no longer exists as to the collectibility of principal and interest.

Certain direct loan origination fees and costs, and premiums and discounts on loans purchased, are deferred and recognized in interest income over the lives of the related loan as an adjustment of interest using a method approximating the yield method.

The adequacy of the allowance for loan losses is regularly evaluated by management. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and other pertinent factors. The provision for loan losses charged to expense is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses inherent in the loan portfolio. Loan losses are charged against the allowance when management believes the collectibility of the principal balance outstanding is unlikely.

In determining the adequacy of the allowance for loan losses, management obtains independent appraisals on assets securing significant relationships. While management uses the best available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

Impaired loans are those for which it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company considers loans impaired if payments are greater than 90 days past due and the value of the collateral securing the loan is less than the principal amount outstanding. The Company follows the same policy for recognition of income on impaired loans as it does for all other loans.

(Continued)

(e) Mortgage Servicing Rights

When the Company sells mortgage loans with servicing rights retained, it allocates the total cost of the loans to the mortgage servicing rights and to the loans (without the servicing rights) based on their relative fair values. Fair values are estimated considering loan prepayment predictions, historical prepayment rates, interest-rates, servicing costs, and other economic factors. Capitalized mortgage servicing rights are amortized into non-interest income as a reduction of servicing fee income in proportion to, and over the period of, estimated net servicing income by use of a method that approximates the level-yield method. Capitalized mortgage servicing rights are periodically evaluated and, if impairment is identified, the amount is charged to earnings with the establishment of a valuation allowance against the capitalized mortgage servicing rights.

(f) Real Estate Owned

Real estate owned primarily consists of properties acquired through foreclosure or deeded to the Company in lieu of foreclosure. Each real estate owned property is carried at the lower of cost or fair value, less estimated selling costs. Holding costs are charged to current period earnings. Gains and losses on sales of properties are reflected in the consolidated statements of income when realized.

(g) Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank of Boston ("FHLB"), the Bank is required to hold a certain amount of FHLB stock. This stock is considered to be a non-marketable equity security and, accordingly, is carried at cost.

(h) Bank Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method using the estimated lives of the assets. Estimated lives are 15 to 40 years for buildings and improvements and 3 to 20 years for furniture, fixtures and equipment. Amortization of leasehold improvements is calculated on a straight-line basis over the terms of the related leases, including renewal periods, or the life of the asset, whichever is shorter. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renovations are capitalized.

(i) Income Taxes

The Company files consolidated federal and state tax returns. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are also recognized for available tax carryforwards, such as for charitable contributions.

(Continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when temporary differences and carryforwards are realized or settled.

The deferred tax asset is subject to reduction by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgment about the realization of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

Income tax expense includes the amount of taxes payable for the current year, and the deferred tax benefit or expense for the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

(j) Pension and Other Post-Retirement Benefit Plans

The Bank has a noncontributory pension plan covering substantially all employees. Pension costs related to this plan are based upon actuarial computations of current and future benefits for employees, are charged to noninterest expense and are funded in accordance with requirements of the Employee Retirement Income Security Act. The Bank also accrues costs related to post-retirement health care and life insurance benefits.

(k) Employee Stock Ownership Plan

Compensation expense is recognized for the Employee Stock Ownership Plan ("ESOP") equal to the average fair value of shares committed to be released for allocation to participant accounts. Any difference between the average fair value of shares committed to be released for allocation and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). The cost of unallocated ESOP shares (shares not yet released for allocation) is reflected as a reduction of stockholders' equity.

(l) Fair Values of Financial Instruments

Fair values of financial instruments are disclosed in accordance with SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," which requires entities to disclose the fair value of financial instruments, including both assets and liabilities recognized on the balance sheet as well as off-balance sheet instruments, for which it is practicable to estimate fair value.

Financial instruments include cash and cash equivalents, investment securities, mortgage-backed securities, loans, deposits, borrowings and certain off-balance-sheet items. Fair value estimates are made at a specific point in time based on market information, where available, or other more subjective information if an active market for the financial instrument does not exist. These estimates incorporate assumptions and other matters of judgment and may not reflect the true

(Continued)

financial impact that could result from selling the entire portfolio of a financial instrument on one date, including any income tax consequences.

Fair value estimates are based on existing on-and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other assets that are not considered financial instruments and are excluded from fair value disclosures include real estate owned and premises and equipment.

(m) Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company defines cash equivalents to include federal funds sold.

(n) Trust Assets

Approximately $187.3 million and $165.0 million of assets were held by the Company at December 31, 2001 and 2000, respectively, in a fiduciary or agency capacity for customers. These assets are not included in the accompanying consolidated financial statements, since the Company does not own them.

(o) Comprehensive Income

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income includes net income and certain changes in equity that are not recognized in the statement of income (such as changes in net unrealized gains and losses on securities available for sale). The Company has reported comprehensive income and its components for 2001, 2000 and 1999 in the consolidated statements of stockholders' equity.

(p) Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision-maker. Specific information to be reported for individual operating segments includes a measure of profit and loss, certain revenue and expense items and total assets. As a community-oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of the community-banking operation, which constitutes the Company's only operating segment for financial reporting purposes under SFAS No. 131.

(Continued)

(q) *Net Income Per Common Share*

Basic net income per common share is calculated by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per common share is computed in a manner similar to that of basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common shares (such as stock options and unvested restricted stock) were issued during the period. Unallocated common shares held by the ESOP and unvested restricted stock are not included in the weighted-average number of common shares outstanding for either basic or diluted earnings per share calculations.

(r) *Stock-Based Compensation*

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages all companies to adopt a new fair value based method of accounting for stock-based employee compensation plans. Under the provisions of this statement, the Company has elected to continue to measure compensation for its stock option plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees." Entities electing to continue to follow APB No. 25 must make pro forma disclosures for net income and earnings per share as if the fair value based method of accounting had been applied.

The restricted stock awards under the Stock-Based Incentive Plan is also accounted for in accordance with APB No. 25. The fair value of the shares awarded, measured at the grant date, is recognized as a deduction from stockholders' equity and amortized to compensation expense as the shares vest.

(s) *Cash Surrender Value of Life Insurance*

The investment in life insurance represents the cash surrender value of life insurance policies purchased by the Bank with respect to certain officers and employees of the Bank. Increases in the cash surrender value are recorded as other non-interest income. Decreases are the result of collection on the policies due to the death of an insured.

(Continued)

(t) *Securities Repurchase Agreements*

In securities repurchase agreements, the Company transfers securities to a counterparty under an agreement to repurchase the identical securities at a fixed price on a future date. These agreements are accounted for as secured financing transactions since the Company maintains effective control over the transferred securities and the transfer meets other specified criteria. Accordingly, the transaction proceeds are recorded as borrowings and the underlying securities continue to be carried in the Company's securities portfolio.

(u) *Reclassifications*

Certain financial statement amounts as previously reported have been reclassified to conform to the current year presentation.

(2) *Cash and Due from Banks*

The Bank is required to maintain reserves with respect to its transaction accounts and non-personal time deposits. As of December 31, 2001, the Bank maintained cash and liquid assets of approximately $3.1 million in satisfaction of these regulatory requirements.

(Continued)

(3) Investment and Mortgage-Backed Securities

The Company classified all investment and mortgage-backed securities as available for sale as of December 31, 2001, and 2000. The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment and mortgage-backed securities at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Investment securities:				
U.S. Treasury notes	$ 5,020	$ 438	$ -	$ 5,458
U.S. Government agencies	19,779	1,367	-	21,146
Corporate bonds	146,026	5,771	(1)	151,796
Municipal bonds	45,054	2,242	(158)	47,138
Trust preferred stock	26,346	1,398	-	27,744
Marketable equity securities	7,128	51,185	(302)	58,011
Total investment securities	249,353	62,401	(461)	311,293
Mortgage-backed securities:				
U.S. Government and agency	101,314	2,924	-	104,238
U.S. Agency issued collateralized mortgage obligations	116,223	4,640	-	120,863
Total mortgage-backed securities	217,537	7,564	-	225,101
Total available for sale	$ 466,890	$ 69,965	$ (461)	$ 536,394

At December 31, 2001, the net unrealized gain on securities available for sale of $69.5 million, net of income taxes of $27.7 million, is shown as accumulated other comprehensive income of $41.8 million in stockholder's equity.

(Continued)

	December 31, 2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)			
Investment securities:				
U.S. Treasury notes	$ 5,029	$ 318	$ -	$ 5,347
U.S. Government agencies	24,742	734	(12)	25,464
Corporate bonds	187,800	2,500	(68)	190,232
Municipal bonds	38,002	2,036	(1)	40,037
Trust preferred stock	13,293	97	(349)	13,041
Marketable equity securities	6,811	70,463	(184)	77,090
Total investment securities	275,677	76,148	(614)	351,211
Mortgage-backed securities:				
U.S. Government and agency	139,377	1,581	(90)	140,868
U.S. Agency issued collateralized mortgage obligations	111,530	2,872	-	114,402
Total mortgage-backed securities	250,907	4,453	(90)	255,270
Total available for sale	$ 526,584	$ 80,601	$ (704)	$ 606,481

At December 31, 2000, the net unrealized gain on securities available for sale of $79.9 million, net of income taxes of $31.9 million, is shown as accumulated other comprehensive income of $48.0 million in stockholders' equity.

The amortized cost and fair value of debt securities at December 31, 2001 by contractual maturity, excluding mortgage-backed securities, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2001	
	Amortized cost	Fair value
	(In thousands)	
Due in one year or less	$ 61,490	$ 62,728
Due after one year through five years	105,560	111,534
Due after five years through ten years	14,927	16,027
Due after ten years	60,248	62,993
	242,225	253,282
Mortgage-backed securities	217,537	225,101
	$ 459,762	$ 478,383

(Continued)

A security with an amortized cost of $1.9 million and a fair value of $2.0 million at December 31, 2001 was pledged to secure public deposits.

The following is a summary of realized gains and losses on sales of securities available for sale during the years ended December 31:

	2001			2000			1999		
	Gains	Losses	Net	Gains	Losses	Net	Gains	Losses	Net
					(In thousands)				
Available for sale:									
Mortgage-backed securities	$ 61	$ -	$ 61	$ 30	($2,037)	($2,007)	$ -	($ 1,785)	($ 1,785)
Investment securities	8,788	(637)	8,151	10,364	(2,289)	8,075	5,694	(1,268)	4,426
Total	$ 8,849	($ 637)	$ 8,212	$10,394	($4,326)	$6,068	$ 5,694	($ 3,053)	$ 2,641

During the year ended December 31, 1999, investment securities with an amortized cost of $3,000 and a fair value of $212,000 were contributed to the American Savings Bank Foundation, resulting in recognition of a gain of $209,000.

(4) Loans Receivable, Net

The composition of the Company's loan portfolio was as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Real estate mortgage loans:		
One to four family	$ 832,177	$ 818,272
Residential construction	9,437	11,963
Other	394	924
Total real estate mortgage loans	842,008	831,159
Commercial loans:		
Commercial business	3,296	132
Consumer loans:		
Home equity loans and lines of credit	360,166	307,106
Automobile	12,881	17,027
Other	2,197	2,701
Total consumer loans	375,244	326,834
Total loans	1,220,548	1,158,125
Premiums on loans purchased, deferred loan fees and costs, net	5,186	3,547
Allowance for loan losses	(10,887)	(10,624)
Loans receivable, net	$ 1,214,847	$ 1,151,048

Loans on nonaccrual status amounted to $4.2 million and $3.0 million as of December 31, 2001 and 2000, respectively. If interest on nonaccrual loans had been recognized in accordance with their original terms, such income would have approximated $385,000, $306,000 and $200,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income recognized on nonaccrual loans for the years ended December 31, 2001, 2000 and 1999 was approximately $190,000, $199,000 and $112,000, respectively.

The Company's investment in impaired loans was $119,000 and $130,000 at December 31, 2001 and 2000, respectively. The allowance for loan losses on these impaired loans was approximately $22,000 and $45,000 at December 31, 2001 and 2000, respectively. There were no impaired loans without a related allowance for losses. The average balance of impaired loans was $125,000, $220,000 and

(Continued)

$805,000 for the years ended December 31, 2001, 2000 and 1999. The interest income recognized on impaired loans was not significant.

Changes in the allowance for loan losses are summarized as follows:

	Years ended December 31,		
	2001	2000	1999
	(In thousands)		
Balance at beginning of year	$ 10,624	$ 8,820	$ 7,626
Provision for loan losses charged to income	450	1,895	2,030
Loans charged-off	(208)	(252)	(942)
Recoveries	21	161	106
Balance at end of year	$ 10,887	$ 10,624	$ 8,820

The Company serviced loans for others totaling approximately $135.8 million, $146.1 million and $157.1 million at December 31, 2001, 2000 and 1999, respectively. Income from servicing loans for others was $396,000, $431,000 and $455,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(5) Bank Premises and Equipment, Net

Bank premises and equipment consisted of the following:

	December 31,	
	2001	2000
	(In thousands)	
Premises	$ 10,820	$ 10,672
Construction in progress	471	276
Furniture, equipment and software	11,300	9,575
Leasehold improvements	2,921	2,845
Total	25,512	23,368
Less accumulated depreciation and amortization	(12,022)	(10,020)
Premises and equipment, net	$ 13,490	$ 13,348

Total depreciation and amortization expense amounted to $2.0 million, $2.0 million and $2.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(Continued)

At December 31, 2001, the Company was obligated under various non-cancelable operating leases for properties used as branch facilities. The leases contain renewal options for periods ranging from 5 to 20 years and escalation clauses as defined which provide for increased rental expense over a base year. Rental expense under leases was $532,000, $487,000 and $557,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases for branch office premises with initial or remaining terms of one year or more consisted of the following:

	December 31, 2001
	(in thousands)
2002	$ 548
2003	513
2004	463
2005	385
2006	248
Thereafter	838
Total	$ 2,995

(6) Deposits

A summary of deposit balances, by type, is as follows:

	December 31,	
	2001	2000
	(In thousands)	
Savings	$ **225,659**	$ 202,564
NOW accounts	**94,702**	90,118
Money market accounts	**95,562**	65,130
Demand deposit accounts	**30,687**	16,378
Time deposits and retirement accounts	**677,639**	752,146
Total	$ **1,124,249**	$ 1,126,336

Interest expense on deposits, by account type, is summarized as follows:

	Years ended December 31,		
	2001	2000	1999
	(In thousands)		
Savings	$ 4,142	$ 4,101	$ 4,071
NOW accounts	654	1,082	946
Money market accounts	2,370	1,709	1,766
Time deposits	37,339	41,132	38,935
Total	$ 44,505	$ 48,024	$ 45,718

A summary of time deposits by remaining period to maturity is as follows:

	December 31,	
	2001	2000
	(In thousands)	
1 – 12 months	$ 515,753	$ 568,012
13 – 24 months	103,972	143,274
25 – 36 months	8,895	24,168
37 – 48 months	26,551	1,524
48 months and thereafter	22,468	15,168
Total	$ 677,639	$ 752,146

Time deposits of $100,000 or more amounted to $81.8 million at December 31, 2001. Interest paid on time of deposits of $100,000 or more amounted to approximately $4.2 million for the year ended December 31, 2001.

(Continued)

(7) Borrowings

Advances payable to the Federal Home Loan Bank of Boston are as follows:

Maturity Dates	Interest Rates	December 31, 2001	December 31, 2000
		(In thousands)	
2001	5.10 – 6.28%	$ -	$ 55,000
2002	3.73 – 6.70%	78,500	59,500
2003	4.19 – 6.91%	127,500	35,000
2004	4.87 – 6.51%	31,000	11,000
2005	5.13 – 7.27%	9,200	7,200
2006	4.32 – 5.35%	47,500	-
After 2006	4.00 – 5.39%	7,744	244
Total		$ 301,444	$ 167,944

At December 31, 2001, 2000 and 1999, the Bank was in compliance with FHLB collateral requirements. At December 31, 2001, the Bank can borrow an additional capacity of $330.0 million from the FHLB, inclusive of a line of credit of approximately $14.8 million. Advances are secured by the Bank's investment in FHLB stock and a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets, principally mortgage loans.

During the years ended December 31, 2001, 2000 and 1999, the Company also borrowed under securities repurchase agreements. Certain information as to the Bank's repurchase agreements is summarized as follows:

	Years Ended December 31, 2001	2000	1999
	(Dollars in thousands)		
Average amount outstanding during the period	$ 10,000	$ 7,300	$ 6,100
Maximum amount outstanding during the period	10,000	15,300	25,800
Amount outstanding at end of period	10,000	10,000	-
Weighted average interest rate during the period	6.99%	6.92%	-
Weighted average interest rate at end of period	6.99%	6.89%	5.47%

Securities underlying the repurchase agreements held as collateral are U. S. Government agency securities with a fair value of $11.6 million at December 31, 2001. The securities underlying the agreements were under the Company's control. The repurchase agreements at December 31, 2001 are callable on various dates during 2003. These borrowings have weighted average remaining terms to the initial call dates and contractual maturity dates of approximately 1.37 years and 5.87 years, respectively.

(Continued)

(8) Stockholders' Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital to risk-weighted assets, and of Tier 1 Capital to average assets. Management believes that, as of December 31, 2001 and 2000, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification that management believes have changed the Bank's capital category.

(Continued)

The following is a summary of the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000, compared to the required amounts and ratios for minimum capital adequacy and for classification as a well-capitalized institution:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$ 361,716	31.3%	$ 92,399	8.0%	$ 115,499	10.0%
Tier 1 Capital (to Risk Weighted Assets)	328,510	28.4	46,200	4.0	69,299	6.0
Tier 1 Capital (to Average Assets)	328,510	17.7	76,779	4.0	95,974	5.0
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)	$ 403,738	35.6%	$ 90,721	8.0%	$ 113,401	10.0%
Tier 1 Capital (to Risk Weighted Assets)	361,713	31.9	45,360	4.0	68,041	6.0
Tier 1 Capital (to Average Assets)	361,713	19.3	75,083	4.0	93,854	5.0

The Parent Company and the Bank are subject to dividend restrictions imposed by various regulators. Connecticut banking laws limit the amount of annual dividends that the Bank may pay to the Parent Company, to an amount that approximates the Bank's net income retained for the current year plus the Bank's net income retained for the two previous years. In addition, the Bank may not declare or pay dividends on, and the Parent Company may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

(Continued)

As part of the Conversion, the Bank established a liquidation account for the benefit of account holders in an amount equal to the Bank's capital of $286.0 million as of May 31,1999. The liquidation account will be maintained for a period of ten years after the Conversion for the benefit of those deposit account holders who qualified as eligible account holders at the time of the Conversion and who have continued to maintain their eligible deposit balances with the Bank following the Conversion. The liquidation account, which totaled $116.7 million and $143.7 million at December 31, 2001 and 2000, respectively, is reduced annually by an amount equal to the decreases in eligible deposit balances, notwithstanding any subsequent increases in the account. In the event of the complete liquidation of the Bank, each eligible deposit account holder will be entitled to receive his/her proportionate interest in the liquidation account, after the payment of all creditors' claims, but before any distributions to the Parent Company as the sole stockholder of the Bank. The Bank may not declare or pay a dividend on its capital stock if its effect would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account.

In 2000, the Board of Directors authorized two stock repurchase programs for an aggregate of 2.8 million shares. During 2000, the Company repurchased 2.1 million shares at a total cost of $38.7 million. In 2001, the remaining 700,000 shares, at a cost of $14.6 million, were purchased. During 2001, the Board of Directors authorized four additional stock repurchase programs of up to 5.9 million shares, of the Company's outstanding common stock for the treasury. Under these programs the Company repurchased 5.5 million shares at a total cost of $122.6 million. In 2001, the Company under the Stock-Based Incentive Plan purchased an additional 51,496 shares at a cost of $1.1 million.

(9) Benefit Plans

(a) *Pension Plan*

The Company has a non-contributory defined benefit plan (the "Plan") covering substantially all employees who have attained age 21 and completed 1,000 hours of service in a consecutive twelve month period. Participants in the Plan become vested in their accrued benefit upon completing five years of service. Participants also become vested in their accrued benefit upon attainment of their "normal retirement age" (as described in the Plan) or upon incurring a disability. The Plan provides a monthly benefit upon retirement based on years of service and compensation during the highest paid consecutive three years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth changes in the benefit obligation, changes in Plan assets and the funded status of the Plan for the periods indicated. The table also provides a reconciliation of the Plan's funded status and the amounts recognized in the Company's consolidated balance sheets:

	December 31,	
	2001	2000
	(In thousands)	
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 11,047	$ 10,461
Service cost	476	425
Interest cost	784	766
Plan amendments	(220)	-
Actuarial loss	344	95
Benefits paid	(732)	(700)
Projected benefit obligation at end of year	11,699	11,047
Change in plan assets:		
Fair value of plan assets at beginning of year	9,550	9,994
Actual return on plan assets	(588)	1
Employer contributions	1,162	12
Benefits paid	(732)	(700)
Fair value of plan assets at end of year	9,392	9,307
Funded status at end of year	(2,307)	(1,740)
Unrecognized transition obligation	-	(123)
Unrecognized prior service cost	542	824
Unrecognized net actuarial loss	3,167	1,647
Net amount recognized	$ 1,402	$ 608
Amounts recognized in other assets/liabilities in the consolidated balance sheets:		
Prepaid benefit cost	$ 2,167	$ 1,183
Accrued benefit liability	(1,248)	(720)
Intangible asset	483	145
Net amount recognized	$ 1,402	$ 608

(Continued)

The components of net periodic pension cost for the periods indicated were as follows:

	Years ended December 31,		
	2001	2000	1999
		(In thousands)	
Service cost – benefits earned during the period	$ 476	$ 425	$ 471
Interest cost on projected benefit obligation	783	766	697
Expected return on plan assets	(850)	(869)	(878)
Amortization and deferral	(42)	(33)	(22)
Net periodic pension cost	$ 367	$ 289	$ 268

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic pension cost were as follows:

	December 31,	
	2001	2000
Discount rate	7.25%	7.50%
Rate of increase in compensation levels	4.50	4.50
Long-term rate of return on assets	9.00	9.00

The Plan also includes a supplemental benefit equalization plan (the "Supplemental Plan"), that provides benefits to key executives with pension benefits that cannot be provided directly through the Company's tax-qualified employee pension plan as a result of Internal Revenue Code limitations on the benefits available through a tax-qualified plan. Benefits under the Supplemental Plan are based on the same formula as the employee pension plan, but are determined without regard to the limitations on the amount of salary that may be taken into account for benefits purposes under the pension plan or the level of contributions permitted under the pension plan. The benefits under the Supplemental Plan are reduced by the benefits actually payable under the pension plan. At December 31, 2001, three officers and one retired officer of the Bank participated in the Supplemental Plan. The Supplemental Plan's projected benefit obligation at December 31, 2001 and 2000 was approximately $767,000 and $901,000, respectively. Total expense attributable to the Supplemented Plan was $120,000, $157,000 and $137,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(Continued)

(b) Savings and Profit Sharing Plan

The American Savings Bank Employees' Savings and Profit Sharing Plan (the "Savings Plan") is a tax-qualified profit sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Savings Plan currently provides participants with savings and retirement benefits based on employee deferrals of compensation, as well as matching and other discretionary contributions made by the Company. In 1999, the Company made a regular contribution of up to 3% of a participant's compensation, matching 50% of the first 6% of compensation deferred. A participant is always 100% vested in his or her elective deferrals of compensation under the Savings Plan. Participants vest in the regular matching contributions on the first of the month following two years of participation in the plan.

Contributions made by the Company to the Savings Plan amounted to $197,000 for the year ended December 31, 1999. Due to the establishment of the ESOP plan in late 1999, the Company did not make any contributions to the Savings Plan in the year 2001 and 2000.

(c) Other Postretirement Benefit Plans

The Company sponsors a health care plan and a life insurance plan that provides postretirement benefits to full-time employees who meet minimum age and service requirements. The cost of providing retiree health care and other postretirement benefits is recognized over the period the employee renders service to the Company.

The following table presents changes in the benefit obligation, changes in plan assets and the funded status of this plan for the periods indicated. The table also provides a reconciliation of the plan's funded status and the amount recognized in the Company's consolidated balance sheets:

	December 31, 2001	December 31, 2000
	(In thousands)	
Change in benefit obligation:		
Accumulated benefit obligation at beginning of year	$ 1,088	$ 1,016
Service cost	30	20
Curtailment gain	(151)	—
Interest cost	77	77
Actuarial loss	1	42
Benefits paid	(63)	(67)
Accumulated benefit obligation at end of year	982	1,088
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contributions	63	67
Benefits paid	(63)	(67)
Fair value of plan assets at end of year	—	—
Funded status at end of year	(982)	(1,088)
Unrecognized net actuarial loss	122	121
Unrecognized prior service cost	34	42
Accumulated post-retirement liability	$ (826)	$ (925)

(Continued)

Periodic postretirement benefit cost includes the following components for the periods indicated:

	Years ended December 31,		
	2001	2000	1999
	(In thousands)		
Service cost	$ 30	$ 20	$ 34
Interest cost	77	77	70
Curtailment gain	(151)	-	-
Amortization	10	10	10
Recognized net actuarial loss	-	1	-
Postretirement benefit cost	$ (34)	$ 108	$ 114

For measurement purposes, the assumed annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was 10.0% and 8.7% for December 31, 2001 and 2000, respectively. The rate was assumed to decrease gradually to 5% by the year 2007 and remain at that level thereafter. An increase of 1% in the assumed health care cost trend rate would increase the postretirement benefit obligation by $10,000 at December 31, 2001 and increase the periodic postretirement benefit cost by $3,900 for the year ended December 31, 2001. A decrease of 1% in the assumed health care cost trend rate would decrease the postretirement benefit obligation by $8,700 at December 31, 2001 and decrease the postretirement benefit cost by $3,200 for the year ended December 31, 2001.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.5% for December 31, 2001 and December 31, 2000, respectively.

(d) Employee Stock Ownership Plan

The Bank established the ESOP to provide substantially all employees of the Company the opportunity to also become stockholders. The ESOP borrowed $25.7 million from the Company and used the funds to purchase 1,336,625 shares of common stock in the initial subscription offering, and an additional 973,063 shares of the common stock of the Company in the open market subsequent to the offering. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a remaining period of approximately 17 years from December 31, 2001. The unallocated ESOP shares are pledged as collateral for the loan. Dividends paid on unallocated shares are not considered dividends for financial reporting purposes and are used to pay principal and interest on the ESOP loan. Dividends on allocated shares are charged to retained earnings. At December 31, 2001, the loan had an outstanding balance of $23.4 million and an interest rate of 8.5%. Both the loan and the related interest are not recorded in the Company's consolidated financial statements. The amount of loan repayments made by the ESOP are used to reduce the unallocated common stock held by the ESOP. The

(Continued)

Company recorded approximately $2.7 million and $1.8 million ESOP compensation expense for the years ended December 31, 2001 and 2000, respectively.

The ESOP shares are summarized as follows:

	2001	2000
Number of shares released for allocation during the year	118,526	118,526
Number of unallocated shares at end of year	2,014,958	2,133,484
Market value of unallocated shares at end of year (in thousands)	$ 51,200	$ 44,003

(e) Performance Appreciation Unit Plans

From 1996 through October 1999, the Bank sponsored the Performance Appreciation Unit Plans ("PAU") for senior officers and nonemployee directors. Benefits under these plans were determined by reference to the performance of the Bank as reflected in year-to-year changes in the Bank's equity. The PAU, which was intended to provide participants with benefits and incentives that were comparable to those provided by a stock-based compensation program such as a stock option or stock appreciation rights plan, was terminated in 1999 due to the Conversion. Under the PAU, participants were awarded units corresponding to an interest in the appreciation over the term of the award of a "hypothetical share" of the Bank's equity. However, the recipient had no right to, or interest in, the Bank's equity. The initial awards were based on the Bank's equity at December 31, 1994 when each unit was valued at $18.33. At December 31, 1998, each unit was valued at $24.06. To compensate award participants for the potential reduction in benefits attributable to the early termination of the program, the Bank credited an additional value to outstanding awards. At the date of the Conversion (November 30, 1999), awards representing 246,750 units were outstanding. Expense under this plan in 1999 was $1.6 million. The 1999 expense included an additional charge of $620,000 for the additional value credited in connection with the termination of this plan. At termination, participants were given the option of receiving a cash payment equal to the value of their awards, or of deferring such payments. If the participant elected to defer receipt of the award, the amounts deferred could be transferred to a trust which acquired shares of the Company stock during the subscription period. Alternatively, the amount deferred could be held by the Company in its cash deferred compensation plan.

(f) Stock-Based Deferred Compensation Plan

In November 1999, the Company established the Stock-Based Deferred Compensation Plan for the benefit of its directors and key employees. Under this plan, participants are allowed to defer compensation up to a selected date and then receive either a lump sum payment, or payments over periods of one to ten years. Compensation deferred is invested in the stock of the Company and placed in a grantor trust. The deferred compensation obligation was recorded in equity at an amount equal to the original amount of the compensation deferred. Distributions from the trust to

(Continued)

participants in this plan are made solely in the form of whole shares of common stock. If a participant dies prior to the distribution of all amounts he or she is entitled to, amounts will be distributable to his or her beneficiary in accordance with the distribution election. In addition to future deferral of compensation, each participant was allowed to transfer previously accrued benefits to this plan. As of December 31, 2001 and 2000, the trust held 154,020 and 160,579 shares of Company common stock, respectively.

(g) Cash Deferred Compensation Plan

In November 1999, the Company established the Cash Deferred Compensation Plan for the benefit of its directors and key employees. The Plan allows participants to defer compensation until termination of service or another distribution date selected by the participant. The deferred compensation obligation is classified as a liability and adjusted with a corresponding charge to expense to reflect the changes in the amount owed to the participant. Amounts owed participants are credited with interest based on an annually adjusted rate. The obligation at December 31, 2001 and December 31, 2000 was $1.5 million and $1.4 million, respectively. The expense for this plan in 2001 and 2000 was approximately $80,000 and $78,000, respectively.

(h) Supplemental Executive Retirement Plan

In 1999, the Company entered into a special supplemental retirement plan with the President and CEO as an incentive for his continued employment. This plan provides benefits based on a percentage of his final average compensation less benefits available to him under other plans, including the Supplemental Plan. The projected benefit obligation under this plan as of December 31, 2001 and 2000 was $2.5 million and $2.3 million, respectively. The expense for this plan in 2001 and 2000 was approximately $160,000 and $121,000, respectively. In conjunction with the acquisition of American Bank of Connecticut (note 17), the Company terminated the special supplemental retirement plan.

(i) The ESOP Supplemental Executive Retirement Plan

In 1999, the Company also implemented a new plan to provide for similar supplemental executive benefits with respect to the ESOP. Specifically, the supplemental plan provides benefits to eligible individuals that cannot be provided under the ESOP as a result of the compensation limitations imposed by the Internal Revenue Code, but that would have been provided under the ESOP had there not been such limitations.

The plan also provides supplemental benefits to designated individuals who retire, who terminate employment in connection with a change in control, or whose participation in the ESOP ends due to termination of the ESOP prior to the scheduled repayment of the ESOP loan. Generally, the plan provides the eligible individual with a benefit equal to what the individual would have received under the ESOP had he or she remained employed throughout the term of the ESOP or had the ESOP not been terminated prior to the scheduled repayment of the ESOP loan, less the benefits actually provided under the ESOP on behalf of such individual. An individual's benefits under this plan will generally become payable upon the participant's retirement at age 65 or upon the change in control of the Company or the Bank. In 2001 this portion of the plan was terminated, however, the change in control provision remains in effect. The accrued liability was reversed which resulted in a net credit for the year in the plan expense of $336,000. In 2000 and 1999, the Company recognized expense of $277,000 and $189,000, respectively, for this plan. The obligation under this Plan is invested in the Company's common stock and placed in a grantor trust. During 2001 the trust paid a portion of its obligation resulting in a decrease in the number of shares held to 6,827 as of December 31, 2001 from 12,874 shares as of December 31, 2000. These shares are recorded as a reduction of stockholders' equity at their original cost of $45,000 and $199,000 as of December 31, 2001 and 2000, respectively.

(j) Directors' Retirement Plan

In December 1998, the Company adopted a retirement plan for incumbent nonemployee directors to provide a retirement income supplement for directors with long service. The projected benefit obligation under this plan at December 31, 2001 and 2000 was $724,000 and $715,000, respectively. The Company recorded approximately $185,000, $173,000 and $66,000 of expense in connection with this plan for the years ended December 31, 2001, 2000 and 1999, respectively.

(k) Stock-Based Incentive Plan

In June 2000, the Company adopted a Stock-Based Incentive Plan ("Plan"). The Plan provides for grants of options to purchase common stock and awards of restricted stock ("Stock Awards") to eligible officers, employees and directors of the Company.

The Plan allows the granting of Stock Awards at no cost to the recipients in an amount up to 4% of the shares issued in the Conversion, or 1,154,844 shares. During 2000, the Company granted Stock Awards equal to 3.8% of the shares issued in the Conversion or 1,104,840 shares using shares acquired for this purpose at a cost of $18.0 million. Compensation cost is being recognized for these awards over the five-year period from the grant date. The compensation cost charged to employee benefits expense for the Stock Awards during 2001 and 2000 was $3.6 million and $2.3 million, respectively. The increase was due to the recording of a full twelve months of expense in 2001, whereas only six months of expense was recorded in 2000. The expense recorded in 2000 includes a charge of $422,000 to reflect the cost of immediately vesting shares upon the death of one of the Company's directors.

The Plan also allows the granting of stock options (either incentive stock options or nonqualified stock options) up to 10% of the shares issued in the Conversion or 2,887,110 shares. During 2001 and 2000, the Company granted stock options equal to 0.1% and 8.7% of the shares issued in the Conversion, or 31,500 and 2,506,200 shares, respectively. Under the terms of the Plan, the exercise price of each option granted equals the market price of the Company's stock on the date of grant. Each option has a maximum contractual life of ten years and shares vest over five years from the grant date.

The following is a summary of the Company's stock options at December 31, 2001 and 2000 and changes during the year:

	2001			2000		
	Shares		Weighted-Average Exercise Price	Shares		Weighted-Average Exercise Price
(Shares in thousands)						
Options outstanding at beginning of year	2,485	$	16.06	-	$	-
Granted	32		22.30	2,506		16.06
Exercised	(121)		16.03	-		-
Forfeited/cancelled	(22)		16.21	(21)		16.06
Options outstanding at end of year	2,374	$	16.14	2,485	$	16.06
Options exercisable at year-end	675		16.04	-		-
Weighted average per share fair value of options granted during the year		$	4.62		$	6.04

(Continued)

In accordance with the provisions of APB No. 25 related to fixed stock options, compensation expense is not recognized in the Consolidated Statements of Income with respect to the Company's options since the exercise price equals the fair values of the common stock at the grant data. Had compensation cost for the Company stock option plans been determined consistent with SFAS No. 123 (the grant data fair value of stock options is recognized as expense over the vesting period) and recorded in the Consolidated Statement of Income, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated as follows:

	Years ended December 31	
	2001	2000
	(In thousands, except per share data)	
Net income:		
As reported	$ 28,630	$ 31,126
Pro forma	26,331	29,861
Basic earnings per share:		
As reported	$ 1.40	$ 1.19
Pro forma	1.29	1.14
Diluted earnings per share:		
As reported	$ 1.33	$ 1.18
Pro forma	1.22	1.13

The per share fair value of options granted in 2001 and 2000 was estimated using the Black-scholes option pricing model with assumptions used for grants issued during 2001 and 2000, respectively are as follows: dividend yield of 2.69% and 3.0%, expected volatility rate of 21.2% and 21.3%, risk-free interest rate of 4.3% and 4.7% and expected option life of 5.0 and 6.0 years.

The following table summarizes information about the Company's stock options at December 31, 2001:

	Number Out-standing	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price	Number Exercisable		Weighted Average Exercise Price
(Shares in thousands)							
Range of exercise prices:							
$16.00 - $18.06 per share	2,342	8.46	$	16.06	675	$	16.04
$18.13 - $26.94 per share	32	9.32		22.19	-		-
	2,374	8.47	$	$16.15	675	$	16.04

(10) Income Taxes

The components of income tax expense are summarized as follows:

	Years ended December 31,					
		2001		2000		1999
	(In thousands)					
Current tax expense (benefit):						
Federal	$	14,130	$	15,112	$	7,539
State		-		-		(98)
Total current		14,130		15,112		7,441
Deferred tax expense (benefit):						
Federal		(814)		607		(5,728)
State (including effect of valuation allowance)		-		-		98
Total deferred		(814)		607		(5,630)
Total income tax expense	$	13,316	$	15,719	$	1,811

(Continued)

Income tax expense of $13.3 million, $15.7 million and $1.8 million for the years ended December 31, 2001, 2000 and 1999, respectively, differed from the amounts computed by applying the Federal income tax rate of 35% to pre-tax income as a result of the following:

	Years ended December 31,		
	2001	2000	1999
		(In thousands)	
Statutory federal income tax	$ 14,681	$ 16,396	$ 1,608
Increase (decrease) in tax rates resulting from:			
Nondeductible expense	-	-	589
Dividend received deduction	(316)	(366)	(327)
Tax exempt interest	(444)	(349)	(34)
Increase in cash surrender value of bank-owned life insurance	(1,092)	(8)	-
Other, net	487	46	(25)
Income tax expense	$ 13,316	$ 15,719	$ 1,811

(Continued)

The tax effects of temporary differences and tax carryforwards that give rise to deferred tax assets and liabilities are presented below:

	December 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 3,941	$ 3,836
Postretirement benefits other than pensions	400	380
Charitable contribution carryforward for tax purposes	6,931	8,663
Net operating loss carryforwards	1,761	850
Stock options exercised	677	-
Restricted stock awarded	1,442	-
Other	2,823	1,447
Total gross deferred tax assets	17,975	15,176
Less valuation allowance	(5,048)	(4,024)
Deferred tax asset after valuation allowance	12,927	11,152
Deferred tax liabilities:		
Net unrealized gains on securities available for sale	(27,716)	(31,859)
Net deferral of loan origination costs	(2,989)	(1,758)
Bank premises and equipment, principally due to differences in depreciation	(551)	(835)
Excess of tax bad debt reserve over base year	(314)	(471)
Pension plan	(565)	(382)
Other	(113)	(127)
Total gross deferred tax liabilities	(32,248)	(35,432)
Net deferred tax liability	$ (19,321)	$ (24,280)

At December 31, 2001, the Company had charitable contribution carryforwards of $17.4 million which expire in 2004. The utilization of charitable contributions for any tax year is limited to 10% of taxable income without regard to charitable contributions, net operating losses, and dividends received deductions. A corporation is permitted to carry over to the five succeeding tax year's contributions that exceeded the 10% limitation, but deductions in those years are also subject to the maximum limitation. The Company also had state net operating loss carryforwards at December 31, 2001 of $36.1 million which principally expire in 2021.

Management believes it is more likely than not that the reversal of deferred tax liabilities and results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance. As of December 31, 2001, 2000 and 1999, the Company had a valuation allowance of $2.5 million, $1.5 million, and $1.2 million, respectively, against its state deferred tax asset resulting from its creation of a Connecticut passive investment company in addition to other net deductible temporary differences. Under legislation that was enacted in 1998, Connecticut passive investment companies are not subject to the Connecticut Corporate Business Tax and dividends paid by the passive investment company to the Company are exempt from the Connecticut Corporate Business Tax. During 2001, the Company increased its valuation allowance by $1.0 million to offset an increase in the state deferred tax asset attributable to net deductible temporary differences and net operating loss carryforwards arising during the year. As of December 31, 2001 and 2000 the Company had a valuation allowance of $2.5 million against the charitable contribution carryforward. There was no increase in the allowance during 2001.

For income tax purposes, a bad debt reserve is maintained equal to the excess of tax bad debt deductions over actual losses charged against the reserve. The Company's base-year tax bad debt reserve was $24.6 million and the related unrecognized deferred tax liability was approximately $8.6 million at December 31, 2001. A deferred tax liability has not been recognized for the base-year tax bad debt reserve, since the Company does not expect that the reserve will become taxable in the foreseeable future. Events that would result in the recapture of the pre-1988 tax bad debt reserves into taxable income include distributions to the Parent Company from the Bank in excess of the Bank's earnings and profits or the repurchase of any of the Bank's outstanding stock.

(11) Net Income Per Common Share

Net income per common share for the year ended December 31, 2001 and 2000 was computed as follows:

	2001	2000
	(In thousands, except per share data)	
Net income	$ 28,630	$ 31,126
Weighted-average common shares outstanding	20,447	26,211
Plus common stock equivalents	1,109	151
Diluted weighted-average common shares	21,556	26,362
Net income per common share:		
Basic	$ 1.40	$ 1.19
Diluted	1.33	1.18

There were 5,000 and 18,500 anti-dilutive stock options not included in the computation of common stock equivalents because the options' exercise prices exceeded the average market price of the Company's common stock for 2001 and 2000, respectively.

Net income per common share data for the period of November 30, 1999 (the date of the Conversion) to December 31, 1999 is not meaningful due to the shortness of the period and, accordingly, has not been presented. Earnings per share data does not apply to periods prior to the Conversion, since the Bank was a mutual savings bank with no outstanding stock.

As discussed more completely in note 17, on January 18, 2002, the Company completed its previously announced acquisition of American Bank of Connecticut. In conjunction with that acquisition the Company issued 3,208,715 common shares and converted outstanding vested American Bank options to 807,066 American Financial Holdings, Inc. options.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments expose the Company to credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to commitments to extend credits if such commitments are fulfilled, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contract amounts of financial instruments with off-balance-sheet risk are as follows:

	December 31, 2001	December 31, 2000	December 31, 1999
	(In thousands)		
Approved real estate loan commitments:			
Fixed rate	$ 18,530	$ 5,477	$ 2,050
Variable rate	60,877	17,036	20,371
Approved consumer loan commitments	11,713	3,193	5,069
Approved commercial loan commitments	955	143	-
Unused portion of home equity lines of credit	265,856	209,474	190,361
Unused portion of construction loans	7,809	7,251	16,003
Unused checking overdraft lines of credit	809	1,060	902

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral obtained is primarily residential property located in Connecticut.

(13) Other Comprehensive Income

The following tables summarize components of other comprehensive income and the related tax effects for the years ended December 31, 2001, 2000 and 1999:

	Year ended December 31, 2001		
	Before tax amount	Income tax effect	Net-of-tax Amount
		(In thousands)	
Unrealized loss on available for sale securities:			
Unrealized holding losses arising during the period	$ (2,181))	$ 870	$ (1,311)
Reclassification adjustment for gains realized during the period	(8,212)	3,273	(4,939)
Other comprehensive loss	$ (10,393)	$ 4,143	$ (6,250)

	Year ended December 31, 2000		
	Before tax amount	Income tax effect	Net-of-tax amount
		(In thousands)	
Unrealized gain on available for sale securities:			
Unrealized holding gains arising during the period	$ 35,756	$ (14,257)	$ 21,499
Reclassification adjustment for gains realized during the period	(6,068)	2,419	(3,649)
Other comprehensive income	$ 29,688	$ (11,838)	$ 17,850

	Year ended December 31, 1999		
	Before tax amount	Income tax effect	Net-of-tax Amount
		(In thousands)	
Unrealized loss on available for sale securities:			
Unrealized holding losses arising during the period	$ (16,088)	$ 7,956	$ (8,132)
Reclassification adjustment for gains realized during the period	(2,850)	1,410	(1,440)
Other comprehensive loss	$ (18,938)	$ 9,366	$ (9,572)

(Continued)

(14) Foundations

In connection with the Conversion in 1999, the Company established American Savings Charitable Foundation (the "Charitable Foundation"). The Charitable Foundation was funded with 2,138,600 shares of the Company's common stock. The Charitable Foundation paid $21,386 and the Company contributed the remainder of the value for a total of $21.4 million. The Charitable Foundation makes grants and donations to non-profit and community groups in the community served by the Company. The Charitable Foundation is exempt by statute from federal income taxes under applicable provisions of the Internal Revenue Code.

In 1995, the Bank established the American Savings Bank Foundation, Inc. (the "Foundation"). The Foundation was organized for charitable purposes and is exempt by statute from federal income taxes under applicable provisions of the Internal Revenue Code. The Bank has made annual contributions to the Foundation subject to the determination of its Board of Directors. In 1999, the Bank funded a 1998 contribution amounting to $212,000 In 1998, the Bank contributed $3.6 million to the Foundation, of which $2.3 million was for the 1998 contribution and $1.3 million represented a Board designated contribution for 1999. The contributions to the Foundation in 1999 and 1998 were made primarily in the form of investment securities. The Company did not make any contributions to the Foundation in 2000 and 2001.

On November 28, 2000, the Boards of Directors of the Charitable Foundation and the Foundation voted to approve a merger of the two organizations effective December 31, 2000. The resulting organization was re-named the American Savings Foundation.

In order to maintain Internal Revenue Code compliance, assets of the American Savings Foundation cannot be returned to the Company or directed for use of, or for the benefit of, the Company.

(15) Fair Value of Financial Instruments

The methods and assumptions used to estimate fair values for the Company's financial instruments are set forth below.

Fair values of cash and due from banks, federal funds sold, accrued interest receivable and accrued interest payable are based on the carrying amounts as reported in the consolidated balance sheet.

Fair values of investment and mortgage-backed securities are based on quoted market prices or dealer quotes for similar instruments. The fair value of the Federal Home Loan Bank stock is estimated to equal the carrying amount, due to the historical experience that this stock is redeemed at par.

Fair values for fixed-rate loans are estimated using discounted cash flow analyses using yields currently expected for pools of loans with similar terms and credit quality. Variable-rate loans are valued at carrying amount due to the repricing characteristics of the portfolio.

The fair values of deposits with no stated maturity, such as demand deposits, regular savings, money management accounts, escrow and other deposits are assumed to equal the amount payable on demand.

Fair values of time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregate expected monthly maturities.

Fair values of advances from the FHLB and borrowings under securities repurchase agreements are estimated using a discounted cash flow technique that applies interest rates currently being offered to schedules of aggregated monthly maturities of borrowings.

The fair values of the Company's commitments to extend credit approximate their carrying amounts, which are insignificant at December 31, 2001 and 2000.

The following are the carrying amounts and estimated fair values of the Company's financial assets and liabilities, none of which were held for trading purposes:

	December 31,			
	2001		2000	
	Carrying Amounts	Estimated Fair values	Carrying Amounts	Estimated fair values
	(In thousands)			
Financial Assets				
Cash and due from banks	$ 22,133	$ 22,133	$ 17,314	$ 17,314
Federal funds sold	17,050	17,050	11,740	11,740
Investment securities available for sale	311,293	311,293	351,211	351,211
Mortgage-backed securities available for sale	225,101	225,101	255,270	255,270
Federal Home Loan Bank stock	17,279	17,279	12,194	12,194
Loans, net	1,214,847	1,253,420	1,151,048	1,158,166
Accrued interest receivable	11,120	11,120	13,012	13,012
Financial Liabilities				
Regular savings	225,659	225,659	202,564	202,564
NOW, money market, and demand deposits	220,951	220,951	171,626	171,626
Time deposits	677,639	687,462	752,146	755,343
Mortgagors' escrow and other deposits	27,505	27,505	19,554	19,554
Federal Home Loan Bank advances	301,444	307,264	167,944	168,283
Securities repurchase agreements	10,000	11,385	10,000	10,783
Accrued interest payable on deposits and borrowings	1,855	1,855	1,622	1,622

(Continued)

(16) Parent Company Only Financial Information

The Parent Company began operations on November 30, 1999 in conjunction with the Bank's mutual-to-stock conversion and the Parent Company's subscription and direct community offering of its common stock. The following represents the Parent Company's balance sheets as of December 31, 2001 and 2000, and the statements of income and cash flows for the year ended December 31, 2001, 2000 and the period from November 30, 1999 through December 31, 1999.

Balance Sheets	December 31, 2001	December 31, 2000
	(In thousands)	
Assets		
Cash and cash equivalents	$ 16,149	$ 100,361
Investment in American Savings Bank	369,746	409,787
Investment securities available for sale (at fair value)	4,007	2,697
Due from subsidiary	1,445	-
Deferred tax asset	6,105	13,668
Other assets	67	248
Total assets	$ 397,519	$ 526,761
Liabilities and Stockholders' Equity		
Total liabilities	$ 2,572	$ 12,794
Stockholders' equity	394,947	513,967
Total liabilities and stockholders' equity	$ 397,519	$ 526,761

Statements of Income	Year-ended December 31, 2001	Year-ended December 31, 2000	For the period November 30, 1999 through December 31, 1999
		(In thousands)	
Interest income	$ 1,167	$ 2,841	$ 92
Dividend income	121	113	-
Contribution of common stock to the Charitable Foundation	-	-	(21,365)
Salaries and employee benefits	(5,366)	(4,242)	-
Other expenses	(694)	(535)	(779)
Loss before income taxes and undistributed loss of American Savings Bank	(4,772)	(1,823)	(22,052)
Income tax benefit\(expense)	1,711	(122)	7,478
Loss before undistributed loss of American Savings Bank	(3,061)	(1,945)	(14,574)
Undistributed income/(loss) of American Savings Bank	31,691	33,071	(1,942)
Net income/(loss)	$ 28,630	$ 31,126	$ (16,516)

(Continued)

Statements of Cash Flows	Year ended December 31, 2001	2000	1999
		(In thousands)	
Operating activities:			
Net income (loss):	$ 28,630	$ 31,126	$ (16,516)
Adjustments to reconcile net income (loss) to each provided by operating activities:			
Contribution of common stock to the Charitable Foundation	-	-	21,365
Undistributed (income)/loss of American Savings Bank	(31,691)	(33,071)	1,942
(Decrease) increase in other liabilities	(10,222)	6,275	6,519
(Increase) decrease in other assets	(1,264)	(246)	(3)
Decrease (increase) in deferred tax asset	7,148	-	(13,767)
Distribution of ESOP shares	2,745	1,845	706
Net cash (used) provided by operating activities	(4,654)	5,929	246
Investing activities:			
Distribution from (investment in) bank subsidiary	64,859	60,274	(130,518)
Purchase of investment securities available for sale	(275)	(2,450)	-
Net cash (used) provided by investing activities	64,584	57,824	(130,518)
Financing activities:			
Net proceeds from stock offering	-	-	260,986
Net proceeds from issuance of common stock to Charitable Foundation	-	-	21
Net shares issued for stock option plan	7,686	-	-
Acquisition of common stock by ESOP	-	-	(25,661)
Acquisition of common stock for stock-based compensation plans	-	-	(1,755)
Obligation to stock-based deferred compensation plans	(188)	82	1,595
Purchase of treasury stock	(137,873)	(56,707)	-
Cash dividends paid	(13,767)	(11,681)	-
Net cash (used) provided by financing activities	(144,142)	(68,306)	235,186
Net (decrease) increase in cash and cash equivalents	(84,212)	(4,553)	104,914
Cash and cash equivalents at beginning of period	100,361	104,914	-
Cash and cash equivalents at end of period	$ 16,149	$ 100,361	$ 104,914

(Continued)

(17) Recent Acquisition

Following the close of business on January 18, 2002, the Parent Company completed the acquisition of American Bank of Connecticut, a state chartered savings bank, with American Bank of Connecticut merging into American Savings Bank. American Bank of Connecticut with assets of approximately $900 million, was headquartered in Waterbury, Connecticut and operated 17 branches in the cities of Waterbury, Torrington and contiguous towns. The transaction was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." The Company acquired all of the outstanding common stock of American Bank of Connecticut for approximately $159.6 million ($73.8) million in cash and $85.8 million in common stock and options), excluding transaction costs.

(Continued)

AMERICAN FINANCIAL HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(18) Selected Quarterly Consolidated Financial Information (unaudited)

The following table presents quarterly financial information of the Company for 2001 and 2000:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(In thousands)		
2001				
Interest and dividend income	$ 31,445	$ 30,377	$ 30,247	$ 28,959
Interest expense	15,593	15,691	15,313	14,643
Net interest income before provision for loan losses	15,852	14,686	14,934	14,316
Provision for loan losses	300	100	50	-
Net interest income after provision for loan losses	15,552	14,586	14,884	14,316
Non-interest income	3,677	6,589	3,941	4,447
Non-interest expense	8,238	10,522	8,681	8,605
Income before income taxes	10,991	10,653	10,144	10,158
Income taxes	3,541	3,403	3,110	3,262
Net income	$ 7,450	$ 7,250	$ 7,034	$ 6,896
Net income per common share:	$ 0.32	$ 0.35	$ 0.37	$ 0.38
Basic	$ 0.31	$ 0.34	$ 0.34	$ 0.35
Diluted				
2000				
Interest and dividend income	$ 31,092	$ 31,730	$ 32,343	$ 32,458
Interest expense	14,408	14,478	15,465	15,580
Net interest income before provision for loan losses	16,684	17,252	16,878	16,878
Provision for loan losses	550	570	400	375
Net interest income after provision for loan losses	16,134	16,682	16,478	16,503
Non-interest income	2,847	3,046	3,257	2,944
Non-interest expense	7,259	7,101	8,272	8,414
Income before income taxes	11,722	12,627	11,463	11,033
Income taxes	4,147	4,240	3,833	3,499
Net income	$ 7,575	$ 8,387	$ 7,630	$ 7,534
Net income per common share:				
Basic	$ 0.28	$ 0.31	$ 0.30	$ 0.30
Diluted	$ 0.28	$ 0.31	$ 0.29	$ 0.30

corporate information

Corporate Offices
102 West Main Street
New Britain, CT 06051
Mailing address:
P.O. Box 174
New Britain, CT 06050
Toll free (888) 272-7937
(860) 612-1500
www.americanfinancialholdings.com

Stock Listing
American Financial Holdings, Inc. is traded on the Nasdaq National Market under the symbol AMFH.

Annual Meeting
The annual meeting of shareholders will be held on Monday, April 29, 2002 at 10:00 a.m. at the Hartford Marriott Rocky Hill, 100 Capital Boulevard, Rocky Hill, CT 06067.

Investor Information
Copies of the Annual Report, SEC Filings, press releases and other investor information are available through our website at www.americanfinancialholdings.com or by contacting:

Investor Relations Department
P.O. Box 174
New Britain, CT 06050
E-mail: Investor@americansb.com
Toll free (877) 677-AMFH
(860) 612-3366

Auditors
KPMG LLP
One Financial Plaza
Hartford, CT 06103-2608

Counsel
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Transfer Agent and Registrar
Shareholders who wish to:

- change the name, address or ownership of stock
- consolidate stock accounts
- obtain information on the Dividend Reinvestment Plan
- report lost stock certificates

should contact:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Toll free (800) 937-5449
www.amstock.com

Forward-looking Statement. This report contains "forward-looking statements" which may describe future plans and strategies, including our expectations of future financial results. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors that could affect our actual results include market interest rate trends, the general regional and national economic climate, our ability to control costs and expenses, actions by our competitors and their pricing, loan delinquency rates, and changes in federal and state regulation. As we have no control over these factors, they should be considered in evaluating any forward-looking statements and undue reliance should not be placed on such statements.

locations

New Britain
178 Main Street
252 Allen Street
587 Hartford Road
747 Farmington Avenue
655 West Main Street

Avon
315 West Main Street

Berlin
1127 Farmington Avenue

Glastonbury
25 New London Turnpike

Killingworth
184 Route 81

Mansfield
Route 195

Middlebury
503 Middlebury Road

Newington
1133 Main Street

Plainville
123 East Main Street

Rocky Hill
632 Cromwell Avenue

Seymour
Bank Street at Klarides Village

Simsbury
714 Hopmeadow Street

Southbury
1 Village Street

Torrington
215 High Street
446 Winsted Road

Waterbury
2 West Main Street
Thomaston Avenue
Route 69 at Pearl Lake Road
630 Highland Avenue
835 Wolcott Street
2084 North Main Street
1277 West Main Street

Watertown
1247 Main Street

West Hartford
29 South Main Street
143 South Main Street

Wethersfield
25 Wells Road

Winsted
200 New Hartford Road

Wolcott
826 Wolcott Road

Woodbury
59 Main Street South
766 Main Street South

www.americanfinancialholdings.com
102 West Main Street, New Britain, CT 06051